      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 1996
                                                       REGISTRATION NO. 333-3616

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 3
                                       TO



                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          CARDIAC PATHWAYS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

    CALIFORNIA (PRIOR TO REINCORPORATION)
      DELAWARE (AFTER REINCORPORATION)                           3845
       (STATE OR OTHER JURISDICTION OF               (PRIMARY STANDARD INDUSTRIAL
       INCORPORATION OR ORGANIZATION)                 CLASSIFICATION CODE NUMBER)

    CALIFORNIA (PRIOR TO REINCORPORATION)
      DELAWARE (AFTER REINCORPORATION)                          77-0278793

       (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER

       INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NUMBER)


                            ------------------------
                          CARDIAC PATHWAYS CORPORATION
                               995 BENECIA AVENUE
                              SUNNYVALE, CA 94086
                                 (408) 737-0505
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                DAVID W. GRYSKA
                          VICE PRESIDENT, FINANCE AND
                            CHIEF FINANCIAL OFFICER
                          CARDIAC PATHWAYS CORPORATION
                               995 BENECIA AVENUE
                              SUNNYVALE, CA 94086
                                 (408) 737-0505
      (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE OF PROCESS)
                            ------------------------
                                   COPIES TO:

                J. CASEY MCGLYNN, ESQ.                               ALAN C. MENDELSON, ESQ.
                 DAVID J. SEGRE, ESQ.                                JULIA L. DAVIDSON, ESQ.
           WILSON SONSINI GOODRICH & ROSATI                  COOLEY GODWARD CASTRO HUDDLESON & TATUM
               PROFESSIONAL CORPORATION                           5 PALO ALTO SQUARE, SUITE 400
                  650 PAGE MILL ROAD                                   3000 EL CAMINO REAL
                 PALO ALTO, CA 94304                                 PALO ALTO, CA 94306-2155
                    (415) 493-9300                                        (415) 843-5000

                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------
                                                  AMOUNT       PROPOSED MAXIMUM  PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                            TO BE         OFFERING PRICE      AGGREGATE        AMOUNT OF
SECURITIES TO BE REGISTERED                   REGISTERED(1)      PER SHARE(2)   OFFERING PRICE(2) REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value...............     2,875,000          $17.00         $48,875,000       $16,854(3)
- ------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------

(1) Includes 375,000 shares which the Underwriters have the option to purchase solely to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of the registration fee. The estimate is made pursuant to Rule 457 of the Securities Act of 1933, as amended.



(3) Previously paid.

                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          CARDIAC PATHWAYS CORPORATION

                             CROSS REFERENCE SHEET

             ITEM NUMBER AND HEADING
        IN FORM S-1 REGISTRATION STATEMENT            LOCATION OR CAPTION IN PROSPECTUS
     ----------------------------------------  ------------------------------------------------
  1. Forepart of the Registration Statement
       and Outside Front Cover Page of
       Prospectus............................  Facing Page of Registration Statement; Cross-
                                                 Reference Sheet; Outside Front Cover Page of
                                                 Prospectus; Additional Information
  2. Inside Front and Outside Back Cover
       Pages of Prospectus...................  Inside Front Cover Page of Prospectus
  3. Summary Information, Risk Factors and
       Ratio of Earnings to Fixed Charges....  Prospectus Summary; The Company; Risk Factors
  4. Use of Proceeds.........................  Prospectus Summary; Use of Proceeds
  5. Determination of Offering Price.........  Outside Front Cover Page; Underwriters
  6. Dilution................................  Dilution
  7. Selling Security Holders................  *
  8. Plan of Distribution....................  Outside and Inside Front Cover Pages of
                                               Prospectus; Underwriters
  9. Description of Securities to be
       Registered............................  Prospectus Summary; Dividend Policy;
                                               Capitalization; Description of Capital Stock
 10. Interests of Named Experts and
       Counsel...............................  *
 11. Information with Respect to the
       Registrant............................  Prospectus Summary; Risk Factors; The Company;
                                                 Use of Proceeds; Dividend Policy;
                                                 Capitalization; Dilution; Selected
                                                 Consolidated Financial Data; Management's
                                                 Discussion and Analysis of Financial Condition
                                                 and Results of Operations; Business;
                                                 Management; Certain Transactions; Principal
                                                 Stockholders; Description of Capital Stock;
                                                 Shares Eligible for Future Sale; Underwriters;
                                                 Experts; Consolidated Financial Statements
 12. Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities...........................  *

- ------------
* Indicates that item is omitted from the Prospectus because it is not applicable.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)

Issued JUNE 7, 1996

                                2,500,000 Shares

                                      LOGO

                                  COMMON STOCK

                            ------------------------

ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY CARDIAC PATHWAYS CORPORATION (THE "COMPANY"). PRIOR TO THIS OFFERING, THERE HAS
     BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE PER
        SHARE WILL BE BETWEEN $15 AND $17. SEE "UNDERWRITERS" FOR A DISCUSSION OF THE FACTORS TO BE CONSIDERED IN DETERMINING THE
           INITIAL PUBLIC OFFERING PRICE. APPLICATION HAS BEEN MADE
           FOR QUOTATION OF THE COMMON STOCK ON THE NASDAQ
               NATIONAL MARKET UNDER THE SYMBOL "CPWY."

                            ------------------------

        THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                             COMMENCING ON PAGE 7.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
             CRIMINAL OFFENSE.
                            ------------------------

                            PRICE $          A SHARE
                            ------------------------

                                                        UNDERWRITING
                                      PRICE TO         DISCOUNTS AND        PROCEEDS TO
                                       PUBLIC          COMMISSIONS(1)        COMPANY(2)
                                  ----------------    ----------------    ----------------
Per Share.....................           $                   $                   $
Total(3)......................    $                   $                   $

- ------------
     (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     (2) Before deducting expenses payable by the Company estimated at $1,100,000.

     (3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 375,000 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to
         Company will be $        , $        and $        , respectively. See
         "Underwriters."

                            ------------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Cooley Godward Castro Huddleson & Tatum, counsel for the Underwriters. It is
expected that delivery of the Shares will be made on or about             , 1996
at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY & CO.                                             COWEN & COMPANY
              Incorporated

            , 1996

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

     UNTIL             , 1996 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO
DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
Prospectus Summary....................................................................    4
Risk Factors..........................................................................    7
The Company...........................................................................   18
Use of Proceeds.......................................................................   18
Dividend Policy.......................................................................   18
Capitalization........................................................................   19
Dilution..............................................................................   20
Selected Consolidated Financial Data..................................................   21
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................   22
Business..............................................................................   27
Management............................................................................   53
Certain Transactions..................................................................   61
Principal Stockholders................................................................   63
Description of Capital Stock..........................................................   65
Shares Eligible for Future Sale.......................................................   67
Underwriters..........................................................................   69
Legal Matters.........................................................................   70
Experts...............................................................................   70
Additional Information................................................................   70
Index to Consolidated Financial Statements............................................  F-1

                            ------------------------

     The Company intends to furnish its stockholders with annual reports containing audited financial statements examined by an independent public accounting firm and quarterly reports for the first three quarters of each year containing interim unaudited financial information.
                            ------------------------

     The Company's logo, Cardiac Pathways, Cardiac Pathways Corporation and Radii are registered trademarks of the Company. Trio, Ensemble, Chilli, Mercator and Nexus are trademarks of the Company. This Prospectus also includes trademarks of companies other than the Company.

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                   [ARTWORK]

                                   [ARTWORK]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. Prospective investors should consider carefully the information discussed under "Risk Factors." Except as set forth in the financial statements or as otherwise indicated herein, all information in this Prospectus
(i) reflects an increase in the authorized shares of Common Stock to 30,000,000 shares effected in May 1996, (ii) reflects the two-for-three reverse split of the Company's Common Stock and Preferred Stock effected in May 1996, (iii) gives effect to the reincorporation of the Company from California to Delaware effected in May 1996, (iv) assumes that an outstanding warrant to purchase 6,667 shares of Common Stock that expires upon the closing of this offering is exercised,(v) reflects the conversion of all of the Company's outstanding shares of Preferred Stock into shares of Common Stock, which will occur automatically upon the closing of this offering, (vi) reflects the filing, upon the closing of this offering, of a Restated Certificate of Incorporation authorizing 5,000,000 shares of undesignated Preferred Stock, and (vii) assumes that the Underwriters' over-allotment option is not exercised. See "Description of Capital Stock," "Underwriters" and Notes 1, 4 and 14 of Notes to Consolidated Financial Statements.

                                  THE COMPANY

     Cardiac Pathways Corporation (the "Company") designs, develops and manufactures minimally invasive systems to diagnose and treat cardiac tachyarrhythmias (abnormally rapid heart rhythms) which, if untreated, can cause palpitations, fainting and sudden cardiac arrest (a fatal heart rhythm). The Company is developing products designed to provide integrated system solutions for the successful diagnosis and treatment of ventricular tachycardia and atrial fibrillation, two of the most serious and prevalent types of abnormally rapid heart rhythms. The Company's products consist of systems for diagnostic mapping, or locating the source of the tachyarrhythmia within the heart, and for performing ablation treatment, a nonsurgical, minimally invasive technique for neutralizing heart tissue responsible for starting or maintaining a dangerous heart rhythm. Current mapping and ablation procedures can take many hours to complete. The Company believes its systems will substantially shorten mapping and ablation procedure time and provide safe and more effective treatments of ventricular tachycardia and atrial fibrillation than other current forms of therapy.

     Ventricular tachycardia is a life-threatening condition marked by the ventricles beating at an abnormally rapid rate, significantly interfering with the pumping of oxygenated blood throughout the body. The currently prescribed therapies for ventricular tachycardia are not curative and in many instances have undesirable side effects. For diagnostic mapping of ventricular tachycardia, the Company has developed the Arrhythmia Mapping System, consisting of a high density mapping catheter that assesses electrical conduction throughout the left ventricle and a computer workstation that analyzes and displays the data gathered by the mapping catheter. The Company believes that the Arrhythmia Mapping System will allow the electrophysiologist to quickly locate high rate ventricular tachycardia at multiple sites thus providing a significant improvement over currently used single point mapping techniques. The Company believes that this ability to locate the ventricular tachycardia will enable a larger population of patients to receive a successful ablation treatment using the Company's Ventricular Tachycardia Ablation System. For ablation treatment of ventricular tachycardia, the Company has developed the Ventricular Tachycardia Ablation System, consisting of an ablation catheter that is cooled by the circulation of fluid during radiofrequency energy delivery and an integrated generator and programmable fluid pump that delivers radiofrequency energy and fluid to the ablation catheter. The circulation of fluid draws heat away from the ablation catheter's metal electrode and from the electrode-to-tissue interface, which the Company believes will allow the delivery of higher radiofrequency energy levels without excessive heating. The delivery of higher energy levels allows for the creation of wider and deeper lesions than those created with lower energy levels, increasing the likelihood of a successful ablation.

     Atrial fibrillation is a condition in which the regular pumping function of the atria is replaced by a disorganized, ineffective quivering caused by chaotic conduction of electrical signals through the upper chambers of the heart. Although not immediately life threatening, atrial fibrillation may cause up to a 30%
reduction in cardiac output and can lead to more serious conditions, including the formation of blood clots in the atria that can dislodge and travel to the brain resulting in stroke. Currently, the only curative treatment for atrial fibrillation is a rarely performed open heart procedure (the surgical maze procedure) in which the surgeon makes several incisions in the right and left atria creating scar tissue to electrically isolate portions of the atria. None of the widely prescribed alternative therapeutic options is curative and most have undesirable side effects. For ablation treatment of atrial fibrillation, the Company is developing the Atrial Fibrillation Ablation System which the Company believes will produce, in a less invasive manner, a continuous line of block through the heart tissue with lesions similar to those created with the surgical maze procedure. For diagnostic mapping of atrial fibrillation, the Company is developing a variation of the Arrhythmia Mapping System designed to assess the effectiveness of the ablation procedure in treating the patient's atrial fibrillation. The Company believes that a mapping system for the atria will be important in reducing the procedure time for ablation treatment of atrial fibrillation.

     The Company initiated clinical trials for the Ventricular Tachycardia Ablation System in the United States and Europe in November 1995 under an investigational device exemption ("IDE") approved by the United States Food and Drug Administration ("FDA"). The clinical trials are being conducted at a maximum of 16 clinical sites and will involve a total of approximately 200 patients randomized using the Ventricular Tachycardia Ablation System versus antiarrhythmic drugs. As of May 20, 1996, 17 patients had been enrolled in the clinical trial, of whom eight had received ablation treatment. Pursuant to a compassionate use protocol, as of May 20, 1996, 15 additional patients in the United States and Europe had received ablation treatment in procedures unrelated to the clinical trial. At the conclusion of the clinical trials, the Company plans to file a premarket approval ("PMA") application for approval to market the Ventricular Tachycardia Ablation System and its component catheters and equipment in the United States. In February 1996, the Company received FDA approval to conduct an IDE feasibility study to evaluate the safety of the Arrhythmia Mapping System for diagnostic mapping of ventricular tachycardia. The feasibility study is being conducted at two clinical sites in the United States and will involve a total of 12 patients. The Company is also testing the Mercator Left Ventricular Mapping Basket and Arrhythmia Mapping System in Europe. At the conclusion of the feasibility study, currently expected to occur in early calendar 1997, the Company intends to submit an IDE to the FDA to perform additional clinical trials for the Mercator Left Ventricular Mapping Basket.

     The Company has also developed and is currently marketing products for the diagnosis and treatment of supraventricular tachycardia. Supraventricular tachycardias affect ventricular rate from an origin above the ventricles. The two most common types of supraventricular tachycardias are readily treatable using standard radiofrequency catheter ablation techniques. The Company's Trio/Ensemble diagnostic catheters and Radii supraventricular tachycardia mapping and ablation catheters are used for electrophysiological diagnostic mapping and ablation of supraventricular tachycardia. The Company believes the Ensemble catheter is the world's smallest general purpose electrophysiology diagnostic catheter. Arrow International, Inc. ("Arrow") received 510(k) clearance for the Trio/Ensemble diagnostic catheters in December 1995. Arrow distributes the product in the United States and Arrow and a limited number of other distributors market the product in certain international markets. The Radii mapping and ablation catheters are distributed internationally by Arrow and other international distributors.

     The Company believes that its investment in basic research of mapping and ablation methods, its strong research team and its technological expertise have positioned it to take advantage of the need for safe and more effective treatments of ventricular tachycardia and atrial fibrillation. The Company's strategy is to establish its Ventricular Tachycardia Ablation System, Arrhythmia Mapping Systems and Atrial Fibrillation Ablation System as the preferred means for the diagnosis and the treatment of ventricular tachycardia and atrial fibrillation. The key elements of the Company's strategy are to demonstrate clinical efficacy and safety of these systems, to build upon relationships with electrophysiologists, to provide integrated system solutions for diagnosing and treating ventricular tachycardia and atrial fibrillation, to maintain technological leadership and achieve market leadership and to protect and enhance its proprietary technology position.

                                  THE OFFERING

Common Stock offered.........................  2,500,000 shares
Common Stock to be outstanding after the       9,086,909 shares(1)
  offering...................................
Use of proceeds..............................  For funding research and development, including clinical trials, marketing and
                                               sales, general and administrative support,
                                               capital expenditures and working capital. See
                                               "Use of Proceeds."
Proposed Nasdaq National Market symbol.......  CPWY

- ------------
(1) Based on shares outstanding as of March 31, 1996. Excludes (i) 1,217,548 shares of Common Stock issuable upon exercise of options outstanding as of March 31, 1996, with a weighted average exercise price of $1.66 per share,
    (ii) 107,971 shares of Common Stock issuable upon exercise of warrants outstanding as of March 31, 1996, with a weighted average exercise price of $12.50 per share and (iii) 287,810 shares of Common Stock, as of March 31, 1996, issuable upon conversion of an outstanding convertible promissory note at a conversion rate equal to $18.00 per share. Also excludes 383,735 additional shares of Common Stock reserved for future issuance under the Company's stock plans as of March 31, 1996. See "Management -- Stock Plans," "Description of Capital Stock" and Notes 3, 4 and 14 of Notes to Consolidated Financial Statements.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                   PERIOD FROM
                                  APRIL 24, 1991                                              NINE MONTHS
                                   (INCEPTION)              YEAR ENDED JUNE 30,             ENDED MARCH 31,
                                     THROUGH       -------------------------------------   -----------------
                                  JUNE 30, 1991     1992      1993      1994      1995      1995      1996
                                  --------------   -------   -------   -------   -------   -------   -------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Net sales.....................       $ --        $    --   $    --   $    --   $   115   $    92   $ 1,079
  Loss from operations..........        (85)        (1,196)   (3,717)   (7,687)   (9,816)   (7,492)   (6,767)
  Net loss......................        (85)        (1,024)   (3,485)   (7,430)   (9,660)   (7,340)   (6,732)
  Pro forma net loss per
     share(1)...................                                                 $ (1.39)            $ (0.97)
  Shares used in computing pro
     forma net loss per
     share(1)...................                                                   6,959               6,975

                                                                             MARCH 31, 1996
                                                                        ------------------------
                                                                                         AS
                                                                         ACTUAL      ADJUSTED(2)
                                                                        --------     -----------
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments...................  $ 12,485      $  48,643
  Working capital.....................................................    11,548         47,706
  Total assets........................................................    15,820         51,978
  Long-term obligations, net of current portion.......................     8,825          8,825
  Accumulated deficit.................................................   (28,416)       (28,416)
  Stockholders' equity................................................     5,376         41,534

- ------------
(1) Common equivalent shares from stock options and warrants and convertible Preferred Stock are excluded from the computation of pro forma net loss per share as their effect is antidilutive, except that common and common equivalent shares issued during the twelve-month period prior to the initial filing of the proposed public offering have been included in the calculation as if they were outstanding for all periods presented. The computation also gives effect to the automatic conversion of convertible Preferred Stock upon the closing of this offering. See Notes 1 and 4 of Notes to Consolidated Financial Statements.

(2) Adjusted to reflect the sale of 2,500,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $16.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company and the exercise of a warrant to purchase 6,667 shares of Common Stock at an exercise price of $8.70 per share. See "Capitalization."

                                  RISK FACTORS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. In evaluating the Company's business, prospective investors should carefully consider the following factors in addition to the other information presented in this Prospectus.

     Limited Operating History; History of Losses and Expectation of Future Losses. The Company was founded in April 1991 and to date has engaged primarily in researching, developing, testing and obtaining regulatory clearances for its products. The Company has experienced significant operating losses since inception. The Company's net loss in fiscal 1993, 1994 and 1995 and in the nine months ended March 31, 1996 was $3.5 million, $7.4 million, $9.7 million and $6.7 million, respectively. As of March 31, 1996, the Company had an accumulated deficit of approximately $28.4 million. The Company has generated only limited revenues from sales of supraventricular tachycardia and diagnostic catheters in certain markets. The Company does not have any experience in manufacturing, marketing or selling in commercial quantities its products for diagnosis and treatment of ventricular tachycardia and atrial fibrillation. There can be no assurance that the Company's development efforts will result in commercially available products for diagnosis and treatment of ventricular tachycardia and atrial fibrillation, that any such product will prove to be safe and efficacious in clinical trials, that required regulatory approvals will be obtained in a timely manner, or at all, or that the Company will be successful in introducing any such product. Any commercialization of the Company's products will require substantial development, clinical, regulatory, manufacturing, sales and marketing and other expenditures. The Company expects its operating losses to continue through at least the end of calendar 1998 as it continues to expend substantial funds for clinical trials in support of regulatory approvals, expansion of research and development activities, establishment of commercial-scale manufacturing capabilities and expansion of sales and marketing activities. There can be no assurance that any of the Company's potential products for diagnosis and treatment of ventricular tachycardia and atrial fibrillation will be successfully commercialized or that the Company will achieve significant revenues from either international or domestic sales. In addition, there can be no assurance that the Company will achieve or sustain profitability in the future. The Company's results of operations may fluctuate significantly from quarter to quarter or year to year and will depend upon numerous factors, including actions relating to regulatory matters, progress of clinical trials, the extent to which the Company's products gain market acceptance, the timing of scale-up of manufacturing capabilities, the timing of expansion of sales and marketing activities and competition. In the past, the Company has scaled-up manufacturing in anticipation of commercialization of two catheter products. Subsequent delays in the Company's ability to commercialize the products resulted in fluctuations in the Company's results as it incurred manufacturing scale-up costs without corresponding revenues. There can be no assurance that similar events will not result in fluctuations in the Company's operating results in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Clinical Trials," "-- Competition," "-- Government Regulation" and "-- Third-Party Reimbursement and Uncertainty Related to Health Care Reform."

     Dependence Upon Ventricular Tachycardia Ablation System, Arrhythmia Mapping Systems and Atrial Fibrillation Ablation System. Since inception, the Company has been primarily engaged in researching, developing, testing and obtaining regulatory clearances for the mapping and ablation catheters and mapping and ablation equipment that are the components of the Company's Ventricular Tachycardia Ablation System, Arrhythmia Mapping Systems and Atrial Fibrillation Ablation System. The Company believes that these systems and their component catheters and equipment are currently the Company's only significant potential products. These systems will require additional development and clinical trials and regulatory approvals before they can be marketed in the United States and internationally. At the earliest, the Company does not anticipate filing a pre-market approval ("PMA") application for any system for at least the next two years, and does not anticipate receiving a PMA for any such system until at least one to three years after such PMA application is accepted for filing, if at all. The Company will not generate any significant revenue in the United States until such time, if ever, as its Ventricular Tachycardia Ablation System, Arrhythmia Mapping Systems or Atrial Fibrillation Ablation System obtain clearance or approval from the United States Food and Drug

Administration (the "FDA"). There can be no assurance that the Company's development efforts will be successful or that the Ventricular Tachycardia Ablation System, Arrhythmia Mapping Systems or Atrial Fibrillation Ablation System or any other product developed by the Company will be safe or effective, approved by appropriate regulatory and reimbursement authorities, capable of being manufactured in commercial quantities at acceptable costs or successfully marketed. Furthermore, because the Ventricular Tachycardia Ablation System, Arrhythmia Mapping Systems and Atrial Fibrillation Ablation System represent the Company's sole near-term product focus, the Company could be required to cease operations if these systems are not successfully commercialized. See
"Business -- Products and Systems."

     Early Stage of Clinical Testing and Lack of Clinical Data. A clinical trial of the ablation catheter and ablation equipment that together form the Company's Ventricular Tachycardia Ablation System began in November 1995 pursuant to an investigational device exemption ("IDE") approved by the FDA in June 1995. As of May 20, 1996, only eight patients enrolled in the clinical trial have received ablation treatment with the Ventricular Tachycardia Ablation System. The ablation treatments have only recently been performed. As a result, patient follow-up has been limited, and the results of the treatment are very preliminary. The Company has not yet established with the FDA the length of the required post-treatment follow-up period. In any event, the Company anticipates that the clinical trial will not be completed prior to early calendar 1998. A clinical trial of the mapping catheter and mapping equipment that together form the Company's Arrhythmia Mapping System for diagnostic mapping of ventricular tachycardia began in February 1996. As of May 20, 1996, only one patient has been enrolled in this clinical trial. The Company is performing the clinical trial pursuant to an IDE feasibility study, and an IDE has not yet been submitted or approved by the FDA. In response to a complication noted in the evaluation of a patient, the Company has made a slight modification to the deployment system of the Mercator Left Ventricular Mapping Basket. In May 1996, the Company submitted an IDE supplement requesting clearance of the modification to the deployment system. Each of these systems and their component catheters and equipment are in the early stages of clinical testing. Clinical data obtained to date are insufficient to demonstrate the safety and efficacy of these products under applicable FDA regulatory guidelines. There can be no assurance that any of the Company's products will prove to be safe and effective in clinical trials under applicable United States or international regulatory guidelines or that additional modifications to the Company's products will not be necessary. In addition, the clinical trials may identify significant technical or other obstacles to be overcome prior to obtaining necessary regulatory or reimbursement approvals. In addition, the ablation catheter and ablation equipment that together form the Company's Atrial Fibrillation Ablation System and the mapping catheter and mapping equipment that together form the Company's Arrhythmia Mapping System for atrial fibrillation are still under development. As a result, the Company has not submitted an IDE nor begun any clinical trials for these atrial fibrillation products. There can be no assurance that the Company will be successful in completing development of the atrial fibrillation products and submitting the appropriate IDEs or that the FDA will permit the Company to undertake clinical trials of the atrial fibrillation products. If the Ventricular Tachycardia Ablation System, Arrhythmia Mapping Systems and Atrial Fibrillation Ablation System and their component catheters and equipment do not prove to be safe and effective in clinical trials or if the Company is otherwise unable to commercialize these products successfully, the Company's business, financial condition and results of operations will be materially adversely affected. In addition, because ablation treatment of these cardiac arrhythmias is a relatively new and to date untested treatment, the long-term effects of radiofrequency ablation on patients are unknown. As a result, the long-term success of ablation therapy in treating ventricular tachycardia and atrial fibrillation will not be known for several years. See "Business -- Products and Systems" and "-- Clinical Trials."

     Lack of United States Regulatory Clearance or Approval. The design, manufacturing, labeling, distribution and marketing of the Company's products are subject to extensive and rigorous government regulation in the United States and the process of obtaining required regulatory approvals is lengthy, expensive and uncertain. In order for the Company to market the Ventricular Tachycardia Ablation System, Arrhythmia Mapping Systems or Atrial Fibrillation Ablation System and related catheters and equipment in the United States, the Company must obtain clearance or approval from the FDA. Before a new device can be introduced into the market, the manufacturer must generally obtain marketing clearance through a premarket clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act of 1938, as amended, and the regulations promulgated thereunder (the "FDC Act") ("510(k)") or a PMA application under
Section 515 of the FDC Act. See "Business -- Government Regulation." Based upon industry and FDA publications, the Company believes that it generally takes from four to twelve months from the date of submission to obtain a 510(k) clearance, but it can take longer. There can be no assurance that the FDA will determine that any of the Company's devices can be cleared for marketing through the 510(k) notification process, causing the Company to incur costs and delay in seeking FDA approval of PMA applications for these devices. A PMA application may be submitted to the FDA only after clinical trials and the required patient follow-up for a particular system or its component catheter and equipment are successfully completed. Upon acceptance of a PMA application for filing, the FDA commences a review process that, based upon industry and FDA publications, the Company believes generally takes one to three years from the date on which the PMA application is accepted for filing, but may take significantly longer. Before approval of the PMA application, the FDA will inspect the Company to determine whether its manufacturing facilities and processes comply with FDA regulations for Good Manufacturing Practice ("GMP").

     The process of obtaining a PMA and other required regulatory approvals can be expensive, uncertain, and lengthy, and there can be no assurance that the Company will ever obtain such approvals. At the earliest, the Company does not anticipate filing a PMA application for any system for at least the next two years, and does not anticipate receiving a PMA for any such system until at least one to three years after such PMA application is accepted for filing, if at all. There can be no assurance that the FDA will act favorably or quickly on any of the Company's submissions to the FDA, and significant difficulties and costs may be encountered by the Company in its efforts to obtain FDA clearance that could delay or preclude the Company from selling its products in the United States. Furthermore, there can be no assurance that the FDA will not request additional data, require that the Company conduct further clinical studies, causing the Company to incur substantial cost and delay. In addition, there can be no assurance that the FDA will not impose strict labeling requirements, onerous operator training requirements or other requirements as a condition of its PMA approval, any of which could limit the Company's ability to market its systems. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission ("FTC"). FDA enforcement policy strictly prohibits the marketing of FDA cleared or approved medical devices for unapproved uses. Further, if a company wishes to modify a product after FDA approval of a PMA, including changes in indications or other modifications that could affect safety or efficacy, additional clearances or approvals will be required from the FDA. In this regard, the Company has made certain modifications to the Trio/Ensemble diagnostic catheters which the Company believes do not require submission of a new 510(k) notification. There can be no assurance, however, that the FDA will not require the submission of a new 510(k) notification for any of the modifications. If the FDA were to take such action, marketing the modified device could be delayed until a new 510(k) modification was cleared by the FDA. Failure to receive or delays in receipt of FDA clearances or approvals, including the need for additional clinical trials or data as a prerequisite to clearance or approval, or any FDA conditions that limit the ability of the Company to market its systems, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

     Lack of International and Other Regulatory Agency Clearance or
Approval. In order for the Company to market the Ventricular Tachycardia Ablation System, Arrhythmia Mapping Systems or Atrial Fibrillation Ablation System and the component catheters and equipment in Europe and in certain other foreign jurisdictions, the Company and its distributors and agents must obtain required regulatory approvals and clearances and otherwise comply with extensive regulations regarding safety and quality. These regulations, including the requirements for approvals or clearance to market and the time required for regulatory review, vary from country to country. There can be no assurance that the Company will obtain regulatory approvals in such countries or that it will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals. Delays in receipt of approvals to market the Company's products, failure to receive these approvals, or future loss of previously received approvals could have a material adverse effect on the Company's business, financial condition and results of operations. The European Union has promulgated rules requiring that medical products receive by mid-calendar 1998 the right to affix the CE mark, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the right to affix the CE mark to the Ventricular Tachycardia Ablation System,

Arrhythmia Mapping Systems or Atrial Fibrillation Ablation System or component catheters and equipment, the Company will need to obtain certification that its processes meet European quality standards, including certification that its design and manufacturing facility complies with ISO 9001 standards. Failure to receive the right to affix the CE mark will prohibit the Company from selling the Ventricular Tachycardia Ablation System, Arrhythmia Mapping Systems or Atrial Fibrillation Ablation System in member countries of the European Union, and there can be no assurance that the Company will be successful in meeting European quality standards or other certification requirements. The State of California also requires that the Company obtain a license to manufacture medical devices. The Company has applied for a device manufacturing license from the California Department of Health Services ("CDHS"); however, the Company has not yet received an inspection by the state agency, which is required before a license can be issued. If the Company is unable to obtain such a license, it would be unable to manufacture or ship any product, which inability would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

     Uncertainty of Market Acceptance; Training of Physicians Required. There can be no assurance that the Company's Ventricular Tachycardia Ablation System, Arrhythmia Mapping Systems or Atrial Fibrillation Ablation System or the component catheters and equipment will gain any significant degree of market acceptance among physicians, patients and health care payors, even if clinical trials demonstrate safety and efficacy and necessary regulatory and reimbursement approvals are obtained. The Company believes that physicians' acceptance of procedures performed using the Company's systems will be essential for market acceptance of its systems. Physicians will not recommend that procedures be performed using the Company's systems until such time, if at all, as clinical data or other factors demonstrate the efficacy of such procedures as compared to conventional drug, surgical and other treatments. Even if the clinical efficacy of procedures using the Company's systems is established, electrophysiologists, cardiologists and other physicians may elect not to recommend the procedures for any number of other reasons. The Company believes that, as with any novel medical procedure, there will be a significant learning process involved for physicians to become proficient. Broad use of the Company's systems will require training of physicians, and the time required to complete such training could adversely affect market acceptance. Failure of the Company's products to achieve significant market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Products and Systems" and "-- Clinical Trials."

     Significant Competition; Rapid Technological Change. The Company's systems for the diagnosis and treatment of ventricular tachycardia and atrial fibrillation are new technologies that must compete with more established treatments such as drugs, external electrical cardioversion and defibrillation, implantable defibrillators, ablation accompanied by pacemaker implantation, and open-heart surgery. In addition, several competitors are also developing new approaches and new products for the treatment and mapping of ventricular tachycardia and atrial fibrillation. Many of the Company's competitors have an established presence in the field of interventional cardiology and electrophysiology, including Boston Scientific Corporation, C.R. Bard, Inc., Johnson & Johnson through its Cordis Division and Medtronic, Inc. Many of these competitors have substantially greater financial and other resources than the Company, including larger research and development staffs and more experience and capabilities in conducting research and development activities, testing products in clinical trials, obtaining regulatory approvals, and manufacturing, marketing and distributing products. There can be no assurance that the Company will succeed in developing and marketing technologies and products that are more clinically efficacious and cost-effective than the more established treatments or the new approaches and products developed and marketed by its competitors. Furthermore, there can be no assurance that the Company will succeed in developing new technologies and products that are available prior to its competitors' products. The failure of the Company to demonstrate the efficacy and cost-effective advantages of its products over those of its competitors or the failure to develop new technologies and products before its competitors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

     Dependence on Patents and Proprietary and Licensed Technology. The Company's success will depend in part on its ability to obtain patent protection for its products and processes, to preserve its trade secrets, trademarks and copyrights and to operate without infringing or violating the proprietary rights of others. The patent positions of medical device companies, including those of the Company, are uncertain and involve complex and evolving legal and factual questions. The coverage sought in a patent application either can be denied or significantly reduced before or after the patent is issued. Consequently, there can be no assurance that the scope of any of the Company's patent protection will exclude competitors or provide competitive advantages to the Company, that any of the Company's patents will be held valid if subsequently challenged or that others will not claim rights in or ownership of the patents and other proprietary rights held by the Company. In addition, there can be no assurance that competitors, many of which have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make, use or sell its products either in the United States or in international markets. Further, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States. The Company seeks to protect the software included in its systems under trade secret and copyright laws, which afford only limited protection. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or obtain and use information that the Company regards as proprietary. In addition to patents, trademarks and copyrights, the Company relies on trade secrets and proprietary know-how to compete, which it seeks to protect, in part, through appropriate confidentiality and proprietary information agreements. There can be no assurance that proprietary information or confidentiality agreements with employees, consultants and others will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to, or independently developed by, competitors. The Company relies on certain technology that it licenses from others, including technology that is integrated into the Company's mapping and ablation systems. In addition, the Company relies on an exclusive royalty-bearing license for the use of patents relating to a device for ablating atrial fibrillation. The Company has also licensed a proprietary surface coating material used on certain of its catheters. There can be no assurance that these licenses will continue to be available to the Company. The loss of or inability to maintain any of these licenses could result in delays in commercial shipments by the Company until equivalent technology could be developed internally or identified, licensed and integrated, which would have a material adverse effect on the Company's business, financial condition and operating results. See "Business -- Patents and Proprietary Rights."

     Risks of Third Party Claims of Infringement. The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. Although the Company has not received any letters from others threatening to enforce intellectual property rights against the Company, there can be no assurance that the Company will not become subject to patent infringement claims or litigation in a court of law, interference proceedings declared by the United States Patent and Trademark Office ("USPTO") to determine the priority of inventions or an opposition to a patent grant in a foreign jurisdiction. The defense and prosecution of intellectual property suits, USPTO interference proceedings, oppositions and related legal and administrative proceedings are both costly and time-consuming. Any litigation, opposition or interference proceedings will result in substantial expense to the Company and significant diversion of effort by the Company's technical and management personnel. An adverse determination in litigation, interference or opposition proceedings to which the Company may become a party could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease using such technology. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that necessary licenses from others would be available to the Company on satisfactory terms, if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products, which would have a material adverse effect on the Company's business, financial condition and results of operations. The Company is aware of certain patents owned or licensed by others and relating to cardiac catheters and cardiac monitoring. Certain enhancements of the Company's products are still in the design and pre-clinical testing phase. Depending on the ultimate design specifications and results of pre-clinical testing of these enhancements there can be no assurance that the Company would be able to obtain a license to such patents or that a court would find that such patents are either not infringed by such enhancements or are invalid. Further, there can be no assurance that owners or licensees of these patents will not attempt to enforce their patent rights against the Company in a patent infringement suit or other legal proceeding, regardless of the likely outcome of such suit or proceeding. Litigation or regulatory proceedings, which could result in substantial cost, uncertainty and diversion of resources to the Company, may be necessary to enforce patents issued to the Company, to protect trade secrets, know-how or other intellectual property rights owned by the Company or to determine the scope and validity of other parties' proprietary rights. There can be no assurance that the Company will have the financial resources to protect and defend its intellectual property. See "Business -- Patents and Proprietary Rights."

     Possible Future Capital Requirements. The Company plans to continue to expend substantial funds for clinical trials in support of regulatory approvals, expansion of research and development activities, establishment of commercial-scale manufacturing capabilities and expansion of sales and marketing activities. The Company may be required to expend greater-than-anticipated funds if unforeseen difficulties arise in the course of completing required additional development of its products, performing clinical trials of such products, obtaining necessary regulatory and reimbursement approvals or in other aspects of the Company's business. In addition, the Company expects its operating losses to continue for the foreseeable future as it continues to expend substantial resources in funding clinical trials in support of regulatory approvals, expansion of research and development activities, establishment of commercial-scale manufacturing capabilities and expansion of sales and marketing activities. The Company's future liquidity and capital requirements will depend upon numerous factors, including the progress of the Company's product development efforts, the progress of the Company's clinical trials, actions relating to regulatory matters, the costs and timing of expansion of product development, manufacturing and sales and marketing activities, the extent to which the Company's products gain market acceptance, and competitive developments. Although the Company believes that the proceeds from this offering, together with the Company's current cash balances and cash generated from the future sale of products will be sufficient to meet the Company's operating and capital requirements through calendar 1998, there can be no assurance that the Company will not require additional financing within this time frame. The Company's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary. The factors described earlier in this paragraph will impact the Company's future capital requirements and the adequacy of its available funds. The Company may be required to raise additional funds through public or private financing, collaborative relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, if at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its technologies, products or marketing territories. The failure of the Company to raise capital when needed could have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Limited Manufacturing Experience; Scale-Up Risk. The Company has only limited experience in manufacturing its catheters and systems. The Company currently manufactures its catheters and systems in limited quantities for laboratory testing, United States clinical trials, international clinical trials and, in the case of its Radii supraventricular tachycardia mapping and ablation catheters and Trio/Ensemble diagnostic catheters, limited commercial sales. The Company has no experience manufacturing its products in the volumes that will be necessary for the Company to achieve significant commercial sales, and there can be no assurance that reliable, high-volume manufacturing capacity can be established or maintained at commercially reasonable costs. If the Company receives FDA clearance or approval for its products, it will need to expend significant capital resources and develop manufacturing expertise to establish large-scale manufacturing capabilities. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply shortages, shortages of qualified personnel, compliance with FDA regulations, and the need for further FDA approval of new manufacturing processes. In addition, the Company believes that substantial cost reductions in its manufacturing operations will be required for it to commercialize its catheters and systems on a profitable basis. Any inability of the Company to establish and maintain large-scale manufacturing capabilities would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's manufacturing facilities are subject to periodic inspection by regulatory authorities, and its operations must undergo GMP compliance inspections conducted by the FDA. To date, the Company's facilities and manufacturing processes have not undergone any such inspections. The Company will be required to comply with GMP requirements in order to produce products for sale in the United States and with ISO 9001 standards in order to produce products for sale in Europe. Any failure of the Company to comply with GMP or ISO 9001 standards may result in the Company being required to take corrective actions, such as modification of its policies and procedures. In addition, the Company may be required to cease all or part of its operations for some period of time until it can demonstrate that appropriate steps have been taken to comply with GMP or ISO 9001 regulations. There can be no assurance that the Company will be found in compliance with GMP or ISO 9001 standards in future audits by regulatory authorities or that the Company will not experience difficulties in the course of developing its manufacturing capability. A failure to comply with GMP or ISO 9001, or to develop its manufacturing capability in compliance with such standards, could have a material adverse effect on the Company's business, financial condition and results of operations. The State of California also requires that the Company obtain a license to manufacture medical devices. The Company has applied for a device manufacturing license from the CDHS; however, the Company has not yet received an inspection by the state agency, which is required before a license can be issued. If the Company is unable to obtain such a license, it would be unable to manufacture or ship any product, which inability would have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Manufacturing."

     Dependence On Key Suppliers. The Company purchases certain key components of its products, including the computer workstation, the programmable fluid pump, certain integrated circuit components, flex circuits and biocompatible coating from sole, single or limited source suppliers. For certain of these components there are relatively few alternative sources of supply. Establishing additional or replacement suppliers for any of the numerous components used in the Company's products, if required, may not be accomplished quickly and could involve significant additional costs. A failure of the Company to obtain alternative vendors for any of the numerous components used to manufacture the Company's products, if required, would limit the Company's ability to manufacture its products and would have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, any supply interruption from vendors, or failure to establish replacement vendors, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."

     Limited Sales, Marketing and Distribution Experience. The Company has only limited experience marketing and selling its products, and does not have any experience marketing and selling its products in commercial quantities. The Company currently has a limited number of distributors that cover certain European countries, Japan and Canada and has sold only a limited number of Radii supraventricular tachycardia mapping and ablation catheters and Trio/Ensemble diagnostic catheters. If FDA clearances or approvals are received, the Company intends to market its products primarily through a direct sales force in the United States and indirect sales channels internationally. Establishing a marketing and sales capability sufficient to support sales in commercial quantities will require substantial efforts and require significant management and financial resources. There can be no assurance that the Company will be able to build such a marketing staff or sales force, that establishing such a marketing staff or sales force will be cost-effective or that the Company's sales and marketing efforts will be successful. If the Company is successful in obtaining the necessary regulatory approvals for its ventricular tachycardia and atrial fibrillation products in international markets, it expects to establish a sales and marketing capability in those markets primarily through distributors. The Company has not begun discussions with all needed international distributors. There can be no assurance that the Company will be able to enter into agreements with desired distributors on a timely basis or at all, or that such distributors will devote adequate resources to selling the Company's products. Failure to establish appropriate distribution relationships could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business -- Marketing and Distribution."

     No Assurance that the Company Can Manage Expanding Operations. In order to complete clinical trials in progress, prepare additional products for clinical trials, and develop future products, the Company believes that it will be required to expand its operations, particularly in the areas of research and development, manufacturing and sales and marketing. As the Company expands its operations in these areas, such expansion will likely result in new and increased responsibilities for management personnel and place significant strain upon the Company's management, operating and financial systems and resources. To accommodate any such growth and compete effectively, the Company will be required to implement and improve information systems, procedures, and controls, and to expand, train, motivate and manage its work force. The Company's future success will depend to a significant extent on the ability of its current and future management personnel to operate effectively, both independently and as a group. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's future operations. Any failure to implement and improve the Company's operational, financial and management systems or to expand, train, motivate or manage employees as required by future growth, if any, could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Dependence Upon Key Personnel" and "Business -- Employees" and "Management."

     Risks Relating to International Operations. The Company currently sells its Radii supraventricular tachycardia mapping and ablation catheters and Trio/Ensemble diagnostic catheters through distributors primarily in certain international markets. In addition, the Company plans to market its ventricular tachycardia and atrial fibrillation products in international markets, subject to receipt of required regulatory approvals. Changes in overseas economic conditions, currency exchange rates, foreign tax laws, or tariffs or other trade regulations could have a material adverse effect on the Company's ability to market its products internationally and therefore on its business, financial condition and results of operations. The Company's business is also expected to subject it and its representatives, agents and distributors to laws and regulations of the foreign jurisdictions in which they operate or the Company's products are sold. The regulation of medical devices in a number of such jurisdictions, particularly in the European Union, continues to develop and there can be no assurance that new laws or regulations will not have an adverse effect on the Company's business, financial condition and results of operations. In addition, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States. See "Business -- Marketing and Distribution."

     Uncertainty Related to Third-Party Reimbursement. In the United States, health care providers, including hospitals and physicians, that purchase medical devices for treatment of their patients, generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or a part of the costs and fees associated with the procedures performed using these devices. The Company's success will be dependent upon, among other things, the ability of health care providers to obtain satisfactory reimbursement from third-party payors for medical procedures in which the Company's ventricular tachycardia and atrial fibrillation products are used. Third-party payors may deny reimbursement if they determine that a prescribed device has not received appropriate regulatory clearances or approvals, is not used in accordance with cost-effective treatment methods as determined by the payor, or is experimental, unnecessary or inappropriate. If FDA clearance or approval is received, third-party reimbursement would also depend upon decisions by Health Care Financing Administration ("HCFA") for Medicare, as well as by individual health maintenance organizations, private insurers and other payors. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. Many international markets have government managed health care systems that control reimbursement for new devices and procedures. In most markets, there are private insurance systems as well as government managed systems. There can be no assurance that reimbursement for the Company's products will be available in the United States or in international markets under either government or private reimbursement systems, or that physicians will support and advocate reimbursement for procedures using the Company's products. Failure by hospitals and other users of the Company's products to obtain reimbursement from third-party payors, or changes in government and private third-party payors' policies toward reimbursement for procedures employing the Company's products, would have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the Company is unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on the Company.

     Limited Product Liability Insurance. The development, manufacture and sale of medical devices entail significant risks of product liability claims and product failure claims. The Company has conducted only limited clinical trials and does not yet have, and will not have for a number of years, sufficient clinical data to allow the Company to measure the risk of such claims with respect to its products. The medical device industry has historically been litigious, and the Company faces financial exposure to product liability claims in the event that the use of its products results in personal injury or death. The Company also faces the possibility that defects in the design or manufacture of its products might necessitate a product recall. There can be no assurance that the Company will not experience losses due to product liability claims or recalls in the future. The Company currently maintains product liability insurance with coverage limits of $5.0 million per occurrence and $7.0 million annually in the aggregate, and there can be no assurance that the coverage limits of the Company's insurance policies will be adequate. In addition, the Company may require increased product liability coverage if any potential ventricular tachycardia and atrial fibrillation products are successfully commercialized. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. Any claims against the Company, regardless of their merit or eventual outcome, could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business -- Product Liability and Insurance."

     Dependence Upon Key Personnel. The Company's ability to operate successfully depends in significant part upon the continued service of certain key scientific, technical, clinical, regulatory and managerial personnel, and its continuing ability to attract and retain additional highly qualified scientific, technical, clinical, regulatory and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain such personnel or that it can attract or retain other highly qualified scientific, technical, clinical, regulatory and managerial personnel in the future, including key sales and marketing personnel. The loss of key personnel or the inability to hire and retain qualified personnel could have a material adverse effect upon the Company's business, financial condition and results of operations. In addition, many employees of the Company, including a number of its key scientific, technical, clinical, regulatory and managerial personnel, are subject to the terms of confidentiality agreements with respect to proprietary information of their former employers. The failure of these employees to comply with the terms of their agreements with, or other obligations to, such former employers could result in assertion of claims against the Company and such employees, which, if successful, could restrict their role with the Company and have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Patents and Proprietary Rights" and "Management."

     Uncertainty Related to Health Care Reform. Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. The Company anticipates that Congress, state legislatures and the private sector will continue to review and assess alternative health care delivery and payment systems. Potential approaches that have been considered include mandated basic health care benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls and other fundamental changes to the health care delivery system. Legislative debate is expected to continue in the future, and market forces are expected to demand reduced costs. The Company cannot predict what impact the adoption of any federal or state health care reform measures, future private sector reform or market forces may have on its business. See "Business -- Third-Party Reimbursement and Uncertainty Related to Health Care Reform."

     Anti-Takeover Effect of Delaware Law and Certain Charter and Bylaws Provisions on Price of Common Stock. Certain provisions of the Company's Certificate of Incorporation and Bylaws may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. See "Description of Capital Stock -- Certain Provisions of Certificate of Incorporation and Bylaws." Certain provisions of Delaware law applicable to the Company could also delay or make more difficult a merger, tender offer or proxy contest involving the Company, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met. In addition, the Board of Directors of the Company may issue shares of Preferred Stock without stockholder approval on such terms as the Board may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The possible issuance of Preferred Stock, the existence of a classified Board of Directors, the inability of stockholders to act by written consent without a meeting, the procedures required for director nominations and stockholder proposals and Delaware law could have the effect of delaying, deferring or preventing a change in control of the Company, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of the Company's Common Stock. These provisions could also limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. See "Description of Capital Stock -- Preferred Stock," "-- Certain Provisions of the Certificate of Incorporation and Bylaws" and "-- Certain Provisions of Delaware Law."

     Significant Influence by Founders, Directors, Executive Officers and Affiliated Entities. The Company's founders, directors and executive officers and entities affiliated with them will, in the aggregate, beneficially own approximately 27.5% of the Company's outstanding shares of Common Stock following the completion of this offering. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by the stockholders of the Company, including the election of directors and the approval of mergers or other business combination transactions. See "Principal Stockholders."

     No Prior Trading Market for Common Stock; Potential Volatility of Stock Price. Prior to this offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after this offering. The initial public offering price will be determined through negotiations between the Company and the representatives of the Underwriters based on several factors and may not be indicative of the market price of the Common Stock after this offering. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, developments with respect to clinical trials of the Company or its competitors, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to patents or proprietary rights, conditions and trends in the medical device and other technology industries, changes in financial estimates by securities analysts, regulatory developments, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of early stage companies. These types of broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against that company. Such litigation, if brought against the Company, could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Underwriters."

     Shares Eligible for Future Sale; Possible Adverse Effects on Future Market Price. Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock prevailing from time to time. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act of 1933, as amended (the "Securities Act"), and lock-up agreements executed by substantially all the security holders of the Company under which such security holders have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated. In addition to the 2,500,000 shares of Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option), there will be 6,586,909 shares of Common Stock outstanding as of the date of this Prospectus, all of which are "restricted" shares under the Securities Act. As a result of the lock-up agreements described above and the provisions of Rules 144(k), 144 and 701, the restricted shares will be available for sale in the public market as follows: (i) no shares will be eligible for immediate sale on the date of this Prospectus, (ii) approximately 6,642,387 shares (including approximately 741,813 shares subject to outstanding vested options) will be eligible for sale 180 days after the date of this Prospectus upon expiration of lock-up agreements and (iii) approximately 686,335 shares will be eligible for sale at various times thereafter. In addition, holders of warrants exercisable for an aggregate of 107,971 shares of Common Stock have entered into lock-up agreements and all of such shares will be eligible for sale 180 days after the date of this Prospectus upon the exercise of such warrants. After this offering, the holders of approximately 5,456,369 shares of Common Stock, and rights to acquire 395,781 shares of Common Stock as of March 31, 1996, will be entitled to certain demand and piggyback rights with respect to registration of such shares under the Securities Act. If such holders, by exercising their demand registration rights, cause a large number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. If the Company were to initiate a registration and include shares held by such holders pursuant to the exercise of their piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise capital. See "Description of Capital Stock -- Registration Rights," "Shares Eligible for Future Sale" and "Underwriters."

     Purchasers Will Suffer Dilution in Net Tangible Book Value. Investors participating in this offering will incur immediate and substantial dilution. To the extent outstanding options and warrants to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."

                                  THE COMPANY

     The Company was incorporated under the laws of the state of California in April 1991. The Company anticipates that it will reincorporate in Delaware prior to the completion of this offering. Unless the context otherwise requires, references in this Prospectus to "Cardiac Pathways" and the "Company" refer to Cardiac Pathways Corporation, a California corporation, and where applicable, its Delaware successor. The Company's principal executive offices are located at 995 Benecia Avenue, Sunnyvale, California 94086, and its telephone number is
(408) 737-0505.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered by the Company hereby are estimated to be $36,100,000 ($41,680,000 if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $16.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses. The Company expects to use approximately $15 to $18 million of the net proceeds of this offering for funding research and development, including clinical trials, approximately $4 to $6 million for marketing and sales, approximately $3 to $4 million for general and administrative support, approximately $3.5 million for capital expenditures and the remainder for working capital. The foregoing represent estimates only, and the actual amounts expended by the Company for these purposes and the timing of such expenditures will depend on numerous factors, including the status of the Company's development efforts, actions relating to regulatory matters, the extent to which the Company's products gain market acceptance and competition. The Company may also use a portion of the net proceeds for the acquisition of technologies, businesses or products that are complementary to those of the Company, although no such acquisitions are planned or being negotiated as of the date of this Prospectus, and no portion of the net proceeds has been allocated for any specific acquisition. Pending such uses, the net proceeds of this offering will be invested in short-term, interest bearing, investment grade securities.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its capital stock. The Company currently expects to retain its future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth, as of March 31, 1996, (i) the actual capitalization of the Company, (ii) the pro forma capitalization of the Company giving effect to the conversion of all outstanding Preferred Stock into Common Stock and the authorization of 5,000,000 shares of undesignated Preferred Stock upon the closing of this offering and the exercise of a warrant to purchase 6,667 shares of Common Stock at an exercise price of $8.70 per share that expires upon the closing of this offering, and (iii) the pro forma capitalization as adjusted to give effect to the sale of 2,500,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $16.00 per share and after deduction of estimated underwriting discounts and commissions and offering expenses).

                                                                        MARCH 31, 1996
                                                            --------------------------------------
                                                             ACTUAL      PRO FORMA     AS ADJUSTED
                                                            --------     ---------     -----------
                                                                        (IN THOUSANDS)
Current obligations under capital leases(1)...............  $    604     $     604      $     604
                                                            ========      ========       ========
Long-term obligations, net of current portion(1)..........  $  8,825     $   8,825      $   8,825
                                                            --------      --------       --------
Stockholders' equity:
  Preferred Stock, $.001 par value; 6,122,666 shares
     authorized, 5,449,702 issued and outstanding actual;
     5,000,000 shares authorized, none issued and
     outstanding pro forma and as adjusted................         6        --             --
  Common Stock, $.001 par value; 30,000,000 shares
     authorized, 1,130,540 shares issued and outstanding
     actual; 30,000,000 shares authorized, 6,586,909
     shares issued and outstanding pro forma; 30,000,000
     shares authorized, 9,086,909 shares issued and
     outstanding as adjusted(2)...........................         1             7              9
  Additional paid in capital..............................    33,976        34,034         70,132
  Receivables from stockholders...........................       (21)          (21)           (21)
  Accumulated deficit.....................................   (28,416)      (28,416)       (28,416)
  Deferred compensation...................................      (170)         (170)          (170)
                                                            --------      --------       --------
     Total stockholders' equity...........................  $  5,376     $   5,434      $  41,534
                                                            --------      --------       --------
          Total capitalization............................  $ 14,201     $  14,259      $  50,359
                                                            ========      ========       ========

- ------------
(1) See Notes 2 and 3 of Notes to Consolidated Financial Statements.

(2) Pro forma and as adjusted includes 6,667 shares of Common Stock issuable upon exercise of an outstanding warrant that expires upon the closing of this offering. Excludes (i) 1,217,548 shares of Common Stock issuable upon exercise of options outstanding as of March 31, 1996, with a weighted average exercise price of $1.66 per share, (ii) 107,971 shares of Common Stock issuable upon exercise of warrants outstanding as of March 31, 1996, with a weighted average exercise price of $12.50 per share and (iii) 287,810 shares of Common Stock, as of March 31, 1996, issuable upon conversion of an outstanding convertible promissory note at a conversion rate equal to $18.00 per share. Also excludes 383,735 additional shares of Common Stock reserved for future issuance under the Company's stock plans as of March 31, 1996. See "Management -- Stock Plans," "Description of Capital Stock" and Notes 3, 4 and 14 of Notes to Consolidated Financial Statements.

                                    DILUTION

     The net tangible book value of the Company as of March 31, 1996 was approximately $5,376,000, or $.82 per share of Common Stock. "Net tangible book value" per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock then outstanding (assuming the conversion of all then outstanding Preferred Stock into Common Stock). After giving effect to the sale by the Company of the 2,500,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $16.00 per share (and after deduction of estimated underwriting discounts and commissions and offering expenses payable by the Company), the Company's pro forma net tangible book value as of March 31, 1996 would have been $41,476,000, or $4.56 per share of Common Stock. This represents an immediate increase in net tangible book value of $3.74 per share to existing stockholders and an immediate dilution of $11.44 per share to new investors. The following table illustrates the per share dilution:

    Assumed initial public offering price per share.......................          $16.00
      Net tangible book value per share before offering...................  $ .82
      Increase in net tangible book value per share attributable to new
         investors........................................................   3.74
                                                                            -----
    Pro forma net tangible book value per share after offering............            4.56
                                                                                    ------
    Dilution per share to new public investors............................          $11.44
                                                                                    ======

     The following table summarizes, on a pro forma basis as of March 31, 1996, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and by new public investors purchasing shares in this offering at an assumed initial public offering price of $16.00 per share (and before deduction of estimated underwriting discounts and commissions and offering expenses payable by the Company):

                                             SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                                            -------------------     ---------------------       PRICE
                                             NUMBER     PERCENT       AMOUNT      PERCENT     PER SHARE
                                            ---------   -------     -----------   -------     ---------
Existing stockholders.....................  6,586,909     72.5%     $34,399,000     46.2%      $  5.22
New public investors......................  2,500,000     27.5       40,000,000     53.8         16.00
                                            ---------    -----      -----------    -----
          Total...........................  9,086,909    100.0%     $74,399,000    100.0%
                                            =========    =====      ===========    =====

     The foregoing computations assume the exercise of an outstanding warrant to purchase 6,667 shares and assume no exercise of stock options, other warrants or a convertible promissory note after March 31, 1996. As of March 31, 1996, there were outstanding options to purchase 1,217,548 shares of Common Stock, with a weighted average exercise price of $1.66 per share, outstanding warrants to purchase 107,971 shares of Common Stock, with a weighted average exercise price of $12.50 per share, and an outstanding convertible promissory note convertible into 287,810 shares of Common Stock, as of March 31, 1996, at a conversion rate equal to $18.00 per share. In addition, as of March 31, 1996, 383,735 shares of Common Stock were reserved for future issuance under the Company's stock plans. To the extent that any shares available for issuance upon exercise of outstanding options, warrants, the convertible promissory note or reserved for future issuance under the Company's stock plans are issued, there will be further dilution to new public investors. See "Management -- Stock Plans" and "Description of Capital Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The consolidated statement of operations data for the fiscal years ended June 30, 1993, 1994 and 1995 and the nine months ended March 31, 1996 and the consolidated balance sheet data as of June 30, 1994 and 1995 and March 31, 1996 are derived from consolidated financial statements of the Company that have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this Prospectus. The consolidated statement of operations data for the period from April 24, 1991 (inception) through June 30, 1991 and for the fiscal year ended June 30, 1992 and the consolidated balance sheet data as of June 30, 1991, 1992 and 1993 are derived from consolidated financial statements of the Company audited by Ernst & Young LLP that are not included herein. The consolidated statement of operations data for the nine months ended March 31, 1995 are derived from unaudited consolidated financial statements included elsewhere in this Prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's consolidated operating results and financial position for such periods. The consolidated operating results for the nine months ended March 31, 1996 are not necessarily indicative of the results to be expected for any other interim period or any future fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                       PERIOD FROM
                                                        APRIL 24,
                                                          1991                                                     NINE MONTHS
                                                       (INCEPTION)              YEAR ENDED JUNE 30,              ENDED MARCH 31,
                                                         THROUGH       -------------------------------------    -----------------
                                                      JUNE 30, 1991     1992      1993      1994      1995       1995      1996
                                                      -------------    -------   -------   -------   -------    -------   -------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales...........................................     $--           $ --      $ --      $ --      $   115    $    92   $ 1,079
Operating expenses:
  Manufacturing start-up and cost of goods sold.....      --             --          202     1,432     2,520      2,016     1,698
  Research and development..........................      --               648     2,494     5,103     5,666      4,190     4,805
  Selling, general and administrative...............          85           548     1,021     1,152     1,745      1,378     1,343
                                                         -------       -------   -------   -------   -------    -------   -------
         Total operating expenses...................          85         1,196     3,717     7,687     9,931      7,584     7,846
                                                         -------       -------   -------   -------   -------    -------   -------
Loss from operations................................         (85)       (1,196)   (3,717)   (7,687)   (9,816)    (7,492)   (6,767)
Other income (expense), net.........................      --               172       232       257       156        152        35
                                                         -------       -------   -------   -------   -------    -------   -------
Net loss............................................        $(85)      $(1,024)  $(3,485)  $(7,430)  $(9,660)   $(7,340)  $(6,732)
                                                         =======       =======   =======   =======   =======    =======   =======
Pro forma net loss per share(1).....................                                                 $ (1.39)             $ (0.97)
                                                                                                     =======              =======
Shares used in computing pro forma net loss per
  share(1)..........................................                                                   6,959                6,975
                                                                                                     =======              =======

                                                                           JUNE 30,
                                                      ---------------------------------------------------             MARCH 31,
                                                       1991        1992      1993       1994       1995                 1996
                                                      ------      -------   -------   --------   --------             ---------
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments     $3,810      $ 2,601   $ 5,475   $ 15,819   $ 11,652             $ 12,485
Working capital.....................................   3,655        2,529     5,099     14,861     10,632               11,548
Total assets........................................   3,933        2,858     6,212     17,777     15,139               15,820
Long-term obligations, net of current portion.......    --          --        --         5,050      5,978                8,825
Accumulated deficit.................................     (85)      (1,109)   (4,594)   (12,024)   (21,684)             (28,416 )
Stockholders' equity................................   3,727        2,778     5,826     11,483      7,440                5,376

- ------------
(1) Common equivalent shares from stock options and warrants and convertible Preferred Stock are excluded from the computation of pro forma net loss per share as their effect is antidilutive, except that common and common equivalent shares issued during the twelve-month period prior to the initial filing of the proposed public offering have been included in the calculation as if they were outstanding for all periods presented. The computation also gives effect to the automatic conversion of convertible Preferred Stock upon the closing of this offering. See Notes 1 and 4 of Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     The Company was founded in April 1991 and to date has engaged primarily in researching, developing, testing and obtaining regulatory clearances for its products. The Company has experienced significant operating losses since inception and, as of March 31, 1996, had an accumulated deficit of approximately $28.4 million. The Company has generated only limited revenues from sales of Radii supraventricular tachycardia mapping and ablation catheters and Trio/Ensemble diagnostic catheters. The Company expects its operating losses to continue through at least the end of fiscal 1998 as it continues to expend substantial funds for clinical trials in support of regulatory approvals, expansion of research and development activities, establishment of commercial-scale manufacturing capabilities and expansion of sales and marketing activities.

     The Company believes that its Ventricular Tachycardia Ablation System, Arrhythmia Mapping Systems and Atrial Fibrillation Ablation System and their component catheters and equipment are currently the Company's only significant potential products. The Ventricular Tachycardia Ablation System and Arrhythmia Mapping System for diagnostic mapping of ventricular tachycardia are in the early stages of clinical testing, and clinical data obtained to date are insufficient to demonstrate the safety and efficacy of these products under applicable FDA regulatory guidelines. In addition, the ablation catheter and ablation equipment that together form the Atrial Fibrillation Ablation System and the mapping catheter and mapping equipment that together form the Arrhythmia Mapping System for atrial fibrillation are still under development. The design, manufacturing, labeling, distribution and marketing of the Company's products are subject to extensive and rigorous government regulation in the United States and certain other countries where the process of obtaining required regulatory approvals is lengthy, expensive and uncertain. In order for the Company to market the Ventricular Tachycardia Ablation System, Arrhythmia Mapping Systems or Atrial Fibrillation Ablation System and related catheters and equipment in the United States, the Company must obtain clearance or approval from the FDA. At the earliest, the Company does not anticipate filing a PMA application for any system for at least the next two years, and does not anticipate receiving a PMA for any such system until at least one to three years after such PMA application is accepted for filing, if at all. The Company will not generate any significant revenue in the United States until such time, if ever, as its Ventricular Tachycardia Ablation System, Arrhythmia Mapping Systems or Atrial Fibrillation Ablation System obtain clearance or approval from the FDA. Even if one or more of the Company's products obtain FDA clearance or approval, there can be no assurance that any of the Company's products for diagnosis and treatment of ventricular tachycardia and atrial fibrillation will be successfully commercialized or that the Company will achieve significant revenues from either international or domestic sales.

     The Company does not have any experience in manufacturing, marketing or selling its products for diagnosis and treatment of ventricular tachycardia and atrial fibrillation in commercial quantities. If the Company receives FDA clearance or approval for its products, it will need to expend significant capital resources and develop manufacturing expertise to establish large-scale manufacturing capabilities. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply shortages, shortages of qualified personnel, compliance with FDA regulations, and the need for further FDA approval of new manufacturing processes. In addition, if FDA clearances or approvals are received, the Company intends to market its products primarily through a direct sales force in the United States and indirect sales channels internationally. Establishing a marketing and sales capability sufficient to support sales in commercial quantities will require substantial efforts and require significant management and financial resources.

RESULTS OF OPERATIONS

  NINE MONTHS ENDED MARCH 31, 1996 AND 1995

     Net Sales. The Company's net sales to date have resulted primarily from limited sales of the Trio/Ensemble diagnostic catheters and Radii supraventricular tachycardia mapping and ablation catheters. During the nine months ended March 31, 1996, the Company also sold a limited number of the Model 8002 Radiofrequency Generator and Integrated Fluid Pump for use in clinical trials. The Company's net sales increased from $92,000 in the nine months ended March 31, 1995 to $1.1 million in the nine months ended March 31, 1996. The increase in net sales was primarily attributable to increased sales of the Trio/Ensemble and Radii catheters following the establishment of distribution arrangements in certain European markets and Japan.

     In December 1995, the Company received $3.0 million pursuant to a royalty agreement with Arrow. This amount was recorded as deferred royalty income and will be amortized to income for those Trio/Ensemble catheters that Arrow manufactures and sells. The royalty rate is 5% of the Trio/Ensemble catheter's sales price. To date no royalty income has been earned by the Company because Arrow has not manufactured the Trio/Ensemble catheter. For the nine months ended March 31, 1996, the Company earned revenue from sales of Trio/Ensemble catheters to Arrow. The Company believes that Arrow will begin manufacturing the Trio/Ensemble product by mid-calendar 1996. As a result, by the end of calendar 1996, Arrow will no longer purchase the Trio/Ensemble catheter from the Company. At such time the Company will begin to recognize royalty income from Arrow's sales of the Trio/Ensemble catheter. The prepaid royalty will be amortized to income based on 5% of the selling price paid by Arrow's customers for the Trio/Ensemble diagnostic catheters.

     Manufacturing Start-Up and Cost of Goods Sold. Manufacturing start-up and cost of goods sold primarily includes raw materials costs, catheter fabrication costs and system assembly and test costs. The Company's manufacturing activities include pilot manufacturing for catheters sold internationally and for catheters and ablation and mapping equipment used in clinical trials. Manufacturing start-up and cost of goods sold decreased 15.7% from $2.0 million in the nine months ended March 31, 1995 to $1.7 million in the nine months ended March 31, 1996. The decrease was primarily attributable to the non-recurrence of manufacturing start-up costs associated with the expansion of catheter and ablation and mapping equipment production capacity, partially offset by increased compensation and associated labor costs for assembly personnel and increased raw materials and supply costs supporting higher production and sales levels.

     Research and Development. Research and development expenses include costs associated with product research, clinical trials, prototype development, obtaining regulatory approvals and costs associated with hiring regulatory, clinical, research and engineering personnel. Research and development expenses increased 14.7% from $4.2 million in the nine months ended March 31, 1995 to $4.8 million in the nine months ended March 31, 1996. This increase was primarily attributable to increased costs associated with the hiring of additional engineering, regulatory and clinical personnel, increased prototype development costs, increased costs related to the manufacture and placement of Ventricular Tachycardia Ablation and Arrhythmia Mapping Systems at clinical sites in the United States and Europe as clinical trials commenced. The Company believes that research and development expenditures will increase in the future as the Company invests in product and process improvements related to its ventricular tachycardia and atrial fibrillation products, expands clinical research activities and increases its research and development efforts related to new products and technologies.

     Selling, General and Administrative. Selling, general and administrative expenses include compensation and benefits for sales, marketing, senior management and administrative personnel, professional fees in connection with obtaining patent protection, and costs of trade shows. Selling, general and administrative expenses decreased 2.6% from $1.4 million in the nine months ended March 31, 1995 to $1.3 million in the nine months ended March 31, 1996. The decrease was primarily attributable to the non-recurrence of certain one-time costs related to expansion of administrative and sales and marketing functions and termination of a distributor arrangement, largely offset by increased expenditures for administrative personnel and services to support expanding international sales and marketing activities, increased costs associated with expanded participation in trade shows, increased professional fees related to the filing and registration of the Company's patents, and costs related to the Company's internal computer network and related administrative services. The Company anticipates that selling, general and administrative expenses will increase in future periods as additional personnel are added to support growing business operations in all functional areas.

     Other Income (Expense), Net. Other income (expense), net decreased from net other income of $152,000 in the nine months ended March 31, 1995 to net other income of $35,000 in the nine months ended March 31, 1996. The decrease resulted from lower interest earned on lower average cash, cash equivalent and short-term investment balances and increased interest expense in connection with increased equipment lease financing activity.

     Net Loss. Due to the factors described above, the Company recognized net losses of $7.3 million and $6.7 million in the nine months ended March 31, 1995 and 1996, respectively.

     Net Operating Loss and Research Tax Credit Carry Forwards. As of March 31, 1996, the Company's reported net operating loss carryforwards were approximately $23.0 million and $4.0 million for federal and state income tax purposes, respectively. The Company's research tax credit carryforwards were approximately $1.3 million. If not utilized, the net operating loss and credit carryforwards will expire at various dates beginning in the years between 1998 through 2011. Approximately $7.0 million of the federal net operating loss carryforward is subject to an annual limitation on utilization of approximately $1.0 million due to an ownership change as defined by the provisions of Internal Revenue Code
Section 382. In the event of additional ownership changes in the future as a result of issuances or additional stock transfers, there could be further annual limitations on the Company's ability to utilize its net operating loss and credit carryforwards.

  YEARS ENDED JUNE 30, 1993, 1994 AND 1995

     Net Sales. Net sales were $115,000 in fiscal 1995. There were no sales in fiscal 1994 and fiscal 1993. During fiscal 1995, the Company made initial shipments of the Trio/Ensemble and Radii catheters to distributors in Japan and Europe. These shipments, consisting of both demonstration units and units for field use at electrophysiology centers, reflected reduced introductory pricing arrangements.

     Manufacturing Start-Up and Cost of Goods Sold. Manufacturing start-up and cost of goods sold increased 607.7% from $202,000 in fiscal 1993 to $1.4 million in fiscal 1994 and increased 75.9% to $2.5 million in fiscal 1995. The increases in each period were primarily attributable to the initial establishment and overall expansion of production capacity and quality control operations, including the hiring of assembly personnel and technicians, and increased expenditures for raw materials and supplies supporting early production runs. In fiscal 1994 and 1995, the Company anticipated completing product development efforts of its Radii and Trio/Ensemble catheters and hired manufacturing personnel to support the anticipated United States and international commercialization of these products. The Company was delayed in completing the development of these products and in obtaining certain United States and international product registrations. In addition, the Company experienced lower than expected production yields as it increased manufacturing capacity for the catheters. Accordingly, the Company incurred manufacturing start-up costs of approximately $4.0 million, and had insignificant or no revenue during these fiscal years.

     Research and Development. Research and development expenses increased 104.6% from $2.5 million in fiscal 1993 to $5.1 million in fiscal 1994 and increased 11.0% to $5.7 million in fiscal 1995. The increases in research and development expenses in each period were primarily attributable to the establishment and growth of the Company's clinical research operations during fiscal 1994 and 1995 and the expansion of the Company's overall research and development organization in fiscal 1994, reflecting costs associated with the hiring of engineering personnel for the design, development, prototyping and testing of the Company's products.

     Selling, General and Administrative. Selling, general and administrative expenses increased 12.8% from $1.0 million in fiscal 1993 to $1.2 million in fiscal 1994 and increased 51.5% to $1.7 million in fiscal 1995. The increases in selling, general and administrative expenses in each period were primarily attributable to increased personnel costs as the Company established and expanded the finance, accounting and human resource functions, increased costs associated with facilities and related services supporting expanding operations, and increased professional fees in connection with the filing and registration of the Company's patents.

     Other Income (Expense), Net. Other income (expense), net increased from net other income of $232,000 in 1993 to net other income of $257,000 in fiscal 1994 and decreased to net other income of $157,000 in fiscal 1995. The increase from fiscal 1993 to fiscal 1994 resulted from increased interest income earned on higher average cash, cash equivalent and short-term investment balances, partially offset by increased interest expense in connection with increased equipment lease financing. The decrease in net other income from fiscal 1994 to fiscal 1995 resulted from increased interest expense in connection with the Company's $4.5 million financing and increased equipment lease financing activity during fiscal 1995, partially offset by increased interest income on higher average cash, cash equivalent and short-term investment balances.

     Net Loss. Due to the factors described above, the Company recognized net losses of $3.5 million, $7.4 million and $9.7 million in fiscal 1993, 1994 and 1995, respectively.

     Impact of Adoption of New Accounting Standards. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("FAS 123") which established a fair value based method of accounting for stock-based compensation plans and requires additional disclosures for those companies who elect not to adopt the new method of accounting. The Company will be required to adopt FAS 123 in fiscal 1997. The Company intends to continue to account for employee stock awards in accordance with APB Opinion No. 25 and to adopt the "disclosure only" alternative described in FAS 123.

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121") which requires the Company to review for impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. In certain situations, an impairment loss would be recognized. FAS 121 will become effective for the Company's year ending June 30, 1997. The Company has studied the implications of FAS 121 and, based on its initial evaluation, does not expect its adoption to have a material impact on the Company's financial condition or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, the Company has financed its operations through a combination of private placements of equity securities yielding approximately $33.5 million, a private placement of debt securities yielding approximately $4.5 million, equipment lease financing arrangements yielding approximately $2.2 million and a prepaid royalty arrangement yielding $3.0 million. As of March 31, 1996, the Company had approximately $12.5 million in cash, cash equivalents and investment securities.

     Net cash used in operating activities was approximately $3.1 million, $6.7 million, $9.0 million and $2.9 million in fiscal 1993, 1994 and 1995 and the nine months ended March 31, 1996, respectively. For such periods, net cash used in operating activities resulted primarily from net losses. Net cash used in investing activities was approximately $2.3 million, $7.7 million and $920,000 in fiscal 1993 and 1994 and the nine months ended March 31, 1996, respectively, and net cash provided by investing activities was approximately $2.6 million in fiscal 1995. The net cash used in investing activities was primarily attributable to the purchase of short-term investments and the purchase of property and equipment. Net cash provided by investing activities was primarily attributable to maturities of short-term investments. Net cash provided by financing activities was approximately $6.3 million, $17.5 million, $5.2 million and $4.2 million in fiscal 1993, 1994 and 1995 and the nine months ended March 31, 1996, respectively. The net cash provided by financing activities was primarily attributable to the sale of Preferred Stock and proceeds from long-term borrowings.

     As of March 31, 1996, the Company had capital equipment of $3.8 million less accumulated depreciation of $1.5 million to support its clinical, development, manufacturing and administrative activities. The Company has financed approximately $2.2 million from capital lease obligations through March 31, 1996. The Company currently has an unused equipment lease line facility of $1.0 million which expires on December 31, 1996, and expects to fully utilize this lease line and existing cash resources in connection with the purchase of additional capital equipment over the next 12 months. In addition, as of March 31, 1996, the Company had approximately $350,000 in noncancelable purchase commitments to acquire certain equipment components from two vendors. The Company expects to use approximately $15 to $18 million of the net proceeds of this offering for funding research and development, including clinical trials, approximately $4 to $6 million for marketing and sales, approximately $3 to $4 million for general and administrative support, approximately $3.5 million for capital expenditures and the remainder for working capital. The Company expects capital expenditures to increase over the next several years as it expands facilities and acquires equipment to support the planned expansion of manufacturing capabilities.

     The Company's future liquidity and capital requirements will depend upon numerous factors, including the progress of the Company's product development efforts, the progress of the Company's clinical trials, actions relating to regulatory matters, the costs and timing of expansion of product development, manufacturing, marketing and sales activities, the extent to which the Company's products gain market acceptance, and competitive developments. Although the Company believes that the proceeds from this offering together with the Company's current cash balances and cash generated from the future sale of products will be sufficient to meet the Company's operating and capital requirements through calendar 1998, there can be no assurance that the Company will not require additional financing within this time frame.

     The Company's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary. The factors described earlier in this paragraph will impact the Company's future capital requirements and the adequacy of its available funds. The Company may be required to raise additional funds through public or private financing, collaborative relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its technologies, products or marketing territories. The failure of the Company to raise capital when needed could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Possible Future Capital Requirements."

                                    BUSINESS

OVERVIEW

     Cardiac Pathways Corporation (the "Company") designs, develops and manufactures minimally invasive systems to diagnose and treat cardiac tachyarrhythmias (abnormally rapid heart rhythms) which, if untreated, can cause palpitations, fainting and sudden cardiac arrest (a fatal heart rhythm). The Company is developing products designed to provide integrated system solutions for the successful diagnosis and treatment of ventricular tachycardia and atrial fibrillation, two of the most serious and prevalent types of abnormally rapid heart rhythms. The Company's products consist of systems for diagnostic mapping, or locating the source of the tachyarrhythmia within the heart, and for performing ablation treatment, a nonsurgical, minimally invasive technique for neutralizing heart tissue responsible for starting or maintaining a dangerous heart rhythm. Current mapping and ablation procedures can take many hours to complete. The Company believes its systems will substantially shorten mapping and ablation procedure time and provide safe and more effective treatments of ventricular tachycardia and atrial fibrillation than other current forms of therapy.

     The Company believes that its investment in basic research of mapping and ablation methods, its strong research team and its technological expertise have positioned it to take advantage of the need for safe and more effective treatments of ventricular tachycardia and atrial fibrillation. The Company's strategy is to establish its Ventricular Tachycardia Ablation System, Arrhythmia Mapping Systems and Atrial Fibrillation Ablation System as the preferred means for the diagnosis and treatment of ventricular tachycardia and atrial fibrillation. The key elements of the Company's strategy are to demonstrate the clinical efficacy and safety of these systems, to build upon relationships with electrophysiologists, to provide integrated system solutions for diagnosing and treating ventricular tachycardia and atrial fibrillation, to maintain technological leadership, to achieve market leadership and to protect and enhance its proprietary technology position.

BACKGROUND

     The heart consists of four chambers: the ventricles, the lower two chambers, and the atria, the upper two chambers. A healthy heart at rest beats between 60 to 100 times per minute and pumps over 1,800 gallons of blood per day. A normal heartbeat is the coordinated contraction of each of the heart's chambers resulting from the conduction of organized electrical signals generated by the heart's natural pacemaker, the sinoatrial node ("SA node"). The SA node, located in the right atrium, initiates the heartbeat by generating an electrical signal that causes the atria to contract and helps to fill the ventricles, the heart's primary pumping chambers. Once spread throughout the atria, the electrical activity of the SA node conducts an electrical signal to the atrioventricular node ("AV node"). The AV node serves as a delay timer and electrical signal conductor, allowing the atria to complete their contraction thus filling the ventricles with blood, then facilitating the organized spread of the electrical signal to the ventricles, causing them to contract and distribute deoxygenated blood to the lungs from the right ventricle and freshly oxygenated blood to the rest of the body from the left ventricle.

     When defects compromise the normal conduction of this electrical activity, the pumping rhythm of the heart can be affected, resulting in cardiac arrhythmias (abnormal heart rhythms). Cardiac arrhythmias have numerous causes, including congenital defects, tissue damage due to heart attacks or arteriosclerosis (the deposition of fatty substances in the inner layer of the arteries) and other diseases, that accelerate, delay or redirect the transmission of electrical activity, thereby disrupting the normal coordinated contractions of the chambers. During a cardiac arrhythmia, the heart beats either too slowly or too rapidly. Cardiac arrhythmias characterized by an abnormally slow heart rate, usually defined as a rate lower than 60 beats per minute, are generally treated by implantation of a pacemaker that delivers electrical impulses to increase the heart rate. Cardiac arrhythmias characterized by an abnormally high rate of more than 100 beats per minute are known as cardiac tachyarrhythmias. The following diagrams illustrate the four chambers of the heart and a typical location of electrical signals associated with ventricular tachycardia and atrial fibrillation in the heart's chambers.

                                      LOGO

              THE FOUR CHAMBERS                              TYPICAL LOCATION OF
                OF THE HEART                               ATRIAL FIBRILLATION AND
                                                           VENTRICULAR TACHYCARDIA

  VENTRICULAR TACHYCARDIA

     Disease Characteristics. Ventricular tachycardia is a life-threatening condition characterized by the ventricles beating at an abnormally rapid rate, significantly interfering with the pumping of oxygenated blood throughout the body. When the ventricles beat at an abnormally rapid rate, they lack sufficient time to fill with blood prior to each contraction. As a result, less blood is pumped out of the heart and less oxygen is carried to the tissues and organs of the body. This lack of oxygen can cause dizziness, loss of consciousness and sudden cardiac arrest. Individuals with ventricular tachycardia are at risk of imminent death due to the unpredictable nature of ventricular tachycardia. Most ventricular tachycardias result from myocardial infarctions (heart attacks) caused by coronary artery disease. When a myocardial infarction occurs due to a blockage in one or more coronary arteries, a portion of the heart muscle (most often in the left ventricle) dies. After the portion of the left ventricle heart muscle that was served by the blocked artery dies, an irregular border consisting of intermixed healthy and scar tissue forms. Ventricular tachycardias typically originate at this irregular border of healthy and scar tissue.

     Disease Incidence. Each year more than 300,000 people in the United States experience a sudden cardiac arrest episode. Of these, approximately 50,000 individuals survive primarily through emergency defibrillation. These survivors are at risk for ventricular tachycardia or another sudden cardiac arrest episode. The Company believes that over 100,000 individuals who have never had a sudden cardiac arrest episode are diagnosed each year with symptomatic ventricular tachycardia. In addition, the American Heart Association estimates that approximately 1.5 million individuals suffer myocardial infarctions annually in the United States, of which, approximately 1.0 million survive. Approximately 30% of the survivors of a myocardial infarction are at risk of suffering an episode of ventricular tachycardia within one year of surviving the myocardial infarction. If safe and cost-effective diagnosis and treatment were available, these individuals would be candidates for early diagnosis and treatment of ventricular tachycardia.

     Current Therapies. The currently prescribed therapies for ventricular tachycardia are not curative and in many instances have undesirable side effects. Antiarrhythmic drugs have been the most common treatment of ventricular tachycardia. In 1989, a major multi-center randomized trial evaluating the antiarrhythmic capabilities of several different drugs indicated that these drugs in many instances, actually induced the ventricular tachycardias they were designed to prevent. Furthermore, toxic side effects, including pulmonary fibrosis, corneal micro deposits and liver dysfunction, often prevent patients from long-term usage of these drugs. The automatic implantable cardioverter defibrillator ("ICD") has also become a standard therapy in the treatment of ventricular tachycardia. The cost of an ICD system averages $25,000 and total costs associated with the implant including hospitalization average $55,000. The ICD detects and stops an arrhythmia once it has started by pacing or by applying high energy pulses, but does not cure the ventricular tachycardia or remove the arrhythmia-causing tissue. Significant side effects that result from the ICD include pain associated with high energy defibrillation pulses, physical discomfort at the implant site, adverse psychological effects from dependence upon the device for life saving intervention and a risk of infection. Many ICD patients also receive antiarrhythmic drug therapy in an attempt to minimize the frequency of ventricular tachycardia episodes. An infrequently used procedure to treat ventricular tachycardia is open heart surgery, where a highly trained cardiovascular surgeon removes the arrhythmia causing tissue.

     While not a mainstay therapy, single point radiofrequency catheter ablation for ventricular tachycardia is being performed throughout the United States and Western Europe. Currently, mapping and ablation of ventricular tachycardia is a slow and tedious process because physicians are able to evaluate only a single point in the heart at a time. Ventricular tachycardia can best be treated when the patient is actually experiencing an episode of arrhythmia, which must be induced and carefully monitored by the physician. In the vast majority of individuals suffering from ventricular tachycardia, single point mapping techniques are not effective because of the rapid rate of the ventricular tachycardia. A patient with rapid rate ventricular tachycardia cannot be left in this unstable heart rhythm for a sufficient length of time to identify the origins of the ventricular tachycardia. Another limiting factor of ventricular tachycardia ablation has been the inability of current catheters to generate a lesion that is deep enough to effectively ablate the thick ventricular scar tissue that results from a previous myocardial infarction.

  ATRIAL FIBRILLATION

     Disease Characteristics. Atrial fibrillation is a condition in which the regular pumping function of the atria is replaced by a disorganized, ineffective quivering caused by chaotic conduction of electrical signals through the upper chambers of the heart. Atrial fibrillation is often associated with other forms of cardiovascular disease, including congestive heart failure, rheumatic heart disease, coronary artery disease, left ventricular hypertrophy, cardiomyopathy or hypertension. The progression of atrial fibrillation varies among individuals. Initial episodes of atrial fibrillation are generally symptomatic, intermittent (paroxysmal) episodes. Certain individuals suffer recurring episodes of atrial fibrillation that progress to a chronic state. Although not immediately life threatening, atrial fibrillation may cause up to a 30% reduction in cardiac output and a reduction in cerebral blood flow during the fibrillation episode, resulting in shortness of breath, fainting, fatigue and reduced exercise capacity. Ventricular rates can also rise dangerously high when the chaotic signals of the atria are conducted to these lower chambers of the heart. More seriously, since the atria provide minimal pumping function during atrial fibrillation, blood pools in the chambers, which can lead to the formation of blood clots. Blood clots in the left atrium can dislodge and travel to the brain resulting in stroke. Considered for years to be a benign disorder, atrial fibrillation is now recognized as placing affected patients at a significantly increased risk for stroke. The American Heart Association estimates that 75,000 strokes per year in the United States (approximately 25% of all strokes) are related to atrial fibrillation, with published reports of up to 70% of patients dying or suffering significant neurologic deficit. The mortality rate of patients with atrial fibrillation associated stroke is high in relation to other causes of stroke, with a reported 23% of these patients dying within 30 days of the stroke, compared to only 8% of stroke patients who do not have atrial fibrillation. Moreover, based upon studies estimating the average lifetime cost for a stroke patient, the Company estimates an annual cost to the United States health care system for the estimated 75,000 strokes related to atrial fibrillation of in excess of $7.4 billion.

     Disease Incidence. Atrial fibrillation affects up to 4% of the United States population over the age of 60 years. The National Center for Health Statistics reported that atrial fibrillation was the primary diagnosis for 130,000 emergency room visits and 227,000 hospitalizations in the United States in 1992, more hospitalizations than any other cardiac arrhythmia. In addition, there were approximately 1.4 million hospital discharges in which atrial fibrillation was a listed diagnosis and more than 1.5 million outpatient visits by individuals who have atrial fibrillation as a primary diagnosis.

     Current Therapies. Currently, the only curative treatment for atrial fibrillation is a rarely performed open heart surgical procedure (the surgical maze procedure) in which the surgeon makes several incisions in the right and left atria creating scar tissue to electrically isolate portions of the atria. This open heart surgical procedure is complex, costly and associated with high morbidity and mortality and therefore only used in extreme cases. There are a limited number of patients for whom a reversible cause for atrial fibrillation can be readily identified (for example patients with hyperthyroidism, alcoholism or diabetes) and in whom atrial fibrillation does not recur once the cause has been alleviated. Goals for managing patients with atrial fibrillation are to restore and maintain the normal atrial rhythm and pumping function, control the ventricular rate and prevent stroke. None of the commonly prescribed alternative therapeutic options is curative and most have undesirable side effects. Antiarrhythmic drugs, which control the ventricular rate during atrial fibrillation, increase the risk of the patient developing life-threatening ventricular arrhythmias. In addition, the rate of recurrence of atrial fibrillation in patients using antiarrhythmic drugs is high, with trials reporting as many as 60% of the patients failing to sustain normal heart rhythm for one year. Side effects can include nausea, diarrhea, difficulty in urinating, thyroid dysfunction, pulmonary fibrosis and liver dysfunction. Anticoagulation drugs are generally recommended for use in concert with antiarrhythmic drugs to reduce the risk of stroke. Anticoagulation therapy requires attentive and frequent patient follow-up, generally including monthly prothrombin time testing (an indicator of the blood's ability to form clots) and dose adjustments to prevent hemorrhage complications.

     Internal electrical cardioversion, in which an implantable atrial defibrillator automatically detects the onset of atrial fibrillation and delivers low-energy shocks, has recently been introduced as a method to convert atrial fibrillation to normal heart rhythm. Clinical trials of this proposed treatment are in their early stages. A recent study indicated that initial conversion rates are near 85%. However, reversion rates to atrial fibrillation are high, and the automatic implantable atrial defibrillator is not a curative therapy. In addition, the level of patient discomfort is often unacceptable.

     Less invasive treatments of atrial fibrillation include permanent destruction of the AV node by catheter ablation accompanied by implantation of a pacemaker, a procedure generally reserved for symptomatic individuals experiencing prolonged or chronic episodes of atrial fibrillation where control of the ventricular rate is the primary objective. The procedure ensures a regular, controlled ventricular rate and improved cardiac output (with enhanced quality of life), but the risks of stroke remain, and the atrial contribution to cardiac output is not restored since the atria continue to fibrillate. In addition, the patient becomes dependent upon the pacemaker to maintain an adequate heart rate, and failure of the pacemaker can result in sudden loss of consciousness or death. Several institutions in Europe and the United States have undertaken procedures in which conventional radiofrequency ablation catheters are dragged along the inside surface of the right and/or left atrium, applying radiofrequency energy to electrically isolate portions of the atria with scar tissue. However, it has been difficult to create a continuous line of block to electrically isolate portions of the atria using conventional radiofrequency catheters. In addition, although results achieved for atrial fibrillation ablation at St. Francis Hospital in Tulsa, Oklahoma have been encouraging, the mean time of this center's ablation procedures has been approximately 10 hours.

  SUPRAVENTRICULAR TACHYCARDIA

     Supraventricular tachycardias affect ventricular rate from an origin above the ventricles. During in-utero development, incomplete separation of the top and bottom chambers of the heart leaves small muscle bundles that can rapidly conduct electrical signals between chambers, resulting in a rapid heart rhythm. The most common types of supraventricular tachycardias are Wolff-Parkinson-White ("WPW") syndrome and Atrioventricular Nodal Reentrant Tachycardia ("AVNRT"). WPW syndrome involves a congenital remnant of muscle tissue, an accessory pathway, between the atria and ventricles that can very rapidly conduct electrical signals between the top and bottom chambers of the heart. AVNRT, primarily a congenital condition, is characterized by a circuit of conductive tissue between a part of the AV node and either the atria or the ventricles. This circuit, like that of WPW syndrome, can conduct the electrical signals from the AV node rapidly, leading to a symptomatic tachycardia.

     These two common types of supraventricular tachycardias are readily treatable using standard radiofrequency catheter ablation techniques. Since its introduction in 1986, the success of radiofrequency catheter ablation has led to a rapid decrease in the existing untreated population of patients with WPW syndrome and AVNRT. While radiofrequency catheter ablation is the most common treatment for the WPW syndrome and AVNRT types of supraventricular tachycardia, antiarrhythmic drug therapy is also a prescribed treatment. Antiarrhythmic drugs do not successfully control the supraventricular tachycardia in many patients and often result in undesirable side effects. Given the low morbidity and mortality, and high success rate associated with radiofrequency catheter ablation, the Company believes that this curative procedure has become the treatment of choice for WPW syndrome and AVNRT.

THE CARDIAC PATHWAYS SOLUTION

     The Company is developing products to provide a comprehensive solution for the successful diagnosis and treatment of ventricular tachycardia and atrial fibrillation. The Company's systems are designed to allow the electrophysiologist to perform high resolution mapping, which facilitates location of cardiac tachyarrhythmias and assesses the effectiveness of the minimally invasive ablation treatment. Current mapping and ablation procedures can take many hours to complete. The Company believes its systems will substantially shorten mapping and ablation procedure time and provide safe and more effective treatments than other forms of therapy. The Company has also developed and is currently marketing products for the diagnosis and treatment of supraventricular tachycardia. The following are features and benefits of the core technologies used in the Company's products.

     High Resolution Mapping for Ventricular Tachycardia. The Company's Arrhythmia Mapping System for ventricular tachycardia utilizes a patented, basket-shaped, multi-site, high resolution device which is placed in the ventricle with a minimally invasive procedure, similar to a conventional heart catheterization. This device is designed to allow the electrophysiologist to quickly locate high rate ventricular tachycardia at multiple sites, thus providing a significant improvement over currently used single point mapping techniques. The Company believes that this ability to locate the source of the ventricular tachycardia will enable a large population of patients to receive successful treatment using the Company's Ventricular Tachycardia Ablation System. Currently, these patients have no reliable minimally invasive means to locate their high rate ventricular tachycardia.

     Cooled Ablation for Ventricular Tachycardia. The Company's Ventricular Tachycardia Ablation System utilizes a patented electrode-cooling catheter that allows the electrophysiologist to deliver greater energy levels than existing technologies to the site that is causing the ventricular tachycardia without a significant risk of producing charred blood particles that could lead to stroke. The Company believes that the ability to make deeper and wider lesions enables more effective treatment.

     Linear Lesion Ablation for Atrial Fibrillation. The Company's Atrial Fibrillation Ablation System utilizes a proprietary, non-metallic conformable electrode device that conforms to the irregular surface in the atrium and delivers radiofrequency energy for lesion creation through a conductive fluid medium. With this technology, the electrophysiologist is able to create an unbroken transmural lesion in the atrium causing disruption of the electrical wavefronts associated with atrial fibrillation. The Company believes ablation procedures utilizing this technology are more effective and significantly less time consuming than other types of catheter ablation techniques and as effective as the surgical maze procedure, which currently is the only curative treatment.

     High Resolution Mapping for Atrial Fibrillation. The Company's Arrhythmia Mapping System for atrial fibrillation utilizes a basket-shaped, multi-site, high resolution device similar to that used in its Arrhythmia Mapping System for ventricular tachycardia, but which has been designed to conform to the atria. This technology provides high resolution, multi-site, simultaneous mapping and is designed to be used to quickly locate the source of the arrhythmia and to quickly assess the effectiveness of the ablation treatment. The Company believes this approach will significantly shorten the length of ablation procedures.

STRATEGY

     The Company's strategy is to establish its Ventricular Tachycardia Ablation System, Arrhythmia Mapping Systems and Atrial Fibrillation Ablation System as the preferred means for the diagnosis and treatment of ventricular tachycardia and atrial fibrillation. The following are the key elements of the Company's strategy:

     Demonstrate clinical efficacy and safety of the Company's mapping and ablation systems leading to commercialization. The Company expects to market its systems in the United States and internationally. Successful clinical trials leading to regulatory approval are critical for market acceptance of the Company's systems. The Company has established scientifically rigorous clinical studies to assess the efficacy and safety of its Arrhythmia Mapping System for use in the left ventricle and its Ventricular Tachycardia Ablation System. In addition, the Company expects to apply for regulatory approval of a clinical study of its Arrhythmia Mapping System for use in the right atria and for its Atrial Fibrillation Ablation System. The results of these trials will be used to seek FDA regulatory approval to market its mapping and ablation systems in the United States. The Company also expects to seek regulatory approval to market these products internationally. See "-- Clinical Trials."

     Build upon relationships with electrophysiologists. The Company has developed strong relationships with prominent electrophysiologists worldwide who have been involved and will continue to be involved in the Company's clinical and product development. The Company intends to continue to build these substantial relationships through clinical investigator meetings, participation in physician-run symposia and meetings to discuss clinical issues and treatments. The Company's strategy is to leverage these relationships with leading electrophysiologists to gain market acceptance of its products in the United States and internationally. The Company believes there are approximately 600 board certified electrophysiologists practicing in the United States.

     Provide integrated system solutions for diagnosing and treating Ventricular Tachycardia and Atrial Fibrillation. The Company's mapping baskets and integrated mapping computer system are designed to quickly identify the source of an arrhythmia. The Company's catheters, including its cooled ablation and linear lesion catheters, and integrated radiofrequency generator and programmable fluid pump are designed to provide safe, effective ablation of the heart tissue. The Company believes that its integrated systems approach provides solutions for diagnosing and treating a significant portion of the patients who suffer from ventricular tachycardia and atrial fibrillation. The Company also believes its integrated systems solution offers advantages over other products. All of the Company's products are designed to work together and thereby eliminate incompatibility problems that may arise from using products from several vendors. This makes the products easier to use, shortens procedure times and increases the efficiency of the treatment. In addition, the Company plans to be a single source provider of complete mapping and ablation systems, thereby making its products more cost-effective.

     Maintain technological leadership and achieve market leadership. The Company's goal is to be a market leader in the commercialization of integrated systems to diagnose and treat ventricular tachycardia and atrial fibrillation. The Company believes that its technological innovations have overcome the principal obstacles to the development of such systems. In addition, the Company's goal is to be a leading provider of these integrated systems and the Company intends to continue to invest significant resources to enhance its technological position and to increase market acceptance of its products.

     Protect and enhance proprietary position. The Company currently holds issued and allowed patents covering a number of fundamental aspects of the Company's Ventricular Tachycardia Ablation System, Arrhythmia Mapping Systems and Atrial Fibrillation Ablation System. The Company owns 30 issued United States patents, owns an exclusive field-of-use license on one issued United States patent and licenses to nine United States patents and one issued foreign patent. In addition, the Company has 24 pending United States patent applications of which seven are licensed, five of which have been allowed by the United States Patent and Trademark Office (including two licensed), and has filed 34 corresponding patent applications (including two licensed) that are currently pending in Europe, Japan, Australia and Canada. The Company intends to continue to pursue its patent filing strategy and to vigorously defend its intellectual property position against infringement. See "Risk
Factors -- Dependence on Patents and Proprietary and Licensed Technology."

PRODUCTS AND SYSTEMS

     The Company's product line is designed to provide an integrated systems solution to the mapping and ablation of cardiac arrhythmias. The Company has focused its product development and clinical applications on systems that diagnose and treat ventricular tachycardia and atrial fibrillation. The following table summarizes products that have been released and those that are currently under development:
- --------------------------------------------------------------------------------

              PRODUCTS                              DESCRIPTION                           STATUS(1)(2)
- -------------------------------------  -------------------------------------  -------------------------------------
VENTRICULAR TACHYCARDIA CATHETERS
Mercator Left Ventricular Mapping      A high density mapping catheter and    Approved IDE feasibility study in
  Basket                               associated catheter deployment guide   January 1996; currently in clinical
                                       used to assess electrical conduction   trial; Planned IDE submission in
                                       throughout the left ventricle.         early calendar 1997 for PMA approval
                                                                              process.
Mercator Local Sector Mapping Basket   Variation of the Mercator Left         Planned IDE supplemental submission
                                       Ventricular Mapping Basket that        in calendar 1996 for PMA approval
                                       focuses mapping electrodes in a        process.
                                       sector or region of the left
                                       ventricle.
Transseptal Guide Catheter             A set of catheter deployment tools     Planned IDE supplemental submission
                                       that uses a venous approach to deploy  in calendar 1996 for 510(k) clearance the Mercator Left Ventricular Mapping  process.
                                       Basket.
Chilli Cooled Ablation Catheter        An ablation catheter that includes     Approved IDE June 1995; currently in
                                       lumens to cool the catheter tip        clinical trial for PMA approval
                                       during radiofrequency energy           process.
                                       delivery.
ATRIAL FIBRILLATION CATHETERS
Nexus Linear Lesion Catheter           An ablation catheter used to make      Planned IDE feasibility study
                                       long lesions in the atria.             submission for right atrium in
                                                                              calendar 1996 for PMA approval
                                                                              process.
Mercator Atrial Mapping Basket         A high density mapping catheter used   IDE submitted covering Mercator
                                       to assess atrial arrhythmias.          Atrial Mapping Basket for right
                                                                              atrium in May 1996 for 510(k)
                                                                              clearance process.
SUPRAVENTRICULAR TACHYCARDIA/DIAGNOSTIC CATHETERS
Radii Mapping and Ablation             A family of deflectable catheters for  Available in international markets.
Catheters                              mapping and ablation of
                                       supraventricular tachycardia.
Trio/Ensemble Diagnostic               A set of three, uniquely small multi-  510(k) submitted by Arrow and cleared
Catheters                              electrode catheters and a              in December 1995. Available in the
                                       triple-lumen guide catheter for use    United States and international
                                       in diagnostic electrophysiology        markets.
                                       procedures.
HIGH RESOLUTION MAPPING EQUIPMENT
Model 8100/8300 Arrhythmia             An integrated mapping computer system  Approved IDE feasibility study in
Mapping System Release 1               that analyzes and displays data from   January 1996 with Mercator Left
                                       high density mapping catheters;        Ventricular Mapping Basket; currently
                                       designed to be used with Mercator      in clinical trials; Planned IDE
                                       Left Ventricular Mapping Baskets and   submission with Mercator Left
                                       Mercator Atrial Mapping Baskets.       Ventricular Mapping Basket in early
                                                                              calendar 1997 for PMA approval
                                                                              process.
Model 8100/8300 Arrhythmia             Adds functionality and enhancements    Planned IDE supplemental submission
Mapping System Release 2               to Release 1 for local sector          with Mercator Left Ventricular
                                       mapping, advanced mapping techniques   Mapping Basket in calendar 1996 for
                                       and basic electrophysiology lab        PMA approval process.
                                       procedures.
ABLATION EQUIPMENT
Model 8002 Radiofrequency              An integrated radiofrequency           Approved IDE with Chilli Ablation
Generator and Integrated Fluid         generator energy source and fluid      Cooled Catheter in June 1995;
Pump                                   pump for cooled ablation               currently in clinical trials for PMA
                                       applications.                          approval process. Planned submission
                                                                              with Nexus Linear Lesion Catheter for
                                                                              IDE feasibility study.
Model 8004 Radiofrequency              Adds to functionality and ease of use  Planned IDE supplemental submission
Generator and Integrated Fluid         of the Model 8002 for further pump     for use with Chilli Cooled Ablation
Pump                                   integration and for printing of        Catheter in calendar 1996.
                                       ablation data.

- ------------

(1) The status column includes the Company's current estimates of the planned submission time periods of Feasibility IDEs or IDEs for certain of the Company's products. These estimates are forward-looking statements that involve risks and uncertainties. The actual submission times could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the Company's success in completing any remaining development of the products, the efficacy and safety of the products in laboratory testing and the other factors set forth under "Risk Factors" and elsewhere in this Prospectus.

(2) At the earliest, the Company does not anticipate filing a PMA application for any system for at least the next two years, and does not anticipate receiving a PMA for any such system until at least one to three years after such PMA application is accepted for filing, if at all.

- --------------------------------------------------------------------------------

     The following table sets forth the Company's current and planned systems for mapping and ablation of ventricular tachycardia and atrial fibrillation and their component catheters and equipment.

                            VENTRICULAR TACHYCARDIA

  ARRHYTHMIA MAPPING SYSTEM

     - Mercator Left Ventricular Mapping Basket or Mercator Local Sector Mapping Basket
     - Model 8100/8300 Arrhythmia Mapping System

  VENTRICULAR TACHYCARDIA ABLATION SYSTEM

     - Chilli Cooled Ablation Catheter
     - Models 8002 and 8004 Radiofrequency Generator and Integrated Fluid Pump

                              ATRIAL FIBRILLATION

  ARRHYTHMIA MAPPING SYSTEM

     - Mercator Atrial Mapping Basket
     - Model 8100/8300 Arrhythmia Mapping System

  ATRIAL FIBRILLATION ABLATION SYSTEM

     - Nexus Linear Lesion Catheter
     - Models 8002 and 8004 Radiofrequency Generator and Integrated Fluid Pump

  VENTRICULAR TACHYCARDIA CATHETERS

     The Company's ventricular tachycardia catheters, the Chilli Cooled Ablation Catheter and Mercator Left Ventricular Mapping Basket, currently in clinical trials, and the Mercator Local Sector Mapping Basket and Transseptal Guide Catheters, currently under development, are designed to allow the physician to locate the source of the ventricular tachycardia and perform an ablation treatment that can reach wide and deep within the heart tissue to successfully treat the patient's ventricular tachycardia.

     Mercator Left Ventricular Mapping Basket. The Mercator Left Ventricular Mapping Basket is a high density 64-electrode, three dimensional basket for use in left ventricular electrophysiology diagnostic procedures. Based on the Company's proprietary high-density electrode mapping technology, this basket-shaped mapping catheter has eight highly flexible electrode-carrying arms that allow the basket to conform to the shape of the left ventricular chamber. This design enables mapping with electrodes in contact with the heart tissue. Various basket sizes have been designed and are currently being evaluated in clinical trials for optimal fit in ventricular tachycardia patients. The Company currently anticipates that it will develop mapping baskets in several different sizes to allow for variations in the size of the left ventricle. The Company believes that the Mercator Left Ventricular Mapping Basket will reduce procedure time and allow the mapping of a given ventricular tachycardia rhythm using a single cardiac cycle (a single heartbeat). Ventricular tachycardia can best be diagnosed while the patient is actually experiencing an episode of tachyarrhythmia, which must be carefully monitored by the physician. Current single point mapping techniques are often not appropriate because the patient cannot be left in the unstable heart rhythm for a sufficient length of time to determine the origins of the ventricular tachycardia. The Mercator Left Ventricular Mapping Basket is designed to allow rapid mapping of a large portion of the left ventricle. The Mercator Left Ventricular Mapping Basket captures, within a few seconds, a large amount of electrical conduction information that is useful in identifying appropriate sites for ablation. All ventricular mapping baskets are intended for single use due to the inability of the catheter's biocompatible, anti-coagulation coating to withstand resterilization.

     The Mercator Left Ventricular Mapping Basket is combined with the Company's Model 8100/8300 Arrhythmia Mapping System to form the Company's Arrhythmia Mapping System for diagnostic mapping of ventricular tachycardia. This system captures the conduction activity in the left ventricle and displays the information, allowing the physician to evaluate and manipulate the data to determine the source of the ventricular tachycardia and the appropriate location for ablation. The Company believes that the Mercator Left Ventricular Mapping Basket will also be usable with existing computerized electrophysiology signal display systems after appropriate interface connections have been implemented.

     Mercator Local Sector Mapping Basket. The Company is currently developing the Mercator Local Sector Mapping Basket, a variation of the Mercator Left Ventricular Mapping Basket, which clusters the electrode-carrying arms together, providing a one-sided grouping of the electrodes. This product is designed to allow the electrophysiologist to focus the electrodes of the mapping basket in the specific region or sector of the left ventricle believed to be implicated in the patient's ventricular tachycardia. Focusing the electrodes in a limited area increases the amount and usefulness of the data collected for the specific target area. Use of the Mercator Local Sector Mapping Basket allows the electrophysiologist to concentrate on the ventricular septal wall, the location of the heart where the vast majority of ventricular tachycardias occur. The Mercator Local Sector Mapping Basket is designed to be used with the Model 8100/8300 Arrhythmia Mapping System for diagnostic mapping of ventricular tachycardia. The Mercator Local Sector Mapping Basket is intended for single use due to the inability of the catheter's biocompatible, anticoagulation coating to withstand resterilization.

     Transseptal Guide Catheter. The Company is currently developing a Transseptal Guide Catheter designed to allow electrophysiologists to introduce the mapping basket catheter into the left ventricle using a venous approach rather than an arterial approach. The Company believes that some electrophysiologists will prefer to use the venous approach in order to reduce complications and patient risk associated with introducing the mapping basket through an artery. In addition, introduction of the mapping basket using a venous approach allows the electrophysiologist to simultaneously introduce an ablation catheter into the left ventricle through an artery (a typical approach used in WPW syndrome ablation procedures).

     Chilli Cooled Ablation Catheter. The Chilli Cooled Ablation Catheter is a minimally invasive device designed to treat ventricular tachycardia using radiofrequency energy ablation to create lesions in the ventricle. Although leading electrophysiologists have recently begun to use radiofrequency ablation to treat ventricular tachycardia, excessive heating of the tissue and the ablation electrode often limits the level of energy delivered and therefore the success of the treatment. Incorporating a closed system of fluid circulation, the Chilli Cooled Ablation Catheter allows circulating fluid to cool the catheter ablation electrode during delivery of radiofrequency energy. A programmable pump injects fluid into a catheter lumen that circulates the fluid to the tip electrode and back to the fluid pump. The circulation of fluid draws heat away from the metal electrode and from the electrode-to-tissue interface, which the Company believes will allow the delivery of higher radiofrequency energy power levels without excessive heating. Higher power levels allow for creation of wider and deeper lesions than those created with lower power levels, increasing the likelihood of a successful ablation. The Chilli Cooled Ablation Catheter will be labeled for single use due to its closed system of fluid circulation through catheter lumens.

  ATRIAL FIBRILLATION CATHETERS

     The Company is currently developing catheters to allow the physician to treat atrial fibrillation. The Nexus Linear Lesion Catheter is designed to create long lesions in the atria and the Atrial Mapping Basket is designed to map the atria to assess the effectiveness of the ablation treatment.

     Nexus Linear Lesion Catheter. Currently, the only curative treatment for atrial fibrillation is the surgical maze procedure in which the surgeon makes several incisions in the right and left atria creating scar tissue to electrically isolate portions of the atria. The Company is designing the Nexus Linear Lesion Catheter to enable a minimally invasive ablation procedure to treat atrial fibrillation. The Company is initially designing the Nexus Linear Lesion Catheter for use in the right atrium. The Company believes that the Nexus Linear Lesion Catheter, through the use of a conductive fluid medium for radiofrequency energy delivery, will produce a homogenous lesion that will create a continuous line of block through the tissue, creating lesions similar to those created with the surgical maze procedure. The unique design of the Nexus Linear Lesion

Catheter mounts several electrodes together and provides a highly adjustable deployment system. This novel deployment technique provides specific directional tissue contact for the conformable electrode and a self-stabilizing support structure. A non-metallic electrode allows the Nexus Linear Lesion Catheter to conform to irregular surfaces in the endocardium and efficiently deliver radiofrequency energy for ablating heart tissue. The Company believes that these features will substantially reduce ablation procedure time compared to other current catheter based treatments. As a result of the non-metallic electrode design, the Nexus Linear Lesion Catheter will be a single-use catheter.

     The Nexus Linear Lesion Catheter will be used with the Company's Model 8002 Radiofrequency Generator and Integrated Fluid Pump. The Atrial Fibrillation Ablation System will combine the unique features to be included in the Nexus Linear Lesion Catheter with an instrument that incorporates the widely accepted radiofrequency energy method for creating lesions in the heart tissue and a programmable pump for fluid delivery during the ablation.

     Mercator Atrial Mapping Basket. The Mercator Atrial Mapping Basket is a high density, 64-electrode basket that the Company believes will be useful in atrial electrophysiology studies. This mapping catheter is based on the same technology as the Mercator Left Ventricular Mapping Basket and has similar design characteristics. The use of the Company's proprietary technology for constructing high density electrode arms will be leveraged in this design, and the arm shapes will be designed specifically with consideration for the anatomy of human atria. A range of basket sizes is being developed to account for variations in size and shape of human atria. Initially the Company has focused its product development efforts on a mapping basket for the right atrium. The Company believes that a mapping system for the atria will be important in reducing the procedure time and assessing the effectiveness of ablation procedures for treating the patient's atrial fibrillation. The Mercator Atrial Mapping Basket is intended for single use due to the inability of the catheter's biocompatible, anticoagulation coating to withstand resterilization.

     The Mercator Atrial Mapping Basket will be used with the Company's Model 8100/8300 Arrhythmia Mapping System. The Company believes that the mapping catheter will also be compatible with existing computerized electrophysiology signal display systems after appropriate interface connections have been implemented.

  SUPRAVENTRICULAR TACHYCARDIA AND DIAGNOSTIC CATHETERS

     The Company's Trio/Ensemble diagnostic catheters and Radii supraventricular tachycardia mapping and ablation Catheters, currently sold commercially, are used for electrophysiological diagnostic mapping and ablation of supraventricular tachycardia. These catheters employ single point mapping and ablation techniques that are effective methods of locating the appropriate ablation site for curing supraventricular tachycardia.

     Trio/Ensemble Diagnostic Catheters. Many diagnostic electrophysiological studies are performed with placement of multi-electrode catheters in three or four locations of the right heart chambers. The placement of these diagnostic catheters provides the electrophysiologist with an overall tool to assess electrical conduction between the atria and the ventricle. The Company believes the Ensemble catheter is the world's smallest general purpose electrophysiology diagnostic catheter. The Ensemble is available with five curve shapes to assist placement of the catheters in different locations within the heart. The Trio/Ensemble diagnostic catheters allow the placement of three diagnostic catheters through a single patient introduction site rather than a separate introduction site for each catheter, reducing patient preparation time, lessening patient trauma and facilitating the electrophysiology study to be performed on an outpatient basis. The FDA granted 510(k) clearance for the Trio/Ensemble diagnostic catheter to Arrow in December 1995. Arrow distributes the product in the United States and Arrow and a limited number of other distributors market the Trio/Ensemble in certain international markets. The Trio/Ensemble diagnostic catheters currently have list prices ranging from $150 to $250, depending upon configurations and distribution territory.

     Radii Mapping and Ablation Catheters. The Company's Radii family of supraventricular tachycardia mapping and ablation catheters is similar to catheters widely used in conjunction with ablation procedures. Each catheter has a deflectable, steerable shaft that can be used with single-point mapping techniques to locate potential arrhythmia sites prior to application of radiofrequency energy to ablate the tissue. Unlike ventricular tachycardia, single-point mapping techniques are appropriate for supraventricular tachycardia because the arrhythmia can be induced and maintained in the patient for a sufficient length of time to identify the origins of the supraventricular tachycardia without threatening the patient's life. The radius of the deflectable curve may be adjusted by the clinician. This feature allows small catheter tip movements and slight curve changes that are necessary to reach different anatomical sites. Some Radii models contain a temperature sensor embedded into the ablation electrode to provide additional information about the performance of the radiofrequency energy delivery. The Company believes that the Radii is compatible with competing models of radiofrequency generators for use in supraventricular tachycardia ablation procedures. The Radii supraventricular tachycardia mapping and ablation catheters are distributed internationally by Arrow and other international distributors. Commercialization of the Radii family of catheters in the United States would require full PMA regulatory approval and the related devotion of substantial financial and management resources. As a result, the Company currently does not intend to sell these products domestically. The Radii supraventricular tachycardia mapping and ablation catheters have list prices ranging from $545 to $675, depending upon model and distribution territory.

  HIGH RESOLUTION MAPPING EQUIPMENT

     Electrophysiologists use dedicated signal amplifier systems to diagnose information gathered during an electrophysiology study. Typical systems amplify the signals recorded from the heart, convert these signals into digital information and permanently store the digital information. A printer provides paper display of signals for analysis by the electrophysiologist and medical records storage. Currently, some electrophysiologists still rely on older analog amplifier systems that merely display signals on a monitor and print them on a paper strip chart recorder for medical records storage. These systems force the electrophysiologist to perform a tedious process of manual measurement of the signals printed on paper. More modern systems, while utilizing computerized technology, are limited in their ability to support high resolution mapping devices such as the Company's Mercator Left Ventricular Mapping Basket.

     The Model 8100/8300 Arrhythmia Mapping System records, amplifies and displays the unique electrical activity recorded from catheter electrodes that have been passed into the heart. The system supports complex mapping catheters by offering software that intuitively displays information abstracted from the timing information in the electrical signals using a type of color display known as an isochronal map. The isochronal maps represent those parts of the heart's left ventricle that contract at the same time by using the same color. With this technique, color indicates when parts of the heart contract relative to each other. Colors provide a rapid visual indication of a segment of the heart that could be a source of the tachycardia.

  ABLATION EQUIPMENT

     Radiofrequency energy is the most common energy source used in catheter ablation procedures. When radiofrequency energy is passed through heart tissue, the tissue resists the flow of electricity, generating heat in a process known as resistive heating. Resistive heating destroys the cardiac tissue in contact with the catheter. The treatment of many arrhythmias requires that ablation produce large, deep lesions. However, when the tissue becomes too hot from resistive heating, heat conducts back from within the tissue to the catheter electrode tip causing the formation of charred blood particles. This inhibits the flow of electricity to the heart tissue and the depth of the lesion that can be produced. In addition, this overheating poses a risk as the removal of the catheter from the heart can dislodge charred blood particles that can travel through the arteries exiting the heart into the brain, causing a stroke.

     Cooled ablation addresses these shortcomings of radiofrequency energy ablation. By cooling the catheter tip, the Company believes heat is removed from the electrode-to-tissue interface, allowing more energy to be delivered to the heart without blood coagulating on the catheter tip, resulting in what the Company believes are larger and deeper lesions created in a safer manner. The Model 8002 Radiofrequency Generator and Integrated Fluid Pump incorporates the widely accepted radiofrequency energy method for creating endocardial lesions with a programmable fluid pump for fluid delivery during ablation. The Company believes this is the only radiofrequency generator featuring an integrated fluid pump for catheter electrode cooling. Software design limits the radiofrequency energy output to a maximum of 50 watts, a level of energy delivery believed to be both safe and sufficiently strong to produce an effective lesion. The Model 8004 Radiofrequency Generator and Integrated Fluid Pump adds functionality to the Model 8002, including additional pump integration and printing of ablation data.

     There can be no assurance that the Company's Ventricular Tachycardia Ablation System, Arrhythmia Mapping Systems or Atrial Fibrillation Ablation System or the component catheters and equipment will gain any significant degree of market acceptance among physicians, patients and health care payors, even if clinical trials demonstrate safety and efficacy and necessary regulatory and reimbursement approvals are obtained. For a discussion of the risks associated with the uncertainty of market acceptance for the Company's product, see "Risk Factors -- Uncertainty of Market Acceptance; Training of Physicians Required."

CLINICAL TRIALS

     The Company is currently conducting a clinical trial of the Chilli Cooled Ablation Catheter and the Model 8002 Radio Frequency Generator and Integrated Fluid Pump, the products that together form the Company's Ventricular Tachycardia Ablation System. In addition, the Company has recently begun to conduct clinical trials of the Mercator Left Ventricular Mapping Basket and the Model 8100/8300 Arrhythmia Mapping System, the products that together form the Company's Arrhythmia Mapping System for diagnostic mapping of ventricular tachycardia. In May 1996, the Company submitted an IDE covering the Mercator Atrial Mapping Basket for the right atrium.

     Ventricular Tachycardia Ablation System. The Company initiated a clinical trial for the Ventricular Tachycardia Ablation System in the United States and Europe in November 1995 under an IDE approved by the FDA. The clinical trials will be conducted at a maximum of 16 clinical sites and will involve a total of approximately 200 patients randomized using the Ventricular Tachycardia Ablation System versus antiarrhythmic drugs. Pursuant to the IDE, the FDA will evaluate the safety and efficacy of Ventricular Tachycardia Ablation System. The primary endpoint of the clinical trial is clinical recurrence of ventricular tachycardia in patients receiving ablation treatment versus patients in the control group. The Company has not yet established with the FDA the length of the required post-treatment follow-up prior to submission of a PMA. However, the Company is required to follow up with each patient for 24 months. The Company intends to submit a PMA to the FDA for filing following a six-month patient follow-up period. The Company anticipates that this clinical trial will not be completed prior to early calendar 1998. At the conclusion of the clinical trials, the Company plans to file a PMA application for approval to market the Ventricular Tachycardia Ablation System and its component catheters and equipment in the United States.

     As of May 20, 1996, 17 patients had been enrolled in the clinical trial, of whom eight had received ablation treatment. Although seven of the eight patients who have received ablation treatment have not experienced a recurrence of ventricular tachycardia, the treatments have only recently been performed. As a result, patient follow-up has been limited (less than six months) and the results of the treatment are very preliminary. Three of the nine patients who received drug treatment experienced a recurrence of ventricular tachycardia. The regulatory requirement for a randomized protocol utilizing a control population has limited the number of enrolled patients that have received the ablation therapy. In April 1996, the Company received from the FDA a modification of the protocol that the Company believes will result in more rapid enrollment in the clinical trial. The original protocol required that the patient first be treated with an ICD prior to being enrolled in the clinical trial, a requirement that has been removed in the modified protocol. In addition, the randomization ratio in the modified protocol is three ablation patients for every one control group patient, compared to one ablation patient for every one control group patient in the original protocol. In addition, control patients that experience a recurrence of ventricular tachycardia will be eligible to cross over into the ablation arm of the study.

     Pursuant to a compassionate use protocol, as of May 20, 1996, 15 additional patients in the United States and Europe had received ablation treatment in procedures unrelated to the clinical trials. Most of these patients suffered from incessant ventricular tachycardia prior to the procedure. Compassionate use of an experimental device is reserved for patients who have no other treatment options and who are experiencing life threatening conditions. As of May 20, 1996, the follow-up period ranged from one month to 11 months in the 15 patients, with data indicating that only three patients had a recurrence of ventricular tachycardia. The ablation treatment was not completed in one of the 15 patients as a result of technical problems unassociated with the Company's device.

     Arrhythmia Mapping System for Ventricular Tachycardia. In January 1996, the Company received FDA approval to conduct an IDE feasibility study to evaluate the safety of the Arrhythmia Mapping System for diagnostic mapping of ventricular tachycardia. The feasibility study is being conducted at two clinical sites in the United States and will involve a total of 12 patients. The purpose of the clinical trial is to evaluate and test the success of the deployment of the Mercator Left Ventricular Mapping Basket into the ventricle, the fit of the catheter and the system's ability to accurately map the electrical signals of the left ventricle. At the conclusion of the feasibility study, currently expected to occur in early calendar 1997, the Company intends to submit an IDE to the FDA to perform additional clinical trials. Enrollment in the clinical trial began in March 1996, and as of May 20, 1996 one patient had been enrolled. Evaluation of the enrolled patient following the procedure showed asymptomatic mild aortic value regurgitation that the Company believes resulted from deployment difficulties. In response, the Company made a slight modification to the deployment system of the Mercator Left Ventricular Mapping Basket. In May 1996, the Company submitted an IDE supplement requesting clearance of the modification to the deployment system.

     The Company is also testing the Mercator Left Ventricular Mapping Basket and Arrhythmia Mapping System in Europe. As of May 20, 1996, the ventricular tachycardia of five patients has been mapped, and none of the patients has had complications as a result of the Mercator Left Ventricular Mapping Basket. The Mercator Left Ventricular Mapping Basket was safely deployed and fit properly in the left ventricle of all five patients, and in the two patients where independent corroboration was possible, the system accurately mapped the location of the ventricular tachycardia.

     Arrhythmia Mapping System for Atrial Fibrillation. The Company intends to seek FDA approval of an IDE for United States clinical trials of the Mercator Atrial Mapping Basket for the right atrium and Arrhythmia Mapping System for atrial fibrillation. In May 1996, the Company submitted the IDE covering the Mercator Atrial Mapping Basket for the right atrium. The purpose of this clinical trial will be to demonstrate the equivalency of the Right Mercator Atrial Mapping Basket and the Arrhythmia Mapping System to commercially available mapping catheters.

     Atrial Fibrillation Ablation System. The Company intends to seek FDA approval of an IDE feasibility study to evaluate the safety of the Atrial Fibrillation Ablation System. The purpose of the IDE feasibility study will be to assess the safety, performance and acute result of the Atrial Fibrillation Ablation System. The Company currently intends to submit the IDE for the feasibility study in calendar 1996 covering the Atrial Fibrillation Ablation System for the right atrium.

     Portions of the discussion above under "Clinical Trials" include the Company's current estimates of the planned submission dates of IDE feasibility studies or IDEs, and other statements regarding clinical trials for certain of the Company's products. These estimates are forward-looking statements that involve risks and uncertainties. The actual submission dates and other events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the Company's success in completing any remaining development of the products, the efficacy and safety of the products in laboratory testing and the other factors set forth under "Risk Factors" and elsewhere in this Prospectus.

     The Ventricular Tachycardia Ablation System and Arrhythmia Mapping System for diagnostic mapping of ventricular tachycardia are in the early stages of clinical testing. Clinical data obtained to date are insufficient to demonstrate the safety and efficacy of these products under applicable FDA regulatory guidelines or that additional modifications to the Company's products will not be necessary. There can be no assurance that any of the Company's products will prove to be safe and effective in clinical trials under applicable United States or international regulatory guidelines. In addition, the clinical trials may identify significant technical or other obstacles to be overcome prior to obtaining necessary regulatory or reimbursement approvals. In addition, the ablation catheter and ablation equipment that together form the Company's Atrial Fibrillation Ablation System and the mapping catheter and mapping equipment that together form the Company's Arrhythmia Mapping Systems for atrial fibrillation are still under development. There can be no assurance that the Company will be successful in completing development of the atrial fibrillation products and submitting the appropriate IDEs or that the FDA will permit the Company to undertake clinical trials of the atrial fibrillation products. If the Ventricular Tachycardia Ablation System, Arrhythmia Mapping Systems and Atrial Fibrillation Ablation System and their component catheters and equipment do not prove to be safe and effective in clinical trials or if the Company is otherwise unable to commercialize these products successfully, the Company's business, financial condition and results of operations will be materially adversely affected. In addition, because ablation treatment of these cardiac arrhythmias is a relatively new and to date untested treatment, the long-term effects of radiofrequency ablation on patients are unknown. As a result, the long-term success of ablation therapy in treating ventricular tachycardia and atrial fibrillation will not be known for several years.

MARKETING AND DISTRIBUTION

     The Company markets its Trio/Ensemble diagnostic catheters and Radii supraventricular tachycardia mapping and ablation catheters internationally through established distributors of specialty cardiovascular products. The Company's agreement with Arrow provides distribution rights for the Trio/Ensemble diagnostic catheters throughout the world except for the territories of Japan and southern Europe. For distribution of the Company's Radii supraventricular tachycardia mapping and ablation catheters, the Company has agreements with distributors in Canada, Europe and Japan and with Arrow in Germany and the rest of the world, except for the United States, Japan and southern Europe, Scandinavia and the Benelux countries. Arrow has the right to manufacture the Radii supraventricular tachycardia mapping and ablation catheter. If Arrow exercises this right, its territory for the distribution of the Radii supraventricular tachycardia mapping and ablation catheters will expand to include the United States. Sales to Japan Lifeline Company, Ltd. ("Japan Lifeline"), the Company's distributor in Japan, and Sorin, S.p.A., the Company's distributor in southern Europe, accounted for 15% and 57%, respectively, of the Company's net sales in fiscal 1995. Sales to Japan Lifeline and Arrow accounted for 55% and 37%, respectively, of the Company's net sales in the nine months ended March 31, 1996. International sales accounted for 100% and 63% of the Company's net sales in fiscal 1995 and in the nine months ended March 31, 1996, respectively.

     The Company generally operates under written distribution agreements that grant exclusive rights to sell the Company's products within a defined territory. These agreements generally grant the Company the right to terminate the distributor for cause (which includes failure to satisfy specified minimum performance obligations) or the failure of the distributor to obtain required governmental approvals to distribute the Company's products in the territory. These distributors also market medical products of other companies, although the Company has obtained covenants from its distributors granting the Company rights to terminate given distribution agreements with distributors that market medical devices that compete directly with those of the Company. Distributors typically purchase the Company's products at a discount to list price and resell the products to hospitals and physicians. Sales to international distributors are usually denominated in United States dollars. The end-user price is determined by the distributor and varies from country to country.

     The Company currently has only a limited sales and marketing organization. The Company's Vice President, International and Technical Marketing manages distributor relationships throughout the world. The Company has also retained an independent consultant clinical specialist to provide support for marketing efforts in Germany. If FDA clearances or approvals are received for the Company's ventricular tachycardia or atrial fibrillation products, the Company intends to market its products primarily through a direct sales force in the United States and indirect sales channels internationally. The Company believes that the concentrated nature of the market of practicing electrophysiologists in the United States will allow it to address this market with a small, targeted sales force. The Company believes that fewer than 200 of the practicing electrophysiologists account for approximately two-thirds of the electrophysiological procedures performed for ventricular tachycardia. The Company's existing distributors in Japan and southern Europe for the Trio/Ensemble diagnostic catheters and Radii supraventricular tachycardia mapping and ablation catheters have the right to elect to become the exclusive distributors of the ventricular tachycardia and atrial fibrillation products in their respective territories.

     The Company expects to expand its sales and marketing efforts to include marketing managers and clinical specialists to assist in the sales and marketing efforts. The Company's marketing and sales strategy in the United States will involve the use of a combination of sales representatives directly employed by the Company and field clinical engineers to provide technical expertise. The role of the sales representative will be to demonstrate the use of the Company's products while educating physicians as to the clinical benefits of catheter ablation for atrial fibrillation and ventricular tachycardia, using marketing techniques similar to those commonly employed in the cardiovascular device industry. The role of the field clinical engineer will be to provide installations of the Company's systems and provide training to physicians and their staff on appropriate operation of the Company's equipment. The Company also intends to establish a resource to provide physicians with relevant clinical information regarding the Company's products. The Company believes that this combination of sales representatives and field clinical engineers will provide an appropriate balance of professional selling skills while maintaining an appropriate level of technical expertise in the field.

     A key element of the Company's marketing strategy has been to develop relationships with prominent academic physicians who have a history of research and publications in peer reviewed literature on ablation for ventricular tachycardia and atrial fibrillation. The Company's strategy is to leverage off these relationships with leading electrophysiologists to gain market acceptance of its products in the United States and internationally. The Company believes there are approximately 600 board certified electrophysiologists practicing in the United States. These physicians have been involved and will continue to be involved in the Company's clinical and product development efforts. The Company intends to continue to build these relationships through clinical investigator meetings, participation in physician-run symposia and meetings to discuss clinical issues and treatments. Because of the sub-specialty nature of electrophysiology, electrophysiologists with high patient volume are found in referral centers usually associated with major academic medical centers in large urban population centers. These electrophysiologists have been identified by the Company as potential prospects and will be the object of concentrated sales efforts in the future if the Company's ventricular tachycardia or atrial fibrillation products receive regulatory approvals.

     Establishing a marketing and sales capability sufficient to support sales in commercial quantities will require substantial efforts and require significant management and financial resources. There can be no assurance that the Company will be able to build such a marketing staff or sales force, that establishing such a marketing staff or sales force will be cost-effective or that the Company's sales and marketing efforts will be successful. In addition, the Company has not begun discussions with all needed international distributors. There can be no assurance that the Company will be able to enter into agreements with desired distributors on a timely basis or at all, or that such distributors will devote adequate resources to selling the Company's products. See "Risk Factors -- Limited Sales, Marketing and Distribution Experience."

     The Company currently sells its Radii supraventricular tachycardia mapping and ablation catheters and Trio/Ensemble diagnostic catheters through distributors in certain international markets. In addition, the Company plans to market its ventricular tachycardia and atrial fibrillation products in international markets, subject to receipt of required regulatory approvals. Changes in overseas economic conditions, currency exchange rates, foreign tax laws, or tariffs or other trade regulations could have a material adverse effect on the Company's ability to market its products internationally and therefore on its business, financial condition and results of operations. See "Risk
Factors -- Risks Relating to International Operations."

STRATEGIC RELATIONSHIPS

     The Company intends to pursue strategic relationships with corporations and research institutions with respect to the research, development, international regulatory approval, manufacturing and marketing of certain of its products. In March 1995, the Company formed a strategic relationship with Arrow, a manufacturer of medical products for critical care medicine, interventional cardiology and radiology. The relationship included Arrow's equity investment of $9.1 million in the Company. The Company and Arrow entered into agreements pursuant to which the Company granted to Arrow certain manufacturing and distribution rights to the Trio/Ensemble diagnostic catheters and Radii supraventricular tachycardia mapping and ablation catheters. In addition, the Company is currently exploring an international distribution relationship with Arrow for the Ventricular Tachycardia Ablation System and Arrhythmia Mapping System for ventricular tachycardia. Although the Company intends to pursue additional strategic relationships in the future, there can be no assurance that the Company will be successful in establishing or maintaining any such relationships or that any such relationship will be successful. See "Certain Transactions -- Arrow International, Inc. Relationship."

RESEARCH AND DEVELOPMENT

     Substantially all of the Company's research and development activities are performed internally by the Company's team of research scientists, engineers and technicians. The Company's research and development team is generally divided into three groups. The Systems and Software Group, consisting of 15 persons at March 31, 1996, is responsible for all development activities related to the Company's ablation and mapping instruments. The Catheter Development Group, consisting of nine persons at March 31, 1996, is responsible for all development activities related to ablation and mapping catheters. The Advanced Product Development Group, consisting of five persons at March 31, 1996, is responsible for all development activities related to ablation therapy catheters for atrial fibrillation. The Company's primary research and development programs involve completing development of the Atrial Fibrillation Ablation System and developing improvements to the Ventricular Tachycardia Mapping System, including new mapping and ablation catheter configurations and new versions of the mapping and ablation equipment and related software in order to increase the efficacy of the procedures, increase manufacturing reliability and reduce component and manufacturing costs.

     Research and development expenses for fiscal 1993, 1994, 1995 and the nine months ended March 31, 1996 were $2.5 million, $5.1 million, $5.7 million and $4.8 million, respectively. The Company intends to continue to make significant investments in research and development.

MANUFACTURING

     The Company has a 9,000 square feet manufacturing facility consisting of approximately 4,000 square feet for catheter manufacturing and approximately 5,000 square feet of manufacturing support area at its facilities in Sunnyvale, California. The Company currently manufactures its catheters and systems in limited quantities for laboratory testing, United States clinical trials, international clinical trials and, in the case of its Radii supraventricular tachycardia mapping and ablation catheters and Trio/Ensemble diagnostic catheters, limited commercial sales. The manufacture of catheters is a complex operation involving a number of separate processes and components. Each catheter is assembled and individually tested by the Company prior to sterilization in accordance with FDA requirements. The manufacturing process for the mapping and ablation equipment consists primarily of assembly of purchased components and testing operations. The Company has no experience manufacturing its products in the volumes that will be necessary for the Company to achieve significant commercial sales, and there can be no assurance that reliable, high-volume manufacturing capacity can be established or maintained at commercially reasonable costs. If the Company receives FDA clearance or approval for its products, it will need to expend significant capital resources and develop manufacturing expertise to establish large-scale manufacturing capabilities.

     Components and raw materials are purchased from various qualified suppliers and subjected to stringent quality specifications. The Company conducts quality audits of suppliers and is establishing a vendor certification program. A number of the components such as the computer workstation, the fluid pump, integrated circuit components, flex circuit and biocompatible coating are provided by sole source suppliers. For certain of these components, there are relatively few alternative sources of supply, and establishing additional or replacement vendors for such components, particularly by flex circuits, could not be accomplished quickly. The Company plans to qualify additional suppliers if and as future production volumes increase. Because of the long lead time for some components that are currently available from a single source, a vendor's inability to supply such components in a timely manner could have a material adverse effect on the Company's ability to manufacture the mapping basket, mapping equipment and ablation equipment and therefore on its business, financial condition and ability to market its products as currently contemplated.

     The Company's manufacturing facilities are subject to periodic inspection by regulatory authorities, and its operations must undergo GMP compliance inspections conducted by the FDA. To date, the Company's facilities and manufacturing processes have not undergone any such inspections. The Company will be required to comply with GMP requirements in order to produce products for sale in the United States and with ISO 9001 standards in order to produce products for sale in Europe. Any failure of the Company to comply with GMP or ISO 9001 standards may result in the Company being required to take corrective actions, such as modification of its policies and procedures. The State of California also requires that the

Company obtain a license to manufacture medical devices. To date, the Company's facilities and manufacturing processes have not undergone any such inspection. If the Company is unable to maintain such a license, it would be unable to manufacture or ship any product, which inability would have a material adverse effect on the Company's business, financial condition and results of operations.

PATENTS AND PROPRIETARY RIGHTS

     The Company's success will depend in part on its ability to obtain patent and copyright protection for its products and processes, to preserve its trade secrets and to operate without infringing or violating the proprietary rights of third parties. The Company's strategy is to actively pursue patent protection in the United States and foreign jurisdictions for technology that it believes to be proprietary and that offers a potential competitive advantage for its products. The Company holds issued and allowed patents covering a number of fundamental aspects of the Company's Ventricular Tachycardia Ablation System, Arrhythmia Mapping Systems and Atrial Fibrillation Ablation System. The Company owns 30 issued United States patents and owns an exclusive field-of-use license on one issued United States patent and licenses to nine United States patents and one issued foreign patent. In addition, the Company has 24 pending United States patent applications of which seven are licensed, five of which have been allowed by the United States Patent and Trademark Office (including two licensed), and has filed 34 corresponding patent applications (including two licensed) that are currently pending in Europe, Japan, Australia and Canada. The Company's patents and patent applications relate to a number of aspects of the Company's technology, including the technology related to the Company's basket approach to diagnostic mapping, the integration of mapping and ablation in a single device, the cooled ablation catheters, bend location and radius adjustment in the ablation catheters and the multiport introducer. The Company intends to file additional patent applications to seek protection for other proprietary aspects of its technology in the future. The patent positions of medical device companies, including those of the Company, are uncertain and involve complex and evolving legal and factual questions. The coverage sought in a patent application either can be denied or significantly reduced before or after the patent is issued. Consequently, there can be no assurance that any patents from pending patent applications or from any future patent application will be issued, that the scope of any patent protection will exclude competitors or provide competitive advantages to the Company, that any of the Company's patents will be held valid if subsequently challenged or that others will not claim rights in or ownership of the patents and other proprietary rights held by the Company. Since patent applications are secret until patents are issued in the United States or corresponding applications are published in international countries, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, the Company cannot be certain that it was the first to make the inventions covered by each of the its pending patent applications or that it was the first to file patent applications for such inventions. In addition, there can be no assurance that competitors, many of which have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make, use or sell its products either in the United States or in international markets. Further, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States. Litigation or regulatory proceedings, which could result in substantial cost and uncertainty to the Company, may also be necessary to enforce patent or other intellectual property rights of the Company or to determine the scope and validity of other parties' proprietary rights. There can be no assurance that the Company will have the financial resources to defend its patents from infringement or claims of invalidity.

     The Company also relies on licensed technology from others for certain components of its mapping and ablation systems. The Company relies on an exclusive royalty-bearing license for the use of patents relating to a device for ablating atrial fibrillation. The license will convert into a fully paid nonexclusive license on the later of ten years from the first commercial sale of products based on the patents or the expiration date of the last-to-expire licensed patent.

     The Company obtained the rights to its biocompatible coating material through a nonexclusive royalty-bearing license that will terminate upon the later of ten years from the first commercial sale of catheters treated with the coating material or the expiration of the last-to-expire licensed patent. The license can also be terminated if the Company does not begin commercial sales of catheters using the biocompatible coating by July 1998.

     In addition to patents, the Company relies on trade secrets and proprietary know-how to compete, which it seeks to protect, in part, through appropriate confidentiality and proprietary information agreements. These agreements generally provide that all confidential information developed or made known to individuals by the Company during the course of the relationship with the Company is to be kept confidential and not disclosed to third parties, except in specific circumstances. The agreements also generally provide that all inventions conceived by the individual in the course of rendering service to the Company shall be the exclusive property of the Company. There can be no assurance that proprietary information or confidentiality agreements with employees, consultants and others will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by competitors.

     The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. There can be no assurance that the Company will not become subject to patent infringement claims or litigation in a court of law, or interference proceedings declared by the USPTO to determine the priority of inventions or an opposition to a patent grant in a foreign jurisdiction. The defense and prosecution of intellectual property suits, USPTO interference or opposition proceedings and related legal and administrative proceedings are both costly and time-consuming. Any litigation, opposition or interference proceedings will result in substantial expense to the Company and significant diversion of effort by the Company's technical and management personnel. An adverse determination in litigation or interference proceedings to which the Company may become a party could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease using such technology. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that necessary licenses from others would be available to the Company on satisfactory terms, if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products, which would have a material adverse effect on the Company's business, financial condition and results of operations. The Company is aware of certain patents owned or licensed by others and relating to cardiac catheters and cardiac monitoring. Certain enhancements of the Company's products are still in the design and pre-clinical testing phase. Depending on the ultimate design specifications and results of pre-clinical testing of these enhancements there can be no assurance that the Company would be able to obtain a license to such patents or that a court would find that such patents are either not infringed by such enhancements or are invalid. Further, there can be no assurance that owners or licensees of these patents will not attempt to enforce their patent rights against the Company in a patent infringement suit or other legal proceeding, regardless of the likely outcome of such suit or proceeding.

COMPETITION

     At present, the Company considers its primary competition to be companies involved in current, more established therapies for the treatment of ventricular tachycardia and atrial fibrillation, including drugs, external electrical cardioversion and defibrillation, implantable defibrillators, ablation accompanied by pacemaker implantation, and open-heart surgery. In addition, several competitors are also developing new approaches and new products for the treatment and mapping of ventricular tachycardia and atrial fibrillation, including ablation systems using ultrasound, microwave, laser and cryoablation technologies and mapping systems using contact mapping, single-point spacial mapping and non-contact, multisite electrical mapping technologies. Many of the Company's competitors have an established presence in the field of interventional cardiology and electrophysiology, including Boston Scientific Corporation, C.R. Bard, Inc., Johnson & Johnson through its Cordis Division and Medtronic, Inc. Many of these competitors have substantially greater financial and other resources than the Company, including larger research and development staffs and more experience and capabilities in conducting research and development activities, testing products in clinical trials, obtaining regulatory approvals, and manufacturing, marketing and distributing products. There can be no assurance that the Company will succeed in developing and marketing technologies and products that are more clinically efficacious and cost-effective than the more established treatments or the new approaches and products developed and marketed by its competitors. Furthermore, there can be no assurance that the Company will succeed in developing new technologies and products that are available prior to its competitors' products. The failure of the Company to demonstrate the efficacy and cost-effective advantages of its products over those of its competitors or the failure to develop new technologies and products before its competitors could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company believes that the primary competitive factors in the market for cardiac ablation and mapping devices are safety, efficacy, ease of use and price. In addition, the length of time required for products to be developed and to receive regulatory and, in some cases, reimbursement approval is an important competitive factor. The medical device industry is characterized by rapid and significant technological change. Accordingly, the Company's success will depend in part on its ability to respond quickly to medical and technological changes through the development and introduction of new products. Product development involves a high degree of risk and there can be no assurance that the Company's new product development efforts will result in any commercially successful products. The Company believes it competes favorably with respect to these factors, although there is no assurance that it will be able to continue to do so.

GOVERNMENT REGULATION

  UNITED STATES

     Clinical testing, manufacture and sale of the Company's products are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies. Pursuant to the FDC Act, the FDA regulates the clinical testing, manufacture, labeling, distribution and promotion of medical devices. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals, a recommendation by the FDA that the Company not be permitted to enter into government contracts and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by the Company.

     In the United States, medical devices are classified into one of three classes, Class I, II or III, on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls (e.g. labeling, premarket notification and adherence to GMPs). Class II devices are subject to general controls and to special controls (e.g., performance standards, postmarket surveillance, patient registries, and FDA guidelines). Generally, Class III devices are those that must receive premarket approval by the FDA to assure their safety and effectiveness (e.g., life-sustaining, life-supporting and implantable devices, or new devices which have not been found substantially equivalent to legally marketed devices), and require clinical testing to assure safety and effectiveness and FDA approval prior to marketing and distribution.

     Before a new device can be introduced into the market, the manufacturer must generally obtain marketing clearance through a premarket notification under
Section 510(k) of the FDC Act ("510(k)") or an approval of a PMA application under Section 515 of the FDC Act. A 510(k) clearance typically will be granted if the submitted information establishes that the proposed device is "substantially equivalent" to a legally marketed Class I or II medical device or to a Class III medical device for which the FDA has not called for PMAs. A 510(k) notification must contain information to support a claim of substantial equivalence, which may include laboratory test results or the results of clinical studies of the device in humans. Commercial distribution of a device for which a 510(k) clearance is required can begin only after the FDA issues an order finding the device to be "substantially equivalent" to a predicate device. The FDA recently has been requiring a more rigorous demonstration of substantial equivalence than in the past and is more likely to require the submission of human clinical trial data. Based upon industry and FDA publications, the Company believes that it generally takes from four to twelve months from the date of submission to obtain a 510(k) clearance, but it make take longer. The FDA may determine that a proposed device is not substantially equivalent to a legally marketed device, or that additional information is needed before a substantial equivalence determination can be made. A "not substantially equivalent" determination, or a request for additional information, could delay the market introduction of new products that fall into this category.

     For any devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the device, will require new 510(k) submissions. The FDA granted 510(k) clearance to Arrow in December 1995 for Trio/Ensemble diagnostic Catheters and Arrow distributes the product in the United States and internationally. The Company has made certain modifications to the Trio/Ensemble diagnostic catheters which the Company believes do not require submission of a new 510(k) notification. There can be no assurance, however, that the FDA will not require the submission of a new 510(k) notification for any of the modifications. If the FDA were to take such action, marketing the modified device could be delayed until a new 510(k) notification was cleared by the FDA.

     If the Company cannot establish that a proposed device is substantially equivalent to a legally marketed predicate device, the Company must seek premarket approval of the proposed device from the FDA through the submission of a PMA application. A PMA application must be supported by valid scientific evidence that typically includes extensive data, including preclinical and clinical trial data, to demonstrate the safety and efficacy of the device. If human clinical trials of a device are required and the device presents a "significant risk," the sponsor of the trial (usually the manufacturer or the distributor of the device) is required to file an IDE application with the FDA prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and laboratory testing. If the IDE application is approved by the FDA and one or more appropriate institutional review boards ("IRBs"), human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a "nonsignificant risk" to the patient, a sponsor may begin the clinical trial after obtaining approval for the study by one or more appropriate IRBs without the need for FDA approval. Sponsors of clinical trials are permitted to sell investigational devices distributed in the course of the study provided such compensation does not exceed recovery of the costs of manufacture, research, development and handling. An IDE supplement must be submitted to and approved by the FDA before a sponsor or an investigator may make a change to the investigational plan that may affect its scientific soundness or the rights, safety or welfare of human subjects.

     The Company initiated a clinical trial for the Ventricular Tachycardia Ablation System in the United States and Europe in November 1995 under an IDE approved by the FDA. Although the Company is currently conducting clinical trials with the device, there can be no assurance that such trials will be completed, or if completed, that such trials will provide sufficient safety and effectiveness data and information to support a PMA application and to obtain FDA marketing approval. In January 1996, the Company received FDA approval to conduct an IDE feasibility study to evaluate the safety of the Arrhythmia Mapping System for diagnostic mapping of ventricular tachycardia. In May 1996, the Company submitted an IDE supplement to the feasibility study requesting clearance of a slight modification to the deployment system of the Arrhythmia Mapping System for ventricular tachycardia in response to a complication noted in the evaluation of a patient enrolled in the feasibility study. See
"-- Clinical Trials -- Arrhythmia Mapping System for Ventricular Tachycardia" and "Risk Factors -- Lack of Regulatory Clearance or Approval." An IDE feasibility study is a limited investigation that is intended to provide data on the device's form, function and feasibility for diagnosis or therapeutic use. IDE applications for feasibility studies vary in scope, but typically will include one investigator at one site with a limited number of subjects, usually consisting of ten or less. Data from the IDE feasibility study will not be considered by the FDA as pivotal evidence of safety and effectiveness, but rather as a basis to finalize and confirm the device's design and determine its potential for further development. There can be no assurance that any IDE feasibility study that the Company proposes will be approved by the FDA, will be completed or, if completed, will provide sufficient data and information to support additional clinical investigations of the type necessary to obtain FDA marketing clearance or approval. There can be no assurance that the Company will be able to obtain necessary regulatory approvals on a timely basis or at all, and delays in receipt of or failure to receive such approvals, the loss of previously received approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company submitted an IDE of its Mercator Atrial Mapping Basket for use in the right atrium in May 1996. The Company also plans to submit a supplemental IDE for its Transseptal Guide Catheter in calendar 1996. Failure to receive such regulatory approval or clearance would have a material adverse effect on the business, financial condition or results of operations. The Company's current estimates of planned submission time periods of IDEs for certain of the Company's products are set out above in "Business -- Products and Systems" and involve risks and uncertainties. The actual submission times could differ materially from those anticipated as a result of certain factors, including the Company's success in completing any remaining development of the products, the efficacy and safety of the products in laboratory testing and the other factors set forth under "Risk Factors" and elsewhere in this Prospectus. See "Risk Factors -- Lack of Regulatory Clearance or Approval." The PMA application must contain the results of clinical trials, the results of all relevant bench tests, laboratory and animal studies, a complete description of the device and its components, and a detailed description of the methods, facilities and controls used to manufacture the device. In addition, the submission must include the proposed labeling, advertising literature and training methods (if required). Upon receipt of a PMA application, the FDA makes a threshold determination as to whether the application is sufficiently complete to permit a substantive review. If the FDA determines that the PMA application is sufficiently complete to permit a substantive review, the FDA will accept the application for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the PMA application. Based upon industry and FDA publications, the Company believes that an FDA review of a PMA application generally takes one to three years from the date the PMA application is accepted for filing, but may take significantly longer. The review time is often significantly extended by the FDA asking for more information or clarification of information already provided in the submission. During the review period, an advisory committee, typically a panel of clinicians, will likely be convened to review and evaluate the application and provide recommendations to the FDA as to whether the device should be approved. The FDA is not bound by the recommendations of the advisory panel. Toward the end of the PMA application review process, the FDA generally will conduct an inspection of the manufacturer's facilities to ensure that the facilities are in compliance with applicable GMP requirements.

     If the FDA's evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an "approvable letter," which usually contains a number of conditions that must be met in order to secure final approval of the PMA application. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA, authorizing commercial marketing of the device for certain indications. If the FDA evaluation of the PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA application or issue a "not approvable" letter. The FDA may also determine that additional clinical trials are necessary, in which case the PMA may be delayed for several years while additional clinical trials are conducted and submitted in an amendment to the PMA application. The PMA process can be expensive, uncertain and lengthy, and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing.

     Modifications to a device that is the subject of an approved PMA, its labeling, or manufacturing process may require approval by the FDA of PMA supplements or new PMAs. Supplements to a PMA often require the submission of the same type of information required for an initial PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA. Although under the FDC Act, the FDA is required to complete its review of a PMA or PMA supplement within 180 days, the agency may take a significantly longer period of time to complete its review.

     Any devices manufactured or distributed by the Company pursuant to FDA clearance or approvals are subject to pervasive and continuing regulation by FDA and certain state agencies, including record keeping requirements and reporting of adverse experience with the use of the device. Labeling and promotional activities are subject to scrutiny by FDA and, in certain circumstances, by the Federal Trade Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses.

     Manufacturers of medical devices for marketing in the United States are required to adhere to applicable regulations setting forth detailed GMP requirements, which include testing, control and documentation requirements to register their establishments with the FDA; and to submit device listing information regarding the devices marketed in the United States. Manufacturers must also comply with Medical Device Reporting ("MDR") requirements that a firm report to FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to a death or serious injury.

     The Company has applied for a device manufacturing license from the California Department of Health Services ("CDHS"); however, the Company has not yet received an inspection by the state agency, which is required before a license can be issued. The Company is subject to routine inspection by FDA and the CDHS for compliance with GMP requirements, MDR requirements, and other applicable regulations. The Company has not yet been inspected by the FDA or the CDHS. FDA has proposed changes to the GMP regulations, including design control requirements, which will likely increase the cost of compliance with GMP requirements. Changes in existing requirements or adoption of new requirements could have a material adverse effect on the Company's business, financial condition, and results of operation. There can be no assurance that the Company will not incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have a material adverse effect upon the Company's business, financial condition or results of operation.

     Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the FTC. FDA enforcement policy strictly prohibits the marketing of FDA cleared or approved medical devices for unapproved or "off-label" uses. The Company also is subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. There can be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon the Company's ability to do business.

  INTERNATIONAL

     In order for the Company to market its products in Europe and certain other foreign jurisdictions, the Company must obtain required regulatory approvals and clearances and otherwise comply with extensive regulations regarding safety and manufacturing processes and quality. These regulations, including the requirements for approvals or clearance to market and the time required for regulatory review, vary from country to country. There can be no assurance that the Company will obtain regulatory approvals in such countries or that it will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals. Delays in receipt of approvals to market the Company's products, failure to receive these approvals or future loss of previously received approvals could have a material adverse effect on the Company's business, financial condition and results of operations.

     The time required to obtain approval for sale in foreign countries may be longer or shorter than that required for FDA approval, and the requirements may differ. In addition, there may be foreign regulatory barriers other than premarket approval, and the FDA must approve exports of devices that require a PMA but are not yet approved domestically. The current rules provide that, in order to obtain FDA export approval, the Company must provide the FDA with data and information to demonstrate that the device: (1) is not contrary to public health and safety and (2) has the approval of the country to which it is intended for export. So that the FDA can determine that export of a device is not contrary to public health and safety, the Company is required to submit basic data regarding the safety of the device unless the device is the subject of an FDA-approved IDE and it will be marketed or used for clinical trials in the importing country for the same intended use, or at least two IRBs in the United States have determined that the device is a nonsignificant risk device and the device will be marketed or used for clinical trials in the importing country for the same intended use. The Company also must submit a letter to the FDA from the foreign country approving importation of the device. The Company is in the process of obtaining approvals and initiating clinical trials in the United Kingdom, Germany, France, Canada, Australia, and Asia.

     The European Union ("EU") has promulgated rules which require that medical products receive by mid-calendar 1998 the right to affix the CE mark, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. The Company plans to implement policies and procedures intended to allow the Company to receive ISO 9001 certification, one of the CE mark certification prerequisites for its manufacturing facility in Sunnyvale, California. While the Company intends to satisfy the requisite policies and procedures that will permit it to receive the CE Mark Certification, there can be no assurance that the Company will be successful in meeting the European certification requirements and failure to receive the right to affix the CE mark will prohibit the Company from selling its products in member countries of the European Union. See "-- Clinical Trials."

THIRD-PARTY REIMBURSEMENT AND UNCERTAINTY RELATED TO HEALTH CARE REFORM

     In the United States, health care providers, including hospitals and physicians, that purchase medical products for treatment of their patients, generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or a part of the costs and fees associated with the procedures performed using these products. The Company's success will be dependent upon, among other things, the ability of health care providers to obtain satisfactory reimbursement from third-party payors for medical procedures in which the Company's products are used. Third-party payors may deny reimbursement if they determine that a prescribed device has not received appropriate regulatory clearances or approvals, is not used in accordance with cost-effective treatment methods as determined by the payor, or is experimental, unnecessary or inappropriate. If FDA clearance or approval is received, third-party reimbursement would also depend upon decisions by HCFA for Medicare, as well as by individual health maintenance organizations, private insurers and other payors. Government agencies, private insurers and other payors determine whether to provide coverage for a particular procedure and reimburse health care providers for medical treatment at a fixed rate based on the diagnosis-related group ("DRG") established by the United States HCFA. The fixed rate of reimbursement is based on the procedure performed, and is unrelated to the specific type of number of devices used in a procedure. If a procedure is not covered by a DRG, payors may deny reimbursement. The Company intends to obtain an appropriate Medicare DRG assignment by HCFA for procedures performed using its devices. As part of this process, during clinical trials the Company will collect economic data regarding resources expended in performing procedures with the devices. The Company will use these data to document differences in resource use between procedures performed with the Company's devices and procedures currently categorized under existing DRGs. The Company intends to meet with HCFA policy staff to request and support development of appropriate hospital payment policies for the procedures performed using the Company's devices. In addition, the Company may also collect resource use data regarding physician services to support establishment of appropriate fee schedules by third-party payers. The Company believes these efforts will also support reimbursement among private payers.

     In addition, Medicare traditionally has considered items or services involving devices that have not been approved or cleared for marketing by FDA to be precluded from Medicare coverage. However, under a new policy which has been in effect since November 1, 1995, Medicare coverage will not be precluded for items and related services involving devices that have been classified by FDA as "non-experimental/investigational" (Category B) devices and that are furnished in accordance with the FDA-approved IDE governing clinical trials. Even with items or services involving Category B devices, however, Medicare coverage may be denied if any other coverage requirements are not met, for example if the treatment is not medically needed for the specific patient. In June 1995, the FDA assigned the IDE covering the clinical trial for the Ventricular Tachycardia Ablation System to Category B and in January 1996, assigned the IDE covering the clinical trial for the Arrhythmia Mapping System for ventricular tachycardia to Category B. There can be no assurance that the Company's systems will be covered when they are used in clinical trials and, if covered, whether the payment amounts for their use will be considered to be adequate by hospitals and physicians. If the devices are not covered or the payments are considered to be inadequate, the Company may need to bear additional costs to sponsor such trials, and such costs could have a material adverse effect on the Company's business, financial condition and results of operation.

     Capital costs for medical equipment purchased by hospitals are currently reimbursed separately from DRG payments. Recent federal legislation reduced capital cost reimbursements under the Medicare capital cost pass-through system. The legislation requires that the aggregate amount of reimbursements in fiscal years 1992 through 1995 be reduced by approximately 10% per year. Such reductions have had an adverse impact on reimbursements to hospitals for the capital cost of equipment such as the system components of the Company's products.

     Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. Many international markets have government managed health care systems that control reimbursement for new products and procedures. In most markets, there are private insurance systems as well as government managed systems. Market acceptance of the Company's products will depend on the availability and level of reimbursement in international markets targeted by the Company. There can be no assurance that the Company will obtain reimbursement in any country within a particular time, for a particular time, for a particular amount, or at all.

     Regardless of the type of reimbursement system, the Company believes that physician advocacy of the Company's products will be required to obtain reimbursement. The Company believes that less invasive procedures generally provide less costly overall therapies as compared to conventional drug, surgery and other treatments. In addition, the Company believes that a patient's underlying arrhythmia will typically not recur after treatment with the Company's procedures. The Company anticipates that hospital administrators and physicians would justify the use of the Company's products by the attendant cost savings and clinical benefits that the Company believes would be derived from the use of its products. However, there can be no assurance that this will be the case. There can be no assurance that reimbursement for the Company's products will be available in the United States or in international markets under either government or private reimbursement systems, or that physicians will support and advocate reimbursement for procedures using the Company's products. Failure by hospitals and other users of the Company's products to obtain reimbursement from third-party payors, or changes in government and private third-party payors' policies toward reimbursement for procedures employing the Company's products, would have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the Company is unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on the Company.

     Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. The Company anticipates that Congress, state legislatures and the private sector will continue to review and assess alternative health care delivery and payment systems. Potential approaches that have been considered include mandated basic health care benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls and other fundamental changes to the health care delivery system. Legislative debate is expected to continue in the future, and market forces are expected to demand reduced costs. The Company cannot predict what impact the adoption of any federal or state health care reform measures, future private sector reform or market forces may have on its business. See "Risk Factors -- Uncertainty Related to Third-Party Reimbursement."

PRODUCT LIABILITY AND INSURANCE

     The development, manufacture and sale of medical products entail significant risk of product liability claims and product failure claims. The Company has conducted only limited clinical trials and does not yet have, and will not have for a number of years, sufficient clinical data to allow the Company to measure the risk of such claims with respect to its products. The Company faces an inherent business risk of financial exposure to product liability claims in the event that the use of its products results in personal injury or death. The Company also faces the possibility that defects in the design or manufacture of the Company's products might necessitate a product recall. There can be no assurance that the Company will not experience losses due to product liability claims or recalls in the future. The Company currently maintains product liability insurance with coverage limits of $5.0 million per occurrence and $7.0 million annually in the aggregate and there can be no assurance that the coverage limits of the Company's insurance policies will be adequate. In addition, the Company will require increased product liability coverage if any potential products are successfully commercialized. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. Any claims against the Company, regardless of their merit or eventual outcome, could have a material adverse effect upon the Company's business, financial condition and results of operations.

EMPLOYEES

     As of March 31, 1996, the Company had 72 employees, 40 of whom were engaged directly in research, development, regulatory and clinical activities, 22 in manufacturing and quality assurance and 10 in marketing, sales, and administrative positions. No employee of the Company is covered by collective bargaining agreements, and the Company believes that its relationship with its employees is good.

     The Company's ability to operate successfully depends in significant part upon the continued service of certain key scientific, technical, clinical, regulatory and managerial personnel, and its continuing ability to attract and retain additional highly qualified scientific, technical, clinical, regulatory and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain such personnel or that it can attract or retain other highly qualified scientific, technical, clinical, regulatory and managerial personnel in the future, including key sales and marketing personnel. The loss of key personnel or the inability to hire and retain qualified personnel could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence Upon Key Personnel."

FACILITIES

     The Company leases approximately 36,000 square feet in Sunnyvale, California, approximately 6,000 square feet of which is subleased to a third-party on a month to month basis. The facility is leased through October 1998, at which time the Company has an option to extend the lease for an additional five-year term. The Company believes that this facility will be adequate to meet its needs through fiscal 1998.

INVESTIGATORS AND COLLABORATORS

     The Company has established a group of medical investigators and collaborators to consult with the Company's engineers and clinical research staff and to advise the Company on the design and development of its products and on other scientific and medical matters in the areas of the Company's business. The Company's investigators and collaborators include the following cardiologists:

     Martin Borggrefe, M.D., Director, Electrophysiology Laboratory, University of Munster, Munster, Germany.

     William Stevenson, M.D., Associate Professor of Medicine, Co-Director, Cardiac Arrhythmia Service and Clinical Electrophysiology Laboratory, Brigham and Womens Hospital, Boston, Massachusetts.

     J. Marcus Wharton, M.D., Associate Professor of Medicine, Director, Clinical Cardiac Electrophysiology, Duke University Medical Center, Durham, North Carolina.

     Hugh Calkins, M.D., Associate Professor of Medicine, Director of Electrophysiology, Johns Hopkins Hospital, Baltimore, Maryland.

     Andrew Epstein, M.D., Professor of Medicine, University of
Alabama-Birmingham, Birmingham, Alabama.

     Martin Schalij, M.D., Head of Clinical Electrophysiology, Director, Cardiac Catheterization Laboratory, University of Leiden, Netherlands.

     Douglas Packer, M.D., Associate Professor of Medicine, Mayo Foundation/St. Mary's Hospital, Rochester, Minnesota.

     Mark Carlson, M.D., Associate Professor of Medicine, Associate Director, Clinical Cardiac Electrophysiology, University Hospital of Cleveland, Cleveland, Ohio.

     Bernd-Dieter Gonska, M.D., Chief of Cardiology, St. Vincentius Hospital, Karlsruhe, Germany.

     David Wilber, M.D., Professor of Medicine, Director, Clinical Electrophysiology, University of Chicago, Chicago, Illinois.

     Joseph Smith, M.D., Ph.D., Assistant Professor of Medicine, Washington University Hospital, St. Louis, Missouri.

     Melvin Scheinman, M.D., Professor of Medicine, Chief, Cardiac Electrophysiology, University of California San Francisco, San Francisco, California.

     Paul Wang, M.D., Associate Director, Cardiac Electrophysiology and Pacing, New England Medical Center, Boston, Massachusetts.

     Bruce Stambler, M.D., Director, Electrophysiology and Pacing, West Roxbury VA, Boston, Massachusetts.

     Anton Becker, M.D., Professor of Pathology, Head, Department of Cardiovascular Pathology, University of Amsterdam, Amsterdam, The Netherlands.

     Carlo Pappone, M.D., Director, Electrophysiology Laboratory, San Raffaele Hospital, Milan, Italy.

     Michel Haissaguerre, M.D., Joint Chief, Cardiology Services, Regional Center Hospital, Bordeaux, France.

     Yoshito Iesaka, M.D., Department Head, Tsuchiura Kyodo Hospital, Japan.

     Hiroshi Kasanuki, M.D., Department Head, Tokyo Women's Medical College Hospital, Tokyo, Japan.

     The Company has entered into investigator agreements with most of the listed investigators and collaborators. Each of the Company's investigators and collaborators has entered into a confidentiality and non-disclosure agreement with the Company. These investigators and collaborators are generally employed by employers other than the Company and may have commitments to or consulting advisory contracts with other entities that may limit their availability to the Company. Although generally each investigator and collaborator agrees not to perform services for another person or entity which would create a conflict of interest with the individual's services for the Company, there can be no assurance that such conflict will not arise.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND OTHER KEY SCIENTIFIC EMPLOYEES

     The following table sets forth certain information concerning the Directors, executive officers and certain other key scientific employees of the Company.

               NAME                 AGE                         POSITION
- ----------------------------------  ---   -----------------------------------------------------
William N. Starling...............  43    President, Chief Executive Officer and Chairman of
                                          the Board of Directors
Earle L. Canty....................  44    Vice President, Regulatory Affairs and Quality
                                          Assurance
Eric N. Doelling..................  37    Vice President, Manufacturing
David W. Gryska...................  40    Vice President, Finance and Chief Financial Officer
Harold A. Heitzmann, Ph.D. .......  48    Vice President, Catheter Development
Mark L. Pomeranz..................  35    Vice President, Advanced Product Development
Richard E. Riley..................  41    Vice President, Product Development
Donald J. Santel..................  35    Vice President, International Sales and Technical
                                          Marketing
Edward J. Sinclair................  39    Director, Quality Assurance
Carole M. Sykes...................  40    Director, Clinical Research
Annette J. Campbell-White(1)(2)...  49    Director
Thomas J. Fogarty, M.D.(2)........  62    Director
Joseph P. Ilvento, M.D.(1)........  42    Director
Lawrence G. Mohr, Jr.(1)(2).......  51    Vice Chairman of the Board of Directors

- ------------
(1) Member of Audit Committee

(2) Member of Compensation Committee.

     WILLIAM N. STARLING has been a Director of the Company since its inception. Mr. Starling became President and Chief Executive Officer of the Company in January 1992 and Chairman of the Board of Directors in January 1996. Prior to joining the Company, Mr. Starling co-founded and was a director and a vice president of Ventritex, Inc., a medical device company, from 1985 to 1991. From 1982 to 1985, Mr. Starling was the Director of Marketing of Advanced Cardiovascular Systems, a division of Guidant, Inc. Mr. Starling serves on the Board of Visitors of the University of North Carolina at Chapel Hill.

     EARLE L. CANTY has been Vice President, Regulatory Affairs and Quality Assurance of the Company since April 1996. Prior to joining the Company, Mr. Canty was Vice President, Regulatory Affairs and Quality Assurance at Symphonix Devices, Inc., a medical device company, from September 1995 to March 1996. From October 1994 to September 1995, Mr. Canty was the principal of Earle L. Canty Medical Device Regulatory Affairs and Product Assurance Consulting. From 1987 to September 1994, Mr. Canty was the Vice President of Regulatory Affairs and Quality Assurance at Ventritex, Inc., a medical device company.

     ERIC N. DOELLING has been Vice President, Manufacturing of the Company since April 1993. From January 1990 to March 1993, Mr. Doelling was with Spectranetics Corporation, a medical device company, most recently as Vice President of Operations. From 1986 to 1990, Mr. Doelling was with the USCI Division of C.R. Bard, Inc. a medical device company, most recently as Manufacturing Operations Manager.

     DAVID W. GRYSKA has been Vice President, Finance and Chief Financial Officer of the Company since October 1993. From 1982 to September 1993, Mr. Gryska was with Ernst & Young, LLP, as a partner from 1989 to September 1993.

     HAROLD A. HEITZMANN, PH.D. has been Vice President, Catheter Development of the Company since September 1995. From September 1991 to April 1995, Dr. Heitzmann was Director of Engineering at InnerSpace, Inc., a medical device company. From 1983 to September 1991, Dr. Heitzmann held various engineering management positions with Baxter Healthcare Corp., most recently as Director of Advanced Cardiology Projects.

     MARK L. POMERANZ has been Vice President, Advanced Product Development of the Company since May 1995. From October 1991 to May 1995, Mr. Pomeranz was Director of Catheter Engineering of the Company. From 1989 to 1991, Mr. Pomeranz was a Project Manager at Cardiovascular Imaging Systems, Inc., a medical device company. From 1986 to 1989, Mr. Pomeranz held various senior engineering positions with MCM Laboratories, Baxter Healthcare Corp. and Mallinckrodt Interventional Products.

     RICHARD E. RILEY has been Vice President, Product Development of the Company since July 1994. From July 1992 to July 1994, Mr. Riley was Vice President, Software Development of the Company. From 1982 to June 1992, Mr. Riley held various engineering positions, including Project Director with Medtronic, Inc., a medical device company.

     DONALD J. SANTEL has been Vice President, International Sales and Technical Marketing of the Company since January 1995. From January 1992 to January 1995, Mr. Santel was Vice President, Clinical Engineering of the Company. From 1982 to 1991, Mr. Santel was with Medtronic, Inc., a medical device company, most recently as United States Marketing Product Manager.

     EDWARD J. SINCLAIR has been Director, Quality Assurance since October 1994. From 1988 to October 1993, he was with Advanced Cardiovascular Systems, a medical device company, most recently as Manager of Quality Control/Quality Engineering/Metrology.

     CAROLE M. SYKES has been Director, Clinical Research of the Company since November 1994. From December 1992 to October 1994, Ms. Sykes was Manager, Clinical Research of the Company. From February 1992 to December 1992, Ms. Sykes was with Physiometrix, Inc., a medical device company, as Manager of Clinical Affairs. From 1989 to February 1992, she was with Cardiovascular Imaging Systems, Inc., a medical device company, as Manager of Clinical Affairs. From 1986 to 1989, she was with Nellcor, Inc., a medical device company, as Clinical Research Specialist and Manager of Clinical Education Consultants.

     ANNETTE J. CAMPBELL-WHITE has been a member of the Board of Directors of the Company since May 1991. Ms. Campbell-White has been a general partner of MedVenture Associates, a venture capital investment firm, since its formation in 1986. From September 1992 to July 1994 she was a general partner of Paragon Venture Partners, a venture capital investment firm. From January 1990 to January 1993, she was a special limited partner and a venture partner with InterWest Partners IV and US Venture Partners, respectively, both venture capital investment firms. Ms. Campbell-White serves as director of Physiometrix, Inc., ArthroCare Corporation and several privately-held companies.

     DR. THOMAS J. FOGARTY has been a member of the Board of Directors of the Company since May 1991. Dr. Fogarty has been a cardiovascular surgeon and Professor of Surgery at Stanford University Medical Center since July 1993. Dr. Fogarty was a co-founder of Imagyn Medical, Incorporated, Imagyn Corporation, Cardiovascular Imaging Systems, Inc., Aneurx, Inc., Guided Medical Systems, Inc., Raytel Medical Corporation, and Ventritex, Inc., all medical device companies. Dr. Fogarty serves as director of Raytel Medical Corporation, Cardiothoracic Systems, Inc., Physiometrix, Inc. and several privately-held companies.

     DR. JOSEPH P. ILVENTO has been a member of the Board of Directors of the Company since September 1995. Dr. Ilvento is also a Cardiac Electrophysiologist as well as Chairman of the Santa Barbara Cottage Hospital Heart Institute, Medical Director of Cardiac Electrophysiology at Santa Barbara Cottage Hospital, and Director of Electrophysiology at Community Memorial Hospital in Ventura, California.

     LAWRENCE G. MOHR, JR. has been a Director of the Company since May 1991. Mr. Mohr has been a general partner of Mohr Davidow Ventures, a venture capital investment firm, since its formation in 1983. Prior to that Mr. Mohr was a venture capitalist with Hambrecht & Quist Venture Partners.

     Prior to the closing of this offering, the Board will be divided into three classes, as nearly equal in number as possible, with each Director serving a three-year term and one class being elected at each year's annual meeting of stockholders. Ms. Campbell-White will be in the class of directors whose term expires at the 1996 annual meeting of the Company's stockholders. Dr. Ilvento and Dr. Fogarty will be in the class of directors whose term expires at the 1997 annual meeting of the Company's stockholders. Mr. Starling and Mr. Mohr will be in the class of directors whose term expires at the 1998 annual meeting of the Company's stockholders.

At each annual meeting of the Company's stockholders, successors to the class of directors whose term expires a such meeting will be elected to serve or three year terms and until their successors are elected and qualified. Officers of the Company serve at the discretion of the Board of Directors.

DIRECTOR COMPENSATION

     Members of the Company's Board of Directors do not receive compensation for their services as directors. The Company's 1996 Director Option Plan provides that options may be granted to non-employee directors of the Company pursuant to an automatic nondiscretionary grant mechanism. See "Stock Plans -- Director Option Plan."

     In April 1996, the Company entered into a consulting agreement with Dr. Ilvento pursuant to which Dr. Ilvento will provide consulting services to the Company in connection with this offering, including participating in the Company's roadshow presentations to potential investors. In exchange for these services, Dr. Ilvento will receive a lump sum payment of $35,000.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee is responsible for determining salaries, incentives and other forms of compensation for directors, officers and other employees of the Company and administers various incentive compensation and benefit plans. The Compensation Committee consists of directors Campbell-White, Fogarty and Mohr.

EXECUTIVE COMPENSATION

     The following table sets forth in summary form information concerning the compensation awarded to, earned by, or paid for services rendered to the Company in all capacities during the fiscal year ended June 30, 1995, by (i) the Company's Chief Executive Officer and (ii) the Company's next four most highly compensated executive officers whose salary and bonus for such fiscal year exceeded $100,000 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                           LONG-TERM
                                                                                         COMPENSATION
                                                   ANNUAL COMPENSATION                      AWARDS
                                         ---------------------------------------     ---------------------
                                                                       ANNUAL        SECURITIES UNDERLYING
      NAME AND PRINCIPAL POSITION        SALARY($)     BONUS($)     COMPENSATION         OPTIONS(#)(1)
- ---------------------------------------  ---------     --------     ------------     ---------------------
William N. Starling....................  $ 158,269        $--            $--                116,667
  President, Chief Executive Officer
  and Director
Richard E. Riley.......................    130,661        --             --                  33,333
  Vice President, Product Development
David W. Gryska........................    129,231        --             --                  21,667
  Vice President, Finance and Chief
  Financial Officer
Eric N. Doelling.......................    132,061        --             --                  36,666
  Vice President, Manufacturing
Donald J. Santel.......................    112,519        --             --                  10,000
  Vice President, International and
  Technical Marketing

- ------------
(1) These shares are subject to exercise under stock options granted under the Company's stock option plans.

STOCK OPTION GRANTS

     The following table provides information relating to stock options awarded to each of the Named Executive Officers during fiscal 1995. All such options were awarded under the Company's 1991 Stock Plan.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                            POTENTIAL
                                                                                           REALIZABLE
                                                  INDIVIDUAL GRANTS                     VALUE AT ASSUMED
                                -----------------------------------------------------    ANNUAL RATES OF
                                              PERCENT OF                                      STOCK
                                NUMBER OF       TOTAL                                  PRICE APPRECIATION
                                SECURITIES     OPTIONS                                    FOR OPTIONS'
                                UNDERLYING    GRANTED TO     EXERCISE                        TERM(1)
                                 OPTIONS     EMPLOYEES IN    PRICE PER    EXPIRATION   -------------------
             NAME               GRANTED(1)   FISCAL 1995    SHARE(2)(3)     DATE(4)     5%($)     10%($)
- ------------------------------  ----------   ------------   -----------   -----------  --------  ---------
William N. Starling...........    66,667         14.5%         $1.32       07/05/2004   $55,343   $140,250
                                  50,000         10.9           1.50       05/26/2005    47,167    119,531
Richard E. Riley..............    33,333          7.2           1.32       07/05/2004    27,671     70,124
David W. Gryska...............    16,667          3.6           1.32       07/05/2004    13,836     35,063
                                   5,000          1.1           1.32       11/01/2004     4,151     10,519
Eric N. Doelling..............    33,333          7.2           1.32       07/05/2004    27,671     70,124
                                   3,333          0.7           1.50       05/26/2005     3,144      7,968
Donald J. Santel..............    10,000          2.2           1.32       07/05/2004     8,301     21,037

- ------------
(1) Potential realizable value is based on the assumption that the Common Stock of the Company appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the ten year option term. These numbers are calculated based on the requirements promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price growth.

(2) Options were granted at an exercise price equal to the fair market value of the Company's Common Stock, as determined by the Board of Directors on the date of grant.

(3) Exercise price may be paid in cash, check, promissory note, by delivery of already-owned shares of the Company's Common Stock subject to certain conditions, delivery of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale or loan proceeds required to pay the exercise price, a reduction in the amount of any Company liability to an optionee, or any combination of the foregoing methods of payment or such other consideration or method of payment to the extent permitted under applicable law.

(4) Options become exercisable as to 25% of the option shares on the first anniversary of the date of grant and as to 1/48th of the option shares each month thereafter, with full vesting occurring on the fourth anniversary of the date of grant.

                           AGGREGATE OPTION EXERCISES
             IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth certain information regarding the exercise of stock options by the Named Executive Officers during fiscal 1995 and stock options held as of June 30, 1995 by the Named Executive Officers.

                                                          NUMBER OF SECURITIES
                                                         UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                SHARES                         OPTIONS AT              IN-THE-MONEY OPTIONS AT
                              ACQUIRED ON    VALUE          JUNE 30, 1995(#)             JUNE 30, 1995($)(1)
                               EXERCISE     REALIZED   ---------------------------   ---------------------------
            NAME                  (#)         ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
- ----------------------------  -----------   --------   -----------   -------------   -----------   -------------
William N. Starling.........     --         $  --         99,428        157,239      $ 1,535,921    $ 2,346,250
Richard E. Riley............     --            --         54,165         45,835          842,313        692,437
David W. Gryska.............     --            --         32,429         55,905          488,557        838,186
Eric N. Doelling............     --            --         43,818         59,515          669,236        895,093
Donald J. Santel............     --            --         46,110         20,557          722,324        311,948

- ------------
(1) Based upon an assumed initial public offering price of $16.00 per share minus the exercise price.

STOCK PLANS

     Stock Option Plan. The Company's 1991 Stock Plan (the "1991 Plan") was adopted by the Board of Directors and approved by the stockholders in January 1992. A total of 1,887,030 shares of Common Stock has been reserved for issuance under the 1991 Plan. As of March 31, 1996, 358,747 shares of Common Stock had been issued upon the exercise of options granted under the 1991 Plan, options to purchase 1,217,548 shares of Common Stock at a weighted average exercise price of $1.66 share were outstanding and 310,735 shares remain available for future option grants under the 1991 Plan.

     The 1991 Plan provides for grants of incentive stock options to employees (including officers and employee directors) and nonstatutory stock options and stock purchase rights to employees (including officers and employee directors) and consultants of the Company. The purpose of the 1991 Plan is to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentive to employees and consultants to promote the success of the Company's business. The 1991 Plan is administered by the Board of Directors or a committee thereof, which determines the optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability thereof.

     The terms of options granted under the 1991 Plan are stated in the option agreement, provided that the term of an incentive stock option may not exceed 10 years and the term of all incentive stock options and nonstatutory stock options granted to an optionee who, at the time of grant, owns stock representing more than 10% of the Company's outstanding capital stock, may not exceed five years. Options granted under the 1991 Plan generally vest and become exercisable as to 25% of the option shares on the first anniversary of the date of grant and as to 1/48th of the option shares each month thereafter, with full vesting occurring on the fourth anniversary of the date of grant. No option may be transferred by the optionee other than by will or the laws of descent or distribution, and each option may be exercised, during the lifetime of the optionee, only by such optionee. An optionee whose relationship with the Company or any related corporation ceases for any reason (other than by death or total and permanent disability) may exercise options in the three-month period following such cessation, unless such options terminate or expire sooner (or for nonstatutory stock options, later), by their terms. The three-month period is extended to twelve months for terminations due to death or total and permanent disability. In the event of a merger of the Company with or into another corporation, all outstanding options may either by assumed or an equivalent option may be substituted by the surviving entity or, if such options are not assumed or substituted, such options shall become exercisable as to all of the shares subject to the options, including shares as to which they would not otherwise be exercisable. In the event that options become exercisable in lieu of assumption or substitution, the Board of Directors shall notify optionees that all options shall be fully exercisable for a period of 15 days, after which such options shall terminate. The Board of Directors determines the exercise price of options granted under the 1991 Plan at the time of grant, provided that the exercise price of all incentive stock options must be at least equal to the fair market value of the shares on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date. The consideration for exercising any incentive stock option or any nonstatutory stock option may consist of cash, check, promissory note, delivery of already-owned shares of the Company's Common Stock subject to certain conditions, delivery of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale or loan proceeds required to pay the exercise price, a reduction in the amount of any Company liability to an optionee, or any combination of the foregoing methods of payment or such other consideration or method of payment to the extent permitted under applicable law. No incentive stock options may be granted to a participant, which, when aggregated with all other incentive stock options granted to such participant, would have an aggregate fair market value in excess of $100,000 becoming exercisable in any calendar year. No employee may be granted, in any fiscal year of the Company, options to purchase more than 200,000 shares (or 300,000 shares in the case of a new employee's initial employment with the Company). The 1991 Plan will terminate in January 2002, unless sooner terminated by the Board of Directors.

     The Board of Directors may also grant stock purchase rights to employees and consultants under the 1991 Plan. Such grants are made pursuant to a restricted stock purchase agreement with the price to be paid for the shares granted thereunder not being less than 50% of the fair market value per share of the Company's Common Stock. The Company is generally granted a repurchase option exercisable on the voluntary or involuntary termination of the purchaser's employment with the Company for any reason (including death or disability). The repurchase price shall be the original purchase price paid by the purchaser. The repurchase option shall lapse at a rate determined by the Board of Directors. Once the stock purchase right has been exercised, the purchaser shall have the rights equivalent to those of a stockholder.

     In connection with the preparation of this offering, the Company reconsidered whether stock options granted since March 1995 contained a compensatory element which should be recorded in the Company's accounts. Based in part upon the proposed range of the offering price of the Common Stock in this offering, the Company determined that for purposes of computing deferred compensation expense relating to the stock options granted in the last 12 months, it should value the Common Stock in September and October 1995 at $2.25 per share, in December 1995 at $4.50 per share, in January 1996 at $6.38 per share, in February 1996 at $9.90 per share and in March 1996 at $12.38 per share. These valuations resulted in a charge to operations in the nine months ended March 31, 1996 of $22,000 and will result in charges in future periods aggregating a maximum of approximately $192,000 as such stock options vest.

     Employee Stock Purchase Plan. The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in March 1996 and approved by the stockholders in April 1996. A total of 53,000 shares of Common Stock has been reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, is administered by the Board of Directors or by a committee appointed by the Board. Employees (including officers and employee directors of the Company, but excluding 5% stockholders) are eligible to participate if they are customarily employed for at least 20 hours per week and for more than five months in any calendar year. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 15% of an employee's compensation. The Purchase Plan will be implemented in a series of overlapping offering periods, each to be of approximately 24 months duration. The initial offering period under the Purchase Plan will begin on the effective date of this offering and subsequent offering periods will begin on the first trading day on or after May 1 and November 1 of each year. Each participant will be granted an option on the first day of the offering period and such option will be automatically exercised on the last date of each semi-annual period throughout the offering period. If the fair market value of the Common Stock on any purchase date is lower than such fair market value on the start date of that offering period, then all participants in that offering period will be automatically withdrawn from such offering period and re-enrolled in the immediately following offering period. The purchase price of the Common Stock under the Purchase Plan will be equal to 85% of the lesser of the fair market value per share of Common Stock on the start date of the offering period or on the date on which the option is exercised.

Employees may end their participation in an offering period at any time during that period, and participation ends automatically on termination of employment with the Company. In the event of a proposed dissolution or liquidation of the Company, the offering periods terminate immediately prior to the consummation of the proposed action, unless otherwise provided by the Board. In the event of a proposed sale of all or substantially all of the Company's assets or the merger of the Company with or into another corporation, then the offering period in progress will be shortened by setting a new exercise date that is before the sale or merger and the offering period in progress shall end on the new exercise date. Each participant shall be notified at least ten business days prior to the new exercise date, and unless such participant ends his or her participation, the option will be exercised automatically on the new exercise date. The Purchase Plan will terminate in March 2006, unless sooner terminated by the Board of Directors.

     Director Option Plan. The Company's 1996 Director Option Plan (the "Director Plan") was adopted by the Board of Directors in March 1996 and approved by the stockholders of the Company in April 1996. A total of 20,000 shares of Common Stock has been reserved for issuance under the Director Plan. The option grants under the Director Plan are automatic and non-discretionary, and the exercise price of the options is 100% of the fair market value of the Common Stock on the grant date. The Director Plan provides for an initial grant of options to purchase 13,000 shares of Common Stock to each new non-employee director of the Company who is neither affiliated with or nominated by a stockholder that owns one percent or more of the outstanding capital stock of the Company on the later of the effective date of the Director Plan or the date he or she first becomes a director. In addition, each non-employee director will automatically be granted an option to purchase 700 shares of Common Stock at the next meeting of the Board of Directors following the annual meeting of stockholders in each year beginning with the 1996 annual meeting of stockholders, if on such date, such director has served on the Board of Directors for at least the preceding six months. The term of such options is ten years, provided that such options shall terminate three months following the termination of the optionee's status as a director (or twelve months if the termination is due to death or disability). 13,000 share options granted to a director vest at a rate of 25% on the first anniversary of the date of grant and at a rate of 1/48th of the shares per month thereafter. 700 share options granted to a director vest at a rate of 1/8th of the shares subject to the option six months after the date of grant and at a rate of 1/48th of the shares per month thereafter. In the event of a merger of the Company with or into another corporation, all outstanding options may either be assumed or an equivalent option may be substituted by the surviving entity or, if such options are not assumed or substituted, such options shall become exercisable as to all of the shares subject to the options, including shares as to which they would not otherwise be exercisable. In the event that options become exercisable in lieu of assumption or substitution, the Board of Directors shall notify optionees that all options shall be fully exercisable for a period of 30 days, after which such options shall terminate. The Director Plan will terminate in March 2006, unless sooner terminated by the Board of Directors.

     401(k) Plan. Substantially all full-time employees of the Company participate in the Cardiac Pathways 401(k) Plan (the "401(k) Plan"), a plan intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended. Employees may begin to participate in the 401(k) Plan the first of the month following their hire date provided they have reached the age of 18. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the lesser of 15% of eligible compensation or the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions by the Company on behalf of the participants. The Company made matching contributions to certain eligible employees of approximately $1,800 and $4,500 in fiscal 1995 and the nine months ended March 31, 1996, respectively. Contributions by employees or by the Company to the 401(k) Plan, and income earned on plan contributions, are generally not taxable to employees until withdrawn, and contributions by the Company, if any, should be deductible by the Company when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in selected investment options.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

     Messrs. Starling, Riley, Gryska, Canty, Pomeranz, Heitzmann and Doelling have entered into employment agreements with the Company pursuant to which the Company may terminate the employee's employment at any time with or without cause; provided, however, that if employment is terminated with cause, the Company will pay the employee a severance payment in an amount equal to one month of the employee's then-current monthly base salary and if the employee's employment is terminated without cause, the Company will pay the employee a severance payment of an amount equal to six months of the employee's then-current monthly base salary. The agreements, other than Mr. Starling's agreement, also provide that all outstanding stock options held by the employees become immediately exercisable in the event that the employee's employment is terminated without cause or is constructively terminated in connection with a merger, reorganization or sale of substantially all of the assets of the Company in which stockholders of the Company immediately prior to the transaction possess less than fifty percent (50%) of the voting power of the surviving entity (or its parent) immediately after the transaction.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

     The Company has adopted provisions in its Certificate of Incorporation that eliminate to the fullest extent permissible under Delaware law the liability of its directors to the Company for monetary damages. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

     At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

PRIVATE PLACEMENTS OF SECURITIES

     Between July 1, 1992 and March 31, 1996 the Company sold the following shares of its Preferred Stock in private placement transactions: 1,091,666 shares of Series C Preferred Stock at a price of $6.00 per share; 1,270,114 shares of Series D Preferred Stock at a price of $8.70 per share; 190,476 shares of Series E Preferred Stock at a price of $13.125 per share and 673,001 shares of Series F Preferred Stock at a price of $15.00 per share. In connection with such private placement transactions, the Company issued warrants to purchase the following shares of Preferred Stock: 6,667 shares of Series E Preferred Stock at an exercise price of $13.125 per share; and 67,334 shares of Series F Preferred Stock at an exercise price of $13.125 per share.

     The purchasers of Preferred Stock described above included, among others, the following officers, directors and holders of more than five percent of the Company's voting securities:

                                                               SHARES OF PREFERRED STOCK(1)(2)
                                                       -----------------------------------------------
                                                       SERIES C     SERIES D     SERIES E     SERIES F
                                                       --------     --------     --------     --------
DIRECTORS
Thomas J. Fogarty, M.D.(3)...........................        --          --         --             667
ENTITIES AFFILIATED WITH DIRECTORS
MedVenture Associates (Annette J. Campbell-White)....    33,333       5,747         --           4,000
Mohr Davidow Ventures II (Lawrence G. Mohr)..........   208,333          --         --          12,000
OTHER 5% STOCKHOLDERS
Arrow International, Inc.............................        --          --         --         606,667
Delphi BioVentures, L.P. Entities(4).................   208,334          --         --           8,000
Institutional Venture Partners Entities(5)...........   333,333      86,206         --           6,000
Oak Investment Partners Entities(6)..................   150,000          --         --           6,667

- ------------
(1) The purchasers of these securities are entitled to registration rights. See "Description of Capital Stock -- Registration Rights."

(2) Does not include shares of Common Stock issuable upon the exercise of warrants held by such entities issued in connection with the Series F Preferred Stock Financing.

(3) Represents shares held by the Fogarty Family Revocable Trust of which Dr. Fogarty is a trustee.

(4) Includes Delphi BioInvestment, L.P., Delphi BioInvestment II, L.P., Delphi BioVentures, L.P. and Delphi BioVentures II, L.P.

(5) Includes Institutional Venture Management V and Institutional Venture Partners V.

(6) Includes Oak Investment Partners IV, Limited Partnership and Oak IV Affiliates Fund.

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE OFFICERS

     The Company entered into a Consulting Agreement dated June 1, 1995 with Mir
A. Imran, the holder of 8.1% of the Company's outstanding capital stock before this offering, pursuant to which Mr. Imran provides consulting services to the Company for which he is paid a monthly fee of $4,167. Under the terms of the Consulting Agreement, Mr. Imran has assigned to the Company his right, title and interest in and to any discoveries for the application area of cardiac electrophysiology (excluding cardiac pacemakers, defibrillators and leads that are used with these devices). Mr. Imran retains the rights to such discoveries outside the area of cardiac electrophysiology. The Company also holds Mr. Imran's promissory note in the principal amount of $200,000 which was given to the Company in connection with a loan advanced in December 1992. The promissory note bears interest at the rate of 5.68% per annum. All principal and accrued interest under the note is due and payable upon the earliest to occur of (i) May 31, 1997, (ii) the date of termination of the Consulting Agreement, (iii) the effectiveness of an initial public offering of the Company's Common Stock pursuant to a registration statement filed with the Securities and Exchange Commission, or (iv) the effectiveness of a merger or a reorganization of the Company or a sale of substantially all the assets of the Company pursuant to which Mr. Imran receives cash or liquid securities.

     As part of the Company's employment agreement with Earle L. Canty, Vice President, Regulatory Affairs and Quality Assurance, the Company will lend Mr. Canty $385,000 at an annual interest rate of 5.88%. The proceeds of the loan will be used to exercise a stock option granted to Mr. Canty in January 1996. The loan is due upon the sale of the shares, or any portion thereof, underlying the option up to an amount equal to fifty percent (50%) of the proceeds from such sale. The entire outstanding balance of the note is due and payable on the earlier of the termination or cessation of Mr. Canty's employment, or January 2001.

ARROW INTERNATIONAL, INC. RELATIONSHIP

     In June 1995 and December 1995, the Company sold an aggregate of 606,667 shares of its Series F Preferred Stock to Arrow at a price of $15.00 per share for an aggregate purchase price of approximately $9.1 million representing approximately 9.3% of the Company's outstanding capital stock before this offering. In the transaction Arrow also acquired warrants to purchase 7,667 shares of Series F Preferred Stock at an exercise price of $13.125, which expire on the earlier of June 2000 or the closing date of a transaction involving a change of control of the Company. Each share of Series F Preferred Stock will be automatically converted into one share of Common Stock of the Company upon the closing of this offering.

     Arrow has the same right as other preferred stockholders to require the Company to file a registration statement under the Securities Act of 1933, as amended, with respect to any shares of the Company's Common Stock held by Arrow, subject to certain conditions and limitations. See "Description of Capital
Stock -- Registration Rights."

     Arrow also has the exclusive right to distribute the Company's Trio/Ensemble diagnostic catheters in all territories of the world except southern Europe and Japan and the Company's Radii supraventricular tachycardia mapping and ablation catheters and ablation equipment in all countries in the world except the United States, Canada, Japan and southern Europe, Scandinavia and the Benelux countries. As part of a manufacturing agreement, Arrow has the right to manufacture the Radii supraventricular tachycardia mapping and ablation catheter. If Arrow elects to exercise this right, the territory for the distribution of the Radii supraventricular tachycardia mapping and ablation catheters and ablation equipment will expand to include the United States.

     Sales to Arrow under its distributorship accounted for $399,000 for the nine months ended March 31, 1996, representing 37% of the Company's net sales.
                            ------------------------

     The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions, including loans, between the Company and its officers, directors, principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors, and will continue to be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of March 31, 1996 and as adjusted to reflect the sale of the 2,500,000 shares of Common Stock offered hereby: (i) by each person or entity who is known by the Company to own beneficially more than 5% of the Common Stock; (ii) by each director of the Company, (iii) by each of the Named Executive Officers, and (iv) by all directors and executive officers of the Company as a group. Except as otherwise noted, the stockholders named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to applicable community property laws.

                                                           SHARES          PERCENT BENEFICIALLY OWNED(1)
                                                        BENEFICIALLY     ----------------------------------
                   BENEFICIAL OWNER                        OWNED         BEFORE OFFERING     AFTER OFFERING
- ------------------------------------------------------  ------------     ---------------     --------------
Mohr, Davidow Ventures II(2)..........................       860,112           13.0%               9.5%
  (Lawrence G. Mohr)
  3000 Sand Hill Road
  Bldg. 1, Ste. 240
  Menlo Park, CA 94025
Arrow International, Inc.(3)..........................       614,334            9.3                6.8
  P.O. Box 12888
  3000 Bernville Road
  Reading, PA 19612
Entities affiliated with Delphi BioVentures,
  L.P.(4).............................................       546,556            8.3                6.0
  3000 Sand Hill Road
  Bldg. 1, Ste. 135
  Menlo Park, CA 94025
Mir A. Imran..........................................       532,153            8.1                5.8
  c/o Cardiac Pathways Corporation
  995 Benecia Avenue
  Sunnyvale, CA 94086
Entities affiliated with Oak Investment Partners(5)...       485,556            7.4                5.3
  One Gorham Island
  Westport, CT 06880
Entities affiliated with Institutional Venture
  Partners(6).........................................       431,539            6.5                4.7
  3000 Sand Hill Road
  Bldg. 2, Ste. 290
  Menlo Park, CA 94025

St. Paul Venture Capital, Inc.(7).....................       354,827            5.4                3.9
  8500 Normandale Lake Blvd.
  Ste. 1940
  Bloomington, MN 55437
William N. Starling(8)................................       307,499            4.6                3.3
Annette J. Campbell-White(9)..........................       293,746            4.5                3.2
Thomas J. Fogarty, M.D.(10)...........................       245,779            3.7                2.7
Joseph P. Ilvento, M.D.(11)...........................        41,665              *              *
Richard E. Riley(12)..................................        79,165            1.2              *
Eric N. Doelling(13)..................................        67,499            1.0              *
David W. Gryska(14)...................................        55,450              *              *
Donald J. Santel(15)..................................        57,777              *              *
Executive officers and directors as a group
  (12 persons)(16)....................................     2,053,268           29.5               21.7

- ------------
  *  Less than 1%.

 (1) Applicable percentage ownership is based on 6,586,909 shares of Common Stock outstanding as of March 31, 1996, together with applicable options for such stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on factors including voting and investment power with respect to shares, subject to the applicable community property laws. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days after March 31, 1996, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

 (2) Includes 16,667 shares held by Lawrence G. Mohr. Also includes 12,000 shares of Common Stock which may be acquired upon exercise of a warrant exercisable within 60 days of March 31, 1996 held by Mohr, Davidow Ventures
     II. Mr. Mohr is a general partner of Mohr, Davidow Ventures II and disclaims beneficial ownership of the shares held by such entity except to the extent of his proportionate partnership interest therein.

 (3) Includes 7,667 shares of Common Stock which may be acquired upon exercise of a warrant exercisable within 60 days of March 31, 1996.

 (4) Consists of 1,369 shares of Common Stock and 9 shares of Common Stock which may be acquired upon exercise of a warrant exercisable within 60 days of March 31, 1996 held by Delphi BioInvestment, L.P., (ii) 848 shares of Common Stock and 29 shares of Common Stock which may be acquired upon exercise of a warrant exercisable within 60 days of March 31, 1996 held by Delphi BioInvestment II, L.P., (iii) 385,753 shares of Common Stock and 2,391 shares of Common Stock which may acquired upon exercise of a warrant exercisable within 60 days of March 31, 1996 held by Delphi BioVentures, L.P. and (iv) 150,586 shares of Common Stock and 5,571 shares of Common stock which may be acquired upon exercise of a warrant exercisable within 60 days of March 31, 1996 held by Delphi BioVentures II, L.P.

 (5) Consists of (i) 458,009 shares of Common Stock and 6,376 shares of Common Stock which may be acquired upon exercise of a warrant exercisable within 60 days of March 31, 1996 held by Oak Investment Partners IV and (ii) 20,880 shares of Common Stock and 291 shares of Common Stock which may be acquired upon exercise of a warrant exercisable within 60 days of March 31, 1996 held by Oak IV Affiliates Fund.

 (6) Consists of (i) 6,843 shares of Common Stock and 120 shares of Common Stock which may be acquired upon exercise of a warrant exercisable within 60 days of March 31, 1996 held by Institutional Venture Management V and (ii) 418,696 shares of Common Stock and 5,880 of Common Stock which may be acquired upon exercise of a warrant exercisable within 60 days of March 31, 1996 held by Institutional Venture Partners V.

 (7) St. Paul Venture Capital, Inc. is a wholly owned subsidiary of St. Paul Fire and Marine Insurance Company, which is the holder of record. Includes 5,000 shares of Common Stock which may be acquired upon exercise of a warrant exercisable within 60 days of March 31, 1996.

 (8) Consists of 151,111 shares of Common Stock held by the Starling Family Trust, 8,867 shares of Common Stock held by the Starling Irrevocable Trust and 147,521 shares of Common Stock which may be acquired upon exercise of stock options exercisable within 60 days of March 31, 1996. Mr. Starling holds voting and dispositive control over all of such shares.

 (9) Consists of 289,746 shares of Common Stock and 4,000 of Common Stock which may be acquired upon exercise of a warrant exercisable within 60 days of March 31, 1996 held by MedVenture Associates. Ms. Campbell-White is a general partner of MedVenture Associates and disclaims beneficial ownership of the shares held by such entity except to the extent of her proportionate partnership interest therein.

(10) Includes 185,112 shares of Common Stock and 667 shares of Common Stock which may be acquired upon exercise of a warrant exercisable within 60 days of March 31, 1996 held by the Fogarty Family Revocable Trust, over which Dr. Fogarty holds voting and dispositive control.

(11) Includes 1,388 shares of Common Stock which may be acquired upon exercise of stock options exercisable within 60 days of March 31, 1996.

(12) Includes 51,665 shares of Common Stock which may be acquired upon exercise of stock options exercisable within 60 days of March 31, 1996.

(13) Includes 50,832 shares of Common Stock which may be acquired upon exercise of stock options exercisable within 60 days of March 31, 1996.

(14) Includes 46,450 shares of Common Stock which may be acquired upon exercise of stock options exercisable within 60 days of March 31, 1996.

(15) Includes 34,444 shares of Common Stock which may be acquired upon exercise of stock options exercisable within 60 days of March 31, 1996.

(16) Includes 350,547 and 16,667 shares of Common Stock which may be acquired upon exercise of stock options and warrants, respectively, exercisable within 60 days of March 31, 1996.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon the closing of this offering, the Company will be authorized to issue 30,000,000 shares of Common Stock, $.001 par value, and 5,000,000 shares of undesignated Preferred Stock, $.001 par value.

     The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate of Incorporation and the Bylaws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law. The Certificate of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring, or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Board of Directors.

COMMON STOCK

     As of March 31, 1996, there were 6,586,909 shares of Common Stock outstanding held of record by approximately 110 stockholders.

     The issued and outstanding shares of Common Stock are, and the shares of Common Stock being offered by the Company hereby will be upon payment therefor, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Preferred Stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. The shares of Common Stock are neither redeemable nor convertible and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any Preferred Stock then outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders and has cumulative voting rights with respect to the election of directors.

WARRANTS

     As of March 31, 1996, there were outstanding warrants to purchase an aggregate of 19,999 shares of Common Stock at an exercise price of $8.70 per share, an aggregate of 76,972 shares of Common Stock at an exercise price of $13.125 per share and an aggregate of 11,000 shares of Common Stock at $15.00 per share. Such warrants expire on the date five years from the date of this Prospectus.

CONVERTIBLE PROMISSORY NOTE

     As of March 31, 1996, there was outstanding a convertible promissory note in the amount of $4,500,000. The note bears interest at the prime rate (8.25% at March 31, 1996) and all principal and accrued interest on the note are due upon the earlier of (i) the closing of a follow-on public offering subsequent to this offering in which the net proceeds to the Company exceed $5.0 million, (ii) 45 days after the end of any fiscal quarter in which the Company's positive cash flow from operating activities exceeds $500,000, or (iii) June 27, 1999. Accordingly, the note and accrued interest will not be payable upon the closing of this offering. In addition, the principal and all accrued interest on the note become immediately due and payable upon the closing of a merger, reorganization or sale of all or substantially all of the assets of the Company. The principal and accrued interest on the note are convertible into shares of Common Stock at a rate equal to $18.00 per share until June 23, 1996. There are no further conversion rights related to the note and accrued interest after June 23, 1996. As of March 31, 1996, the note was convertible into 287,810 shares of Common Stock.

PREFERRED STOCK

     Effective upon the closing of this offering, the Company will be authorized to issue 5,000,000 shares of undesignated Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by the Company's stockholders. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the market price of the Common Stock, and the voting and other rights of the holders of Common Stock. The Company has no current plans to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

     The Certificate of Incorporation provides for the Board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the Board will be elected each year. See "Management." The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the Board until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company and could increase the likelihood that incumbent directors will retain their positions. The Certificate of Incorporation provides that directors may be removed (i) with cause by the affirmative vote of the holders of at least a majority of the voting power of all of the outstanding shares of voting stock or
(ii) without cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the voting stock.

     The Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Certificate of Incorporation and the Bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board of Directors, by the chief executive officer of the Company, or by stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

     The Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders of the Company, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Company's Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the Bylaws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

     The Certificate of Incorporation provides that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal certain of its provisions. This requirement of a super-majority vote to approve amendments to the Certificate of Incorporation could enable a minority of the Company's stockholders to exercise veto power over any such amendments.

CERTAIN PROVISIONS OF DELAWARE LAW

     Following the consummation of this offering, the Company will be subject to the "Business Combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) the transaction is approved by the Board of Directors prior to the date the interested stockholder obtained such status, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by
(a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" is defined to include mergers, asset sales and other transactions resulting in a financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

REGISTRATION RIGHTS

     The holders of approximately 5,456,369 shares of Common Stock and rights to acquire 395,781 shares of Common Stock, as of March 31, 1996, and their permitted transferees (the "Holders") are entitled to certain rights with respect to the registration of such shares ("Registrable Securities") under the Securities Act. Under the terms of an agreement between the Company and the Holders, the holders of at least 33 1/3% of the Registrable Securities may require, on two occasions after 180 days from the effective date of this offering, that the Company use its best efforts to register the Registrable Securities for public resale. In addition, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, the Holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. The holders of Registrable Securities may also require the Company on no more than three occasions to register all or a portion of their Registrable Securities on Form S-3 under the Securities Act when use of such form becomes available to the Company. All such registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares to be included in such registration. If such holders, by exercising their demand registration rights, cause a large number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. If the Company were to initiate a registration and include shares held by such holders pursuant to the exercise of their piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise capital.

TRANSFER AGENT

     The transfer agent for the Common Stock is Norwest Bank Minnesota, N.A. Its telephone number is (800) 468-9716.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for the Common Stock of the Company. Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock prevailing from time to time.

     Upon completion of this offering, the Company will have approximately 9,086,909 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option.) Of these shares, the 2,500,000 shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by an existing "affiliate" of the Company, as that term is defined by the Securities Act (an "Affiliate"), which shares will be subject to the resale limitations of Rule 144 promulgated under the Act. The remaining 6,586,909 shares outstanding on the date of this Prospectus will be "restricted securities" as defined in Rule 144. All officers, directors and certain other stockholders of the Company have agreed not to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated. As a result of these contractual restrictions and the provisions of Rules 144(k), 144 and 701, the restricted shares will be available for sale in the public market as follows: (i) no shares will be eligible for immediate sale on the date of this Prospectus, (ii) approximately 5,900,574 shares will be eligible for sale 180 days after the date of this Prospectus upon expiration of lock-up agreements and (iii) approximately 686,335 shares will be eligible for sale at various times thereafter.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least two years (including the holding period of any prior owner except for an affiliate of the Company) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 91,000 shares immediately after this offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years (including the holding period of any prior owner except for an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Subject to the contractual restrictions described above, "144(k) shares" may therefore be sold immediately upon the completion of this offering.

     Subject to certain limitations on the aggregate offering price of a transaction and other conditions, employees, directors, officers, consultants or advisors may rely on Rule 701 with respect to the resale of securities originally purchased from the Company prior to the date the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options (including exercises after the date of this Prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this Prospectus, may be sold by persons other than Affiliates subject only to the manner of sale provisions of Rule 144 and by Affiliates under Rule 144 without compliance with its two-year minimum holding period requirements.

     At March 31, 1996, options to purchase 1,217,548 shares of Common Stock were outstanding. Shortly after this offering, the Company intends to file a registration statement on Form S-8 under the Securities Act covering shares of Common Stock reserved for issuance under the Company's stock plans. See "Management -- Stock Plans." As a result of that registration statement and the lapse of the lock-up agreements described above, approximately 741,813 shares issuable upon the exercise of vested stock options will be eligible for sale in the public market, subject to Rule 144 volume limitations applicable to Affiliates, 180 days following the date of this Prospectus, assuming all of such options are exercised. In addition, holders of warrants exercisable for an aggregate of 107,971 shares of Common Stock have entered into lock-up agreements and all of such shares will be eligible for sale 180 days after the date of this Prospectus upon the exercise of such warrants.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Company has agreed to sell 2,500,000 shares of the Company's Common Stock and the Underwriters named below, for whom Morgan Stanley & Co. Incorporated and Cowen & Company are serving as Representatives, have severally agreed to purchase, the respective number of shares of Common Stock set forth opposite their names below:

                                                                                NUMBER OF
                                       NAME                                      SHARES
    --------------------------------------------------------------------------  ---------
    Morgan Stanley & Co. Incorporated.........................................
    Cowen & Company...........................................................

                                                                                ---------
              Total...........................................................  2,500,000
                                                                                =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than the shares covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters propose to offer part of the shares directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of
$          per share. Any Underwriter may allow, and such dealers may reallow, a
concession not in excess of $          per share to other Underwriters or to
certain other dealers.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock at the initial public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered hereby to the Underwriters.

     The Representatives of the Underwriters have informed the Company that the Underwriters do not intend to confirm sales in excess of five percent of the number of shares of Common Stock offered hereby to accounts over which they exercise discretionary authority.

     The Company has agreed that, without the prior written consent of Morgan Stanely & Co. Incorporated, it will not offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock, for a period of 180 days after the date of this Prospectus, other than any shares of Common Stock issued upon the exercise of an option or warrant. See "Shares Eligible for Future Sale" for a description of certain arrangements by which all officers and directors and substantially all stockholders of the Company have agreed not to sell or otherwise dispose of the Common Stock or convertible securities of the Company held by them for 180 days after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated.

PRICING OF THE OFFERING

     Prior to this offering, there has been no public market for the Common Stock of the Company. The initial public offering price for the Common Stock will be determined by negotiations between the Company and the Representatives of the Underwriters. Among the factors to be considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, sales, earnings and certain other financial and operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Preliminary Prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Cooley Godward Castro Huddleson & Tatum, Palo Alto, California. As of the date of this Prospectus, certain members and investment partnerships of Wilson Sonsini Goodrich & Rosati, P.C., beneficially own 18,889 shares of the Common Stock.

                                    EXPERTS

     The consolidated financial statements and schedule of Cardiac Pathways Corporation at June 30, 1994 and 1995, and March 31, 1996 and for each of the three years in the period ended June 30, 1995 and for the nine months ended March 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The statements in this Prospectus under the captions "Risk
Factors -- Dependence on Patents and Proprietary and Licensed Technology" and "Business -- Patents and Proprietary Rights" have been reviewed and approved by Limbach & Limbach, special intellectual property counsel to the Company, as experts in such matters, and are included herein in reliance upon such review and approval.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. Copies of the Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Ernst & Young LLP, Independent Auditors.....................................  F-2
Consolidated Balance Sheets as of June 30, 1994 and 1995 and March 31, 1996...........  F-3
Consolidated Statements of Operations for the years ended June 30, 1993, 1994 and 1995 and the nine months ended March 31, 1995 (unaudited) and 1996.......................  F-4
Consolidated Statements of Stockholders' Equity for the years ended June 30, 1993,
  1994 and 1995 and the nine months ended March 31, 1996..............................  F-5
Consolidated Statements of Cash Flows for the years ended June 30, 1993, 1994 and 1995 and the nine months ended March 31, 1995 (unaudited) and 1996.......................  F-6
Notes to Consolidated Financial Statements............................................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Cardiac Pathways Corporation

     We have audited the accompanying consolidated balance sheets of Cardiac Pathways Corporation as of June 30, 1994 and 1995 and as of March 31, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1995 and for the nine months ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cardiac Pathways Corporation at June 30, 1994 and 1995 and at March 31, 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1995 and for the nine months ended March 31, 1996, in conformity with generally accepted accounting principles.

                                                          /s/  ERNST & YOUNG LLP



San Jose, California
April 11, 1996,
except for the second paragraph
of Note 14 as to which
the date is June 5, 1996

                          CARDIAC PATHWAYS CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                               JUNE 30,
                                                      --------------------------   MARCH 31,
                                                          1994          1995          1996
                                                      ------------  ------------  ------------    PRO FORMA
                                                                                                      AT
                                                                                                  MARCH 31,
                                                                                                     1996
                                                                                                 ------------
                                                                                                   (NOTE 1)
                                                                                                 (UNAUDITED)
                                                   ASSETS
Current assets:
  Cash and cash equivalents.......................... $  6,555,426  $  5,372,945  $  5,763,799   $  5,821,799
  Short-term investments.............................    9,263,803     6,279,361     6,721,101      6,721,101
  Accounts receivable, net of allowance for doubtful
    accounts of $9,500 at June 30, 1995 and March 31,
    1996.............................................      --             50,871       188,155        188,155
  Receivable from related party......................       15,000       135,800        13,162         13,162
  Inventories........................................      --            211,693       213,299        213,299
  Prepaid expenses...................................      114,743       141,073       128,114        128,114
  Other current assets...............................      156,372       160,955       138,581        138,581
                                                      ------------  ------------  ------------   ------------
         Total current assets........................   16,105,344    12,352,698    13,166,211     13,224,211
Property and equipment, net..........................    1,427,199     2,508,125     2,300,589      2,300,589
Notes receivable from related parties................      200,000        221334       216,334        216,334
Deposits and other assets............................       44,591        56,972       136,923        136,923
                                                      ------------  ------------  ------------   ------------
                                                      $ 17,777,134  $ 15,139,129  $ 15,820,057   $ 15,878,057
                                                      ============  ============  ============   ============
                                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................... $    509,455  $    579,597  $    396,133   $    396,133
  Accrued compensation and related benefits..........      210,619        98,655       248,944        248,944
  Other accrued expenses.............................      332,424       481,355       369,595        369,595
  Current obligations under capital leases...........      191,973       561,379       604,025        604,025
                                                      ------------  ------------  ------------   ------------
         Total current liabilities...................    1,244,471     1,720,986     1,618,697      1,618,697
Long-term obligations under capital leases...........      550,080     1,102,996       644,494        644,494
Deferred royalty income..............................      --            --          3,000,000      3,000,000
Note payable.........................................    4,500,000     4,500,000     4,500,000      4,500,000
Interest payable.....................................      --            374,765       680,577        680,577
Commitments
Stockholders' equity:
  Preferred stock, $.001 par value; no shares
    authorized, issued and outstanding at June 30,
    1994 and 1995 and March 31, 1996; 5,000,000
    shares authorized and none outstanding pro
    forma............................................      --            --            --             --
  Convertible preferred stock, $.001 par value;
    issuable in series, 6,122,666 shares authorized;
    aggregate liquidation preferences of $29,634,997
    at June 30, 1995 and $34,135,952 at March 31,
    1996; 4,776,701 shares
    issued and outstanding at June 30, 1994,
    5,149,702 at June 30, 1995, 5,449,702 at March
    31, 1996 and none pro forma......................        4,777         5,150         5,450        --
  Common stock, $.001 par value; 30,000,000 shares
    authorized; 833,571 shares issued and outstanding
    at June 30, 1994, 925,185 at June 30, 1995,
    1,130,540 at March 31, 1996 and 6,586,909 pro
    forma............................................          834           925         1,130          6,587
  Additional paid in capital.........................   23,501,503    29,129,381    33,976,696     34,034,689
  Receivables from stockholders......................      --            (11,000)      (21,000)       (21,000)
  Accumulated deficit................................  (12,024,531)  (21,684,074)  (28,416,263)   (28,416,263)
  Deferred compensation..............................      --            --           (169,724)      (169,724)
                                                      ------------  ------------  ------------   ------------
         Total stockholders' equity.................. $ 11,482,583  $  7,440,382  $  5,376,289   $  5,434,289
                                                      ------------  ------------  ------------   ------------
                                                      $ 17,777,134  $ 15,139,129  $ 15,820,057   $ 15,878,057
                                                      ============  ============  ============   ============

                See Notes to Consolidated Financial Statements.

                          CARDIAC PATHWAYS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                   NINE MONTHS
                                                                                      ENDED
                                            YEAR ENDED JUNE 30,                     MARCH 31,
                                  ---------------------------------------   -------------------------
                                     1993          1994          1995                        1996
                                  -----------   -----------   -----------      1995       -----------
                                                                            -----------
                                                                            (UNAUDITED)
Net sales.......................  $   --        $   --        $   115,316   $    92,479   $ 1,078,977
Operating expenses:
  Manufacturing start-up and
     cost of goods sold.........      202,393     1,432,273     2,519,785     2,015,720     1,698,478
  Research and development......    2,493,970     5,102,532     5,666,176     4,189,963     4,804,762
  Selling, general and
     administrative.............    1,021,209     1,152,381     1,745,556     1,378,622     1,342,614
                                  -----------   -----------   -----------   -----------   -----------
          Total operating
            expenses............    3,717,572     7,687,186     9,931,517     7,584,305     7,845,854
                                  -----------   -----------   -----------   -----------   -----------
Loss from operations............   (3,717,572)   (7,687,186)   (9,816,201)   (7,491,826)   (6,766,877)
Other income (expense):
  Interest income...............      232,121       296,369       543,073       437,384       466,677
  Interest expense..............      --            (41,319)     (495,450)     (356,727)     (445,617)
  Other, net....................      --              2,290       109,035        71,071        13,628
                                  -----------   -----------   -----------   -----------   -----------
          Total other income
            (expense)...........      232,121       257,340       156,658       151,728        34,688
                                  -----------   -----------   -----------   -----------   -----------
Net loss........................  $(3,485,451)  $(7,429,846)  $(9,659,543)  $(7,340,098)  $(6,732,189)
                                  ===========   ===========   ===========   ===========   ===========
Pro forma net loss per share....                              $     (1.39)                $     (0.97)
                                                              ===========                 ===========
Shares used in computing pro
  forma net loss per share......                                6,959,000                   6,975,000
                                                              ===========                 ===========

                See Notes to Consolidated Financial Statements.

                          CARDIAC PATHWAYS CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                    PREFERRED STOCK     COMMON STOCK                      RECEIVABLES                                   TOTAL
                   -----------------  -----------------    ADDITIONAL         FROM      ACCUMULATED     DEFERRED    STOCKHOLDERS'
                     SHARES   AMOUNT   SHARES    AMOUNT  PAID IN CAPITAL  STOCKHOLDERS    DEFICIT     COMPENSATION     EQUITY
                   ---------- ------  ---------  ------  ---------------  ------------  ------------  ------------  -------------
Balance at July 1,
 1992.............  2,217,778 $2,218    770,571  $ 771     $ 3,884,209      $ --        $ (1,109,234)  $  --         $ 2,777,964
Issuance of Series
  C convertible
  preferred stock,
  less $23,263
  in issuance
  costs...........  1,091,666 1,092      --       --         6,525,645        --             --           --           6,526,737
Exercise of
  warrant to
  purchase Series
  A convertible
  preferred
  stock...........      6,667     7      --       --             4,993        --             --           --               5,000
Exercise of
  options to
  purchase common
  stock...........     --      --         6,944      7           1,555        --             --           --               1,562
Net loss..........     --      --        --       --          --              --          (3,485,451)     --          (3,485,451)
                    --------- ------  ---------  ------    -----------      --------    ------------    ---------     ----------
Balance at June
  30, 1993........  3,316,111 3,317     777,515    778      10,416,402        --          (4,594,685)     --           5,825,812
Issuance of Series
  D convertible
  preferred stock,
  less $455,985
  in issuance
  costs...........  1,270,114 1,270      --       --        10,592,742        --             --           --          10,594,012
Issuance of Series
  E convertible
  preferred stock,
  less $60,236
  in issuance
  costs...........    190,476   190      --       --         2,439,572        --             --           --           2,439,762
Issuance of Series
  D preferred
  stock
  warrants........     --      --        --       --            34,799        --             --           --              34,799
Exercise of
  options to
  purchase common
  stock...........     --      --        56,056     56          17,988        --             --           --              18,044
Net loss..........     --      --        --       --          --              --          (7,429,846)     --          (7,429,846)
                    --------- ------  ---------  ------    -----------      --------    ------------    ---------     ----------
Balance at June
  30, 1994........  4,776,701 4,777     833,571    834      23,501,503        --         (12,024,531)     --          11,482,583
Issuance of Series
  F convertible
  preferred stock,
  less $38,257
  in issuance
  costs...........    373,001   373      --       --         5,556,370        --             --           --           5,556,743
Issuance of Series
  E preferred
  stock
  warrants........     --      --        --       --             7,799        --             --           --               7,799
Issuance of common
  stock for
  technology and
  services........     --      --         7,333      7          10,273        --             --           --              10,280
Issuance of
  nonqualified
  stock options
  for services....     --      --        --       --            11,623        --             --           --              11,623
Exercise of
  options to
  purchase common
  stock...........     --      --        84,281     84          41,813       (11,000)        --           --              30,897
Net loss..........     --      --        --       --          --              --          (9,659,543)     --          (9,659,543)
                    --------- ------  ---------  ------    -----------      --------    ------------    ---------     ----------
Balance at June
  30, 1995........  5,149,702 5,150     925,185    925      29,129,381       (11,000)    (21,684,074)     --           7,440,382
Issuance of Series
  F convertible
  preferred stock,
  less $997 in
  issuance
  costs...........    300,000   300      --       --         4,498,702        --             --           --           4,499,002
Issuance of Series
  F preferred
  stock
  warrants........     --      --        --       --            33,000        --             --           --              33,000
Issuance of
  nonqualified
  stock options
  for services....     --      --        --       --            21,131        --             --           --              21,131
Exercise of
  options to
  purchase common
  stock...........     --      --       205,355    205         102,717       (10,000)        --           --              92,922
Deferred
  compensation....     --      --        --       --           191,765        --             --          (191,765)       --
Amortization of
  deferred
  compensation....     --      --        --       --          --              --             --            22,041         22,041
Net loss..........     --      --        --       --          --              --          (6,732,189)     --          (6,732,189)
                    --------- ------  ---------  ------    -----------      --------    ------------    ---------     ----------
Balance at March
  31, 1996........  5,449,702 $5,450  1,130,540  $1,130    $33,976,696      $(21,000)   $(28,416,263)  $ (169,724)   $ 5,376,289
                    ========= ======  =========  ======    ===========      ========    ============    =========     ==========

                See Notes to Consolidated Financial Statements.

                          CARDIAC PATHWAYS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                    NINE MONTHS ENDED
                                                              YEAR ENDED JUNE 30,                       MARCH 31,
                                                   -----------------------------------------    --------------------------
                                                      1993           1994           1995                          1996
                                                   -----------   ------------   ------------       1995        -----------
                                                                                                -----------
                                                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss........................................ $(3,485,451)  $ (7,429,846)  $ (9,659,543)   $(7,340,098)   $(6,732,189)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Depreciation and amortization.................     128,147        257,285        579,671        339,312        593,068
    Amortization of deferred compensation.........     --             --             --             --              22,041
    Loss on disposal of property and equipment....       2,352         24,224        --             --              12,860
    Issuance of preferred stock warrants..........     --              34,799          7,799        --              33,000
    Issuance of nonqualified stock options for
      services....................................     --             --              11,623        --              21,131
    Issuance of common stock for technology and
      services....................................     --             --              10,280          5,280        --
Changes in operating assets and liabilities:
  Accounts receivable.............................     --             --             (50,871)       (88,434)      (137,284)
  Receivable from related party...................     --             (15,000)      (120,800)       (64,284)       122,638
  Inventories.....................................     --             --            (211,693)      (259,250)        (1,606)
  Prepaid expenses................................     (51,104)      (114,743)       (26,330)        30,180         12,959
  Other current assets............................      (7,276)       (89,685)        (4,583)        12,116         22,374
  Accounts payable................................      27,276        423,774         70,142       (133,326)      (183,464)
  Accrued compensation and related benefits.......     115,722        159,677       (111,964)       (12,197)       150,289
  Other accrued expenses..........................     172,747         82,983        148,931         57,251       (111,760)
  Interest payable................................     --             --             374,765        280,285        305,812
  Deferred royalty income.........................     --             --             --             --           3,000,000
                                                       -------       --------       --------        -------        -------
Net cash used in operating activities.............  (3,097,587)    (6,666,532)    (8,982,573)    (7,173,165)    (2,870,131)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments................  (1,984,482)   (21,322,869)   (11,920,680)    (9,222,388)    (4,019,731)
Maturities of short-term investments..............     --          14,043,548     14,905,122     11,586,951      3,577,991
Purchase of property and equipment................    (347,063)      (439,927)      (341,533)      (125,378)      (398,392)
Proceeds from sale of equipment...................     --              11,291        --             --             --
(Increase) decrease in notes receivable...........    (200,000)       --             (21,334)       (28,574)         5,000
(Increase) decrease in deposits and other
  assets..........................................     (15,173)       (17,718)       (12,381)           590        (79,951)
                                                       -------       --------       --------        -------        -------
Net cash provided by (used in) investing
  activities......................................  (2,546,718)    (7,725,675)     2,609,194      2,211,201       (915,083)
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments under capital lease
  obligations.....................................     --             (94,620)      (396,742)      (243,518)      (415,856)
Proceeds from sale of preferred stock.............   6,531,737     13,033,774      5,556,743        --           4,499,002
Proceeds from note payable........................     --           4,500,000        --             --             --
Proceeds from sale of common stock................       1,562         18,044         41,897         18,562        102,922
Notes receivable from stockholders................     --             --             (11,000)       --             (10,000)
                                                       -------       --------       --------        -------        -------
Net cash provided by (used in) financing
  activities......................................   6,533,299     17,457,198      5,190,898       (224,956)     4,176,068
                                                       -------       --------       --------        -------        -------
Net increase (decrease) in cash and cash
  equivalents.....................................     888,994      3,064,991     (1,182,481)    (5,186,920)       390,854
Cash and cash equivalents at beginning of
  period..........................................   2,601,441      3,490,435      6,555,426      6,555,426      5,372,945
                                                       -------       --------       --------        -------        -------
Cash and cash equivalents at end of period........ $ 3,490,435   $  6,555,426   $  5,372,945    $ 1,368,506    $ 5,763,799
                                                       =======       ========       ========        =======        =======

                See Notes to Consolidated Financial Statements.

                          CARDIAC PATHWAYS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996

      (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1995 IS UNAUDITED)

1.  NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

     Cardiac Pathways Corporation (the Company), was incorporated on April 24, 1991. The Company designs, develops and manufactures minimally invasive systems to diagnose and treat cardiac tachyarrhythmias.

     In the course of its operations, the Company has sustained continuing losses and expects such losses to continue. The Company plans to continue to finance its operations with a combination of the proceeds of the initial public offering (IPO) currently being pursued (see Note 14) and, in the longer term, income from operations. In the event the initial public offering currently being pursued does not occur, the Company has received commitments from certain existing stockholders to provide sufficient additional financing to sustain the Company's operations at least through June 1997.

Basis of Presentation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Cardiac Pathways B.V. and Cardiac Pathways S.A. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Interim Financial Information

     The accompanying interim consolidated statements of operations and cash flows for the nine months ended March 31, 1995 are unaudited but include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the operating results and cash flows for that period. The results of operations for the nine months ended March 31, 1996 are not necessarily indicative of the results for the entire year.

Fair Value of Financial Instruments

     The carrying amounts reported in the balance sheet for cash and cash equivalents and short-term investments approximate fair value. The fair value of short-term investments is based on quoted market prices.

     The carrying amount of the Company's note payable approximates its fair value. The fair value of the Company's note payable is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

Concentrations of Credit Risk

     The Company is potentially subject to concentrations of credit risk with respect to its cash investments and trade accounts receivable. The Company invests its excess cash in a diversified portfolio of investment grade interest bearing instruments. The Company is exposed to credit risk in the event of default by the financial institutions or issuers of investments only to the extent recorded on the balance sheet. To date, the Company has not experienced any losses on its investments.

                          CARDIAC PATHWAYS CORPORATION

     The Company sells its products to distributors primarily in the United States, Japan and Europe. The Company does not require collateral and maintains reserves for estimated credit losses. To date, such losses have been within management's expectations and have not been significant.

Cash, Cash Equivalents and Short-term Investments

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. All other liquid investments are classified as short-term investments and consist primarily of U.S. government agency instruments, corporate obligations and foreign money market instruments.

     Management currently classifies the Company's investment portfolio as held-to-maturity and available-for-sale. Available-for-sale securities are carried at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. To date, the Company has not experienced any significant unrealized gains or losses on available-for-sale securities, and accordingly, no adjustments have been made to stockholders' equity.

     The cost of held-to-maturity securities is adjusted for the amortization of premiums and the accretion of discounts to maturity. Such amortization of premiums and accretion of discounts are included in interest income. At June 30, 1995 and March 31, 1996, these securities were valued at amortized cost, which approximates fair value.

     The following is a summary of held-to-maturity and available-for-sale securities at June 30, 1995:

                                                                GROSS        GROSS
                                                 AMORTIZED    UNREALIZED   UNREALIZED   ESTIMATED
                    DESCRIPTION                     COST        GAINS        LOSSES     FAIR VALUE
    -------------------------------------------  ----------   ----------   ----------   ----------
    Held-to-maturity:
      U.S. government agency...................  $  528,403     $1,954     $   --       $  530,357
      U.S. corporate bonds.....................   3,750,958      7,741         --        3,758,699
    Available-for-sale:
      Foreign money market.....................   2,000,000      --            --        2,000,000
                                                 ----------     ------           ----   ----------
                                                 $6,279,361     $9,695     $   --       $6,289,056
                                                 ==========     ======           ====   ==========

     During the year ended June 30, 1995 the Company purchased approximately $9,921,000 and $2,000,000 of held-to-maturity and available-for-sale securities, respectively. Maturities of held-to-maturity securities were approximately $14,305,000, and sales of available-for-sale securities were approximately $600,000 during the same period. There were no realized gains or losses during the year ended June 30, 1995. The cost of securities sold is based on the specific identification method.

     The following is a summary of held-to-maturity and available-for-sale securities at March 31, 1996:

                                                                GROSS        GROSS
                                                 AMORTIZED    UNREALIZED   UNREALIZED   ESTIMATED
                    DESCRIPTION                     COST        GAINS        LOSSES     FAIR VALUE
    -------------------------------------------  ----------   ----------   ----------   ----------
    Held-to-maturity:
      U.S. government agency...................  $1,998,587     $--         $   (777)   $1,997,810
      U.S. corporate bonds.....................   2,722,514      2,335        (3,222)    2,721,627
    Available-for-sale:
      Foreign money market.....................   2,000,000      --           --         2,000,000
                                                 ----------     ------          ----    ----------
                                                 $6,721,101     $2,335      $ (3,999)   $6,719,437
                                                 ==========     ======          ====    ==========

                          CARDIAC PATHWAYS CORPORATION

     During the nine months ended March 31, 1996 the Company purchased approximately $4,020,000 of held-to-maturity securities and no available-for-sale securities. Maturities of held-to-maturity securities were approximately $3,578,000, and there were no sales or maturities of available-for-sale securities during the same period. There were no realized gains or losses during the nine months ended March 31, 1996. Held-to-maturity securities at March 31, 1996 mature at various dates through January 1997.

Inventory

     Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market and consist of the following:

                                                            JUNE 30,
                                                         ---------------
                                                         1994     1995     MARCH 31, 1996
                                                         ----   --------   --------------
        Raw materials..................................  $--    $124,341      $143,723
        Finished goods.................................   --      87,352        69,576
                                                         -----  --------
                                                          ---
                                                         $ --   $211,693      $213,299
                                                         ======== ========

Property and Equipment

     Property and equipment, including equipment under capital leases, are carried at cost less accumulated depreciation and amortization. Property and equipment are depreciated using the straight-line method over estimated useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the remaining term of the lease. Depreciation expense includes amortization of capital leases and leasehold improvements.

     Property and equipment consist of the following:

                                                                JUNE 30,
                                                         -----------------------   MARCH 31,
                                                            1994         1995         1996
                                                         ----------   ----------   ----------
    Property and equipment:
      Equipment........................................  $1,775,534   $2,464,586   $3,347,076
      Leasehold improvements...........................      38,453       57,303       67,203
      Equipment-in-process.............................      26,557      916,263      409,405
                                                         ----------   ----------   ----------
                                                          1,840,544    3,438,152    3,823,684
    Less accumulated depreciation and amortization.....     413,345      930,027    1,523,095
                                                         ----------   ----------   ----------
                                                         $1,427,199   $2,508,125   $2,300,589
                                                         ==========   ==========   ==========

Revenue Recognition

     Revenue from product sales is recognized at the time of shipment.

Product Warranties

     The Company warrants its equipment for a period of one year. The Company provides for estimated warranty costs concurrent with the recognition of revenue.

                          CARDIAC PATHWAYS CORPORATION

Royalty Income

     At March 31, 1996, the Company had $3,000,000 of deferred royalty income related to one of its diagnostic catheter systems (see Note 9). Income earned from this royalty agreement will be recorded as a component of net sales.

Research and Development Costs

     Research and development costs which include clinical and regulatory costs are charged to expense as incurred.

Foreign Currency Translation

     The functional currency of the Company's two foreign subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are remeasured at the year-end exchange rate. Inventory, property, and other nonmonetary assets and liabilities are remeasured at historical rates. Adjustments resulting from these remeasurements are included in the results of operations and have been immaterial to date.

Net Loss Per Share

     Except as noted below, historical net loss per share is computed using the weighted average number of shares of common stock outstanding. Common equivalent shares from stock options and convertible preferred stock and warrants are excluded from the computation as their effect is antidilutive, except that, pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common and common equivalent shares issued during the twelve-month period prior to the initial filing of the proposed public offering have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method and the assumed public offering price for stock options and warrants and the if-converted method for convertible preferred stock).

     Historical net loss per share information is as follows:

                                                                              NINE MONTHS ENDED
                                               YEAR ENDED JUNE 30,                MARCH 31,
                                        ---------------------------------   ---------------------
                                          1993        1994        1995        1995        1996
                                        ---------   ---------   ---------   ---------   ---------
    Net loss per share................     $(1.66)     $(3.47)     $(4.43)     $(3.37)     $(3.06)
                                        =========   =========   =========   =========   =========
    Shares used in computing net loss
      per share.......................  2,102,000   2,139,000   2,182,000   2,177,000   2,198,000
                                        =========   =========   =========   =========   =========

Pro Forma Net Loss Per Share and Unaudited Pro Forma Balance Sheet

     Pro forma net loss per share has been computed as described above, and also gives effect to the conversion of convertible preferred shares not included above that will automatically convert upon completion of the Company's IPO (using the if-converted method) from the original date of issuance. Upon the closing of the offering covered by this Prospectus, all convertible preferred stock outstanding at March 31, 1996 will automatically be converted into an aggregate of 5,449,702 shares of common stock. Assuming conversion of the convertible preferred stock and exercise of the warrant to purchase Series D preferred stock which expires upon the closing of the IPO, but without giving effect to the offering itself, the unaudited pro forma amounts at March 31, 1996 are set forth in the accompanying balance sheet.

Reverse Stock Split

     As discussed in Note 14, the Board of Directors of the Company authorized a 2-for-3 reverse split of its convertible preferred stock and common stock and approved an increase in the number of shares of common

                          CARDIAC PATHWAYS CORPORATION
stock authorized. All share and per share amounts included in the accompanying financial statements and notes have been adjusted retroactively.

Recent Pronouncements

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation" which established a fair value based method of accounting for stock-based compensation plans and requires additional disclosures for those companies who elect not to adopt the new method of accounting. The Company will be required to adopt FAS 123 in fiscal 1997. The Company's intention is to continue to account for employee stock awards in accordance with APB Opinion No. 25 and to adopt the "disclosure only" alternative described in FAS 123.

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires the Company to review for impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. In certain situations, an impairment loss would be recognized. FAS 121 will become effective for the Company's year ending June 30, 1997. The Company has studied the implications of FAS 121 and, based on its initial evaluation, does not expect its adoption to have a material impact on the Company's financial condition or results of operations.

2.  COMMITMENTS

     The Company leases facilities and equipment under noncancelable lease agreements. Future minimum lease payments were as follows:

                                                    JUNE 30, 1995            MARCH 31, 1996
                                               -----------------------   ----------------------
                                                CAPITAL     OPERATING     CAPITAL     OPERATING
                                                 LEASES       LEASES       LEASES      LEASES
                                               ----------   ----------   ----------   ---------
    1996 (three months for March 31).........  $  699,458   $  371,674   $  174,864   $  92,328
    1997.....................................     699,458      351,612      699,458     351,612
    1998.....................................     468,509      351,612      468,509     351,612
    1999.....................................      39,154      117,204       39,154     117,204
                                               ----------   ----------   ----------    --------
    Total minimum lease payments.............   1,906,579   $1,192,102    1,381,985   $ 912,756
                                                            ==========                 ========
    Less amount representing interest........     242,204                   133,466
                                               ----------                ----------
    Present value of minimum lease
      payments...............................   1,664,375                 1,248,519
    Less current portion.....................     561,379                   604,025
                                               ----------                ----------
    Long-term portion........................  $1,102,996                $  644,494
                                               ==========                ==========

     The Company leases its facilities under noncancelable operating lease agreements that extend through October 1998. Rental expense was approximately $112,000 for the year ended June 30, 1993 and $350,000 for each of the years ended June 30, 1994 and 1995. Rental expense was approximately $218,000 and $226,000 for the nine months ended March 31, 1995 and 1996. In addition, the Company leases certain equipment under long-term leases, the terms of which qualify as capital leases. Capital lease obligations are collateralized with leased equipment.

                          CARDIAC PATHWAYS CORPORATION

     The Company's equipment acquired under capital lease arrangements and related accumulated amortization are as follows:

                                                             JUNE 30,
                                                      -----------------------     MARCH 31,
                                                        1994          1995           1996
                                                      --------     ----------     ----------
    Equipment at cost...............................  $837,000     $2,156,000     $2,156,000
    Less accumulated amortization...................   105,000        586,000        984,000
                                                      --------     ----------     ----------
                                                      $732,000     $1,570,000     $1,172,000
                                                      ========     ==========     ==========

     At March 31, 1996, the Company had an unused equipment lease line facility of $1,000,000, which expires on December 31, 1996. In addition, the Company had approximately $350,000 in noncancelable purchase commitments to acquire certain equipment components from two vendors at March 31, 1996.

3.  NOTE PAYABLE CONVERTIBLE TO SERIES E PREFERRED STOCK

     At March 31, 1996, the Company had a $4,500,000 note payable due a European biomedical company. The note bears interest at the prime rate (8.25% at March 31, 1996) as quoted in The Wall Street Journal, and all principal and accrued interest are due on June 27, 1999.

     The note is immediately payable in the event the Company completes a follow-on public offering subsequent to the IPO pursuant to which the Company realizes more than $5,000,000 or in the event the Company has positive cash flow from operations in excess of $500,000 for any fiscal quarter. Accordingly, the note and accrued interest will not be payable upon the closing of the IPO. In addition, the note is immediately payable upon the close of a merger, reorganization, or sale of substantially all of the assets of the Company.

     The note and accrued interest are convertible into Series E preferred stock at a rate equal to $18.00 per share until June 23, 1996. There are no further conversion rights related to the note and accrued interest after June 23, 1996.

4.  STOCKHOLDERS' EQUITY

Convertible Preferred Stock

     Convertible preferred stock at June 30, 1994 and 1995 and March 31, 1996 is as follows:

                                                                    SHARES ISSUED AND OUTSTANDING
                                                                  ---------------------------------
                                                                        JUNE 30,
                                        LIQUIDATION   AUTHORIZED  ---------------------   MARCH 31,
    SERIES                              PREFERENCE     SHARES       1994        1995        1996
    ----------------------------------  -----------   ---------   ---------   ---------   ---------
     A................................    $   .75       716,667     710,001     710,001     710,001
     B................................    $  2.25     1,514,445   1,514,444   1,514,444   1,514,444
     C................................    $  6.00     1,100,000   1,091,666   1,091,666   1,091,666
     D................................    $  8.70     1,296,781   1,270,114   1,270,114   1,270,114
     E................................    $ 13.13       600,000     190,476     190,476     190,476
     F................................    $ 15.00       776,000      --         373,001     673,001
     Undesignated.....................     --           118,773      --          --          --
                                                      ----------  ----------  ----------  ----------
              Total preferred stock...                6,122,666   4,776,701   5,149,702   5,449,702
                                                      ==========  ==========  ==========  ==========

     The preferred stock is convertible at any time into common stock on a one-for-one share basis with the conversion ratio subject to adjustment in the event of certain future dilutive stock issuance or other future events. Conversion is automatic upon the closing of a firm commitment, underwritten public offering of common stock, provided such offering is declared effective on or before September 30, 1996. If an offering has not been declared effective by September 30, 1996, the preferred stock shall automatically convert into common stock upon the closing of a firm commitment, underwritten public offering in which the aggregate proceeds are $15,000,000 or more and the initial public offering price is not less than $18.00 per share. The preferred shareholders have registration rights with respect to the common stock issuable upon conversion,

                          CARDIAC PATHWAYS CORPORATION
subject to certain criteria and limitations. Each share of preferred stock is entitled to a number of votes equal to the number of shares of common stock into which such preferred stock can be converted.

     Preferred shareholders are entitled to noncumulative dividends, when, as, and if declared by the Board of Directors, at the rate of $.06, $.18, $.48, $.69, $1.05, and $1.20 per share, per annum on Series A, B, C, D, E, and F preferred stock, respectively. Such dividends are in preference to any dividends paid to common stockholders.

     In the event of liquidation, the preferred stockholders are entitled to liquidation preference distributions as noted above, plus any declared but unpaid dividends. In the event there are insufficient liquidation proceeds to satisfy the aggregate liquidation preferences for all of the above series of preferred stock, the liquidation proceeds shall be distributed ratably among the holders of the preferred stock in proportion to the full preferential amount each holder would otherwise be entitled to receive.

Common Stock

     Common stock reserved for future issuance at March 31, 1996 is as follows:

    Stock option plan:
      Outstanding options...................................................    1,217,548
      Reserved for future grants............................................       30,735
                                                                                ----------
                                                                                1,248,283
                                                                                ----------
    Conversion of preferred stock warrants:
      Series D..............................................................       26,666
      Series E..............................................................        9,638
      Series F..............................................................       78,334
                                                                                ----------
                                                                                  114,638
                                                                                ----------
    Conversion of preferred stock:
      Series A..............................................................      710,001
      Series B..............................................................    1,514,444
      Series C..............................................................    1,091,666
      Series D..............................................................    1,270,114
      Series E..............................................................      190,476
      Series F..............................................................      673,001
                                                                                ----------
                                                                                5,449,702
                                                                                ----------
    Note payable and accrued interest convertible to series E preferred
      stock.................................................................      287,810
                                                                                ----------
                                                                                7,100,433
                                                                                ==========

Stock Option Plan

     In July 1991, the Board of Directors of the Company approved the Company's 1991 Stock Plan (the Plan). The Plan provides for the issuance of incentive and nonstatutory options to employees, officers, and consultants of the Company to acquire common stock of the Company. The Plan provides for the granting of options for up to 1,607,030 shares of common stock of the Company. The exercise price of incentive stock options granted under the Plan may not be less than 100% (110% in the case of any options granted to a person who owns more than 10% of the total combined voting power of all classes of stock of the Company) of the fair market value of the common stock subject to the option on the date of grant, as determined by the Board

                          CARDIAC PATHWAYS CORPORATION
of Director. Options granted under the Plan generally become exercisable over a four-year period and generally expire ten years from the date of grant. Expired options become available under the Plan.

     Activity under the Plan is as follows:

                                                SHARES         SHARES UNDER OUTSTANDING OPTIONS
                                               AVAILABLE   -----------------------------------------
                                               FOR GRANT    SHARES          PRICE         AGGREGATE
                                               ---------   ---------   ---------------    ----------
Balance at June 30, 1993.....................    144,615     666,027   $ .22 -- $  .60    $  257,641
  Authorization of shares for issuance.......    533,333      --          $     --            --
  Options granted............................   (222,333)    222,333   $ .60 -- $ 1.32       182,306
  Option exercised...........................     --         (56,056)  $ .22 -- $ 1.32       (18,044)
  Options canceled...........................     12,826     (12,826)  $ .22 -- $  .87        (6,203)
                                                 -------   ---------
Balance at June 30, 1994.....................    468,441     819,478   $ .22 -- $  .87       415,700
  Options granted............................   (475,364)    475,364   $1.32 -- $ 1.50       662,079
  Option exercised...........................     --         (84,281)  $ .22 -- $ 1.32       (41,897)
  Options canceled...........................    116,677    (116,677)  $ .22 -- $ 1.50      (104,257)
                                                 -------   ---------
Balance at June 30, 1995.....................    109,754   1,093,884   $ .22 -- $ 1.50       931,625
  Authorization of shares for issuance.......    250,000      --          $     --            --
  Options granted............................   (346,740)    346,740   $1.50 -- $12.37     1,227,330
  Option exercised...........................     --        (205,355)  $ .22 -- $ 3.30      (102,922)
  Options canceled...........................     17,721     (17,721)  $ .60 -- $ 9.90       (32,090)
                                                 -------   ---------
Balance at March 31, 1996....................     30,735   1,217,548   $ .22 -- $12.37    $2,023,943
                                                 =======   =========

     At June 30, 1995 and March 31, 1996, options to purchase 473,079 and 506,723 shares of common stock were exercisable, respectively.

     In March 1996, the Company entered into an employment agreement with an officer of the Company pursuant to which it will lend $385,000 to the officer at an annual interest rate of 5.88%. The proceeds of the loan will be used to exercise a stock option granted to this officer in January 1996. The loan is due upon the sale of the shares, or any portion thereof, underlying the option up to an amount equal to fifty percent (50%) of the proceeds from such sale. The outstanding balance of the note and accrued interest is due and payable on the earlier of the termination of the officer's employment, or January 2001.

     In connection with the preparation of this offering, the Company reconsidered whether stock options granted since March 1995 contained a compensatory element which should be recorded in the Company's accounts. Based in part upon the proposed range of the offering price of the Common Stock in this offering, the Company determined that for purposes of computing deferred compensation expense relating to the stock options granted in the last 12 months, it should value the Common Stock in September and October 1995 at $2.25 per share, in December 1995 at $4.50 per share, in January 1996 at $6.38 per share, in February 1996 at $9.90 per share and in March 1996 at $12.38 per share. These valuations resulted in a charge to operations in the nine months ended March 31, 1996 of $22,000 and will result in charges in future periods aggregating a maximum of approximately $192,000 as such stock options vest.

Stock Warrants

     At March 31, 1996, the Company had warrants outstanding for 114,638 shares of Series D, E and F preferred stock at exercise prices ranging from $8.70 to $15.00 per share. The warrants were issued in connection with the Company's building lease, equipment lease agreement, and a portion of the Series F

                          CARDIAC PATHWAYS CORPORATION
preferred stock financing. The warrants expire at various dates from 1998 through 2005 or five years after the closing of a registered public offering of the Company's Common Stock, except for warrants to purchase 6,667 shares of Series D preferred stock which expire upon the closing of a registered public offering. At March 31, 1996, warrants to purchase 114,638 shares of preferred stock were exercisable. The fair value of warrants issued in connection with lease transactions were expensed as incurred. The fair value of the warrants issued has been immaterial.

5.  INCOME TAXES

     Due to operating losses and the inability to recognize an income tax benefit therefrom, there is no provision for income taxes for fiscal 1993, 1994, and 1995 and the nine months ended March 31, 1996.

     Deferred income taxes reflect the net effects of tax carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                          JUNE 30,
                                                 ---------------------------      MARCH 31,
                                                    1994            1995             1996
                                                 -----------     -----------     ------------
    Net operating loss carryforwards...........  $ 3,800,000     $ 6,900,000     $  8,100,000
    Capitalized research costs.................      500,000         900,000          900,000
    Research credit carryforwards..............      700,000       1,300,000        1,300,000
    Deferred revenue...........................      --              --             1,200,000
    Other......................................      150,000         200,000          400,000
                                                 -----------     -----------     ------------
         Subtotal..............................    5,150,000       9,300,000       11,900,000
    Valuation allowance........................   (5,150,000)     (9,300,000)     (11,900,000)
                                                 -----------     -----------     ------------
    Total deferred tax asset...................  $   --          $   --          $    --
                                                 ===========     ===========     ============

     The increase in the valuation allowance was approximately $3,000,000 and $4,150,000 for the years ended June 30, 1994, and 1995, respectively. The increase in the valuation allowance for the nine months ended March 31, 1996 was $2,600,000.

     As of March 31, 1996, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $23,000,000 and $4,000,000, respectively. In addition, the Company had research credit carryforwards of approximately $1,300,000. The net operating loss and credit carryforwards described above will expire at various dates beginning in the years 1998 through 2011, if not utilized. Approximately $7,000,000 of the federal net operating loss disclosed above is subject to an annual limitation on utilization of approximately $1,000,000 due to the Section 382 ownership change rules of the Internal Revenue Code.

6.  RISKS DUE TO CONCENTRATIONS

Dependence on Systems

     The Company has been engaged primarily in researching, developing, testing and obtaining regulatory clearances for the catheters and equipment that are components of the Ventricular Tachycardia Ablation System, Arrhythmia Mapping Systems and Atrial Fibrillation Ablation System. The Company believes that these systems are currently the Company's only significant potential products and these systems will require additional development, clinical trials and regulatory approvals before they can be marketed in the United States and internationally.

     There can be no assurance that the Company's development efforts will be successful or that the systems or any other product developed by the Company will be safe or effective, approved by appropriate regulatory

                          CARDIAC PATHWAYS CORPORATION
and reimbursement authorities, capable of being manufactured in commercial quantities at acceptable costs or successfully marketed.

Dependence on Key Suppliers

     The Company purchases certain key components of its products, including the computer workstation, the fluid pump, certain integrated circuit components, flex circuits and biocompatible coating from sole, single or limited source suppliers. Any significant component supply delay or interruption could require the Company to qualify new sources of supply, if available, and could have a material adverse effect on the Company's ability to manufacture its products.

7.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                  YEAR ENDED                 NINE MONTHS ENDED
                                                   JUNE 30,                      MARCH 31,
                                       --------------------------------     -------------------
                                         1993       1994        1995          1995       1996
                                       --------   --------   ----------     --------   --------
    Capital lease obligations
      incurred to
      acquire equipment..............  $     --   $836,673   $1,319,064     $906,178   $  --
    Cash paid for interest...........  $     --   $ 41,319   $  119,936     $ 91,522   $119,852

8.  NOTES RECEIVABLE

     In fiscal 1993, the Company received a $200,000 promissory note from a consultant and former director of the Company. The full recourse note bears interest at 5.68% per annum, compounded annually, and is secured by approximately 533,333 shares of the Company's common stock held by the director. The principal and all accrued interest are payable upon the earlier of (1) May 31, 1997, (2) the date of termination of a consulting agreement between the director and the Company, (3) the effectiveness of an initial public offering of the Company's common stock pursuant to a registration statement filed with the Securities and Exchange Commission, or (4) the effectiveness of a merger, reorganization, or sale of substantially all of the Company's assets. At March 31, 1996, the $200,000 promissory note was outstanding, and the related accrued interest was approximately $40,000.

     The Company has made loans to employees in connection with their relocation to the Company's geographic area in the aggregate amount of $32,500. At March 31, 1996, the net amount of these loans was $16,000. These full recourse notes, which are unsecured, may be forgiven at the end of four years and are charged to expense in some circumstances. In addition, the Company made two full recourse unsecured loans to officers in the amount $21,000 at March 31, 1996 in connection with the purchase of the Company's stock.

9.  RELATIONSHIP WITH ARROW INTERNATIONAL, INC.

     The Company entered into an agreement with Arrow International, Inc. (Arrow) whereby the Company sold an aggregate of 606,667 shares of Series F preferred stock at $15.00 per share in June 1995 and December 1995 for an aggregate purchase price of approximately $9.1 million. In addition, Arrow acquired distribution and manufacturing rights related to certain of the Company's diagnostic catheter products and the Company received a $3.0 million prepaid royalty from Arrow in December 1995. This amount was recorded as deferred royalty income and will be amortized to income as the catheter products are manufactured and sold by Arrow. The royalty rate is 5% of the sales price of the related products. To date, no royalty income has been recognized.

                          CARDIAC PATHWAYS CORPORATION

10.  INDUSTRY SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION

     The Company operates in a single industry segment and revenues primarily consist of product sales to three significant distributors in the United States, Japan and Europe. The relative percentage of net sales for these distributors is summarized as follows:

                                                                           NINE MONTHS
                                                      YEAR ENDED              ENDED
                                                       JUNE 30,             MARCH 31,
                                                  -------------------     -------------
                                                  1994        1995        1995     1996
                                                  ----     ----------     ----     ----
            Distributor A.......................   --%         15%          7%      55%
            Distributor B.......................   --%         --%         --%      37%
            Distributor C.......................   --%         57%         61%       7%

     All export and other foreign sales are denominated in U.S. dollars. Export sales to Europe and Japan represented 85% and 15%, respectively, of the Company's net sales for the year ended June 30, 1995. For the nine months ended March 31, 1996, export sales to Europe and Japan represented 8% and 55% of net sales, respectively (93% and 7% for the nine months ended March 31, 1995). Sales to unaffiliated customers from the U.S. and the Company's European operations were $0 and $115,000, respectively, for the year ended June 30, 1995, and $884,000 and $195,000 for the nine months ended March 31, 1996 ($0 and $92,000 for the nine months ended March 31, 1995). Identifiable assets of the Company's two foreign subsidiaries are not significant.

11.  RELATED PARTY TRANSACTIONS

     During the nine months ended March 31, 1996, the Company entered into certain transactions (described below) with IntelliWire, Inc. (IntelliWire), a company developing products for interventional cardiology, and a related party. There are two members of the Board of Directors of the Company who are on the Board of Directors of IntelliWire, and one officer of the Company is also on the Board of Directors of IntelliWire. In addition, IntelliWire and the Company have certain common investor groups.

     The Company has a sublease agreement with IntelliWire for approximately 6,300 square feet. The sublease terminated on September 30, 1995, and thereafter, IntelliWire has opted to continue the sublease arrangement on a month-to-month basis. For the nine months ended March 31, 1995 and 1996, the Company recorded rental income of approximately $46,000 and $49,000 respectively, under the sublease. In addition, the Company also has a shared services agreement with IntelliWire whereby the Company and IntelliWire share the services of certain employees of each company, and the Company provides IntelliWire certain engineering, facilities, and support services. The shared services agreement is on a month-to-month basis, and for the nine months ended March 31, 1995 and 1996, the Company received a net amount of $24,000 and $16,000, respectively, under the shared services agreement after taking into consideration amounts due IntelliWire. For the nine months ended March 31, 1995 and 1996, the Company sold $6,000 and $0 in raw materials and equipment, respectively, at cost to IntelliWire. At March 31, 1996, the Company had a $13,000 receivable from IntelliWire.

     For the years ended June 30, 1994 and 1995, the Company recorded rental income of approximately $65,500 and $104,000, respectively, under the sublease. For the years ended June 30, 1994 and 1995, the Company received a net amount of $7,000 and $27,000, respectively, under the IntelliWire shared services agreement after taking into consideration amounts due IntelliWire. For the years ended June 30, 1994 and 1995, the Company sold $11,000 and $33,000 in raw materials and equipment, respectively, at cost to IntelliWire.

                          CARDIAC PATHWAYS CORPORATION

12.  EMPLOYEE BENEFIT PLAN

     The Company has an employee 401(k) salary deferral plan that allows voluntary contributions by all full-time employees. Eligible employees may contribute from 1% to 15% of their respective compensation, subject to statutory limitations, and the Company may match a percentage of employee contributions at the discretion of the Board of Directors. The Company made matching contributions to certain eligible employees in the plan of approximately $1,800 for the year ended June 30, 1995 and $4,500 for the nine months ended March 31, 1996.

13.  INCENTIVE PLAN

     In fiscal 1995, the Company adopted a cash incentive plan for certain key research and development and clinical personnel. These individuals are not officers of the Company. The cash award will be determined by the increase in the price of the Company's preferred stock from the last private round of preferred stock financing to the next private round of preferred stock financing or an initial public offering. At March 31, 1996, the Company had accrued $100,000 related to the plan. The incentive plan has a duration of two years and no cash awards have been paid to date under this plan.

14.  SUBSEQUENT EVENTS

     In March 1996, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the offering is consummated under terms presently anticipated, all of the currently outstanding preferred stock will convert to 5,449,702 shares of common stock. Unaudited pro forma stockholders' equity is set forth in the accompanying balance sheet as adjusted for the matters described above and exercise of the warrant to purchase Series D preferred stock which expires upon the closing of the IPO.

     In addition, in March 1996, the Company's Board of Directors (i) authorized a 2-for-3 reverse split of the Company's convertible preferred stock and common stock, (ii) approved an increase in the authorized number of shares of common stock to 30,000,000 shares (iii) authorized 5,000,000 shares of preferred stock that is not designated in a series and with respect to which the Board of Directors has the authority to establish the rights, preferences, privileges and restrictions, (iv) authorized the reincorporation of the Company from California to Delaware, (v) authorized an increase to the number of shares of common stock reserved for issuance under the 1991 Stock Plan by 280,000, (vi) authorized the adoption of the 1996 Employee Stock Purchase Plan pursuant to which 53,000 shares of the Company's common stock have been reserved for future issuance, and
(vii) authorized the adoption of the 1996 Director Option Plan pursuant to which 20,000 shares of the Company's common stock have been reserved for future issuance. All of the above items will be affected prior to or concurrently with the effective date of the Company's initial public offering.

                                      LOGO

APPENDIX
- --------

Photograph of the Company's Mercator Left Ventricular Mapping Basket
(in two different sizes), the Mercator Atrial Mapping Basket and the Nexus Linear Lesion Catheter.

Photograph of the Company's Trio/Ensemble Catheter and Radii Catheter.

Graphical illustration of the exterior of a human heart depicting the location where atrial fibrillation and ventricular tachycardia are most likely to occur.

Graphical illustration depicting how the Nexus Linear Lesion Catheter conforms to the interior wall of the atrium.

Photograph of the Company's Nexus Linear Lesion Catheter.

Photograph of the Company's Model 8100/8300 Arrhythmia Mapping System.

Photograph of the Company's Model 8004 Radiofrequency Generator and Integrated Fluid Pump.

Photograph of a person holding the Company's Mercator high resolution mapping catheter.

Graphical illustration depicting the tip of the Company's Chilli Cooled Ablation Catheter delivering radiofrequency energy to create a lesion in the heart tissue.

Photograph of the Company's Chilli Cooled Ablation Catheter.

A graphical illustration of the four chambers of a human heart.

A graphical illustration of a human heart depicting the typical location in the heart where atrial fibrillation and ventricular tachycardia are likely to occur.

Photograph of a man viewing an isochromal map displayed on the Company's Model 8100/8300 Arrhythmia Mapping System.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Shares being registered. All of the amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

                                                                                 AMOUNT
                                                                               TO BE PAID
                                                                               ----------
    SEC Registration Fee.....................................................  $   16,854
    NASD Filing Fee..........................................................       5,388
    The Nasdaq Stock Market Listing Fee......................................      40,000
    Blue Sky Qualification Fees and Expenses.................................      15,000
    Printing and Engraving Expenses..........................................     125,000
    Legal Fees and Expenses..................................................     375,000
    Accounting Fees and Expenses.............................................     120,000
    Transfer Agent and Registrar Fees........................................       2,500
    Directors' and Officers' Insurance.......................................     350,000
    Miscellaneous............................................................      50,258
                                                                               ----------
              TOTAL..........................................................  $1,100,000
                                                                               ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VII, Section 6, of the Registrant's Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its officers and directors, a form of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is made to Section 7 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since March 31, 1993, the Registrant has issued and sold (without payment of any selling commission to any person) the following unregistered securities.

      1. From March 31, 1993 to October 13, 1994, the Registrant issued and sold 4,000 shares of Common Stock to consultants at a price of $1.32 per share.

      2. From March 31, 1993 to March 31, 1996 the Registrant issued and sold 518,531 shares of Common Stock to employees and consultants at prices ranging from $0.225 to $1.50 per share, upon exercise of stock options and stock purchase rights, pursuant to the Registrant's 1991 Stock Plan.

      3. On October 29, 1993, the Registrant issued and sold 1,276,781 shares of Series D Preferred Stock to a total of 11 investors for an aggregate purchase price of $11,049,998.

      4. From October 29, 1993 to January 12, 1994, the Registrant issued warrants to purchase an aggregate of 26,667 shares of Series D Preferred Stock to a total of 2 investors with an exercise price of $8.70 per share.

      5. On May 16, 1994, the Registrant issued and sold 190,476 shares of Series E Preferred Stock to one investor for an aggregate purchase price of $2,499,998.

      6. On June 23, 1994, the Registrant issued a promissory note with initial principal of $4,500,000, which along with its accrued interest is convertible into shares of Series E Preferred Stock at $18.00 per share.

      7. From December 23, 1994 to June 22, 1995, the Registrant issued warrants to purchase an aggregate of 9,638 shares of Series E Preferred Stock to a total of 2 investors with an exercise price of $13.125 per share.

      8. From June 1, 1995 to December 1, 1995, the Registrant issued and sold 673,001 shares of Series F Preferred Stock to a total of 19 investors for an aggregate purchase price of $10,095,000.

      9. From June 13, 1995 to March 29, 1996, the Registrant issued warrants to purchase an aggregate of 78,334 shares of Series F Preferred Stock to a total of 19 investors with exercise prices ranging from $13.125 to $15.00 per share.

     The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the Company or otherwise, to information about the Registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

     1.1++   Form of Underwriting Agreement (draft dated April 16, 1995).
     3.1++   Restated Articles of Incorporation of the Registrant, as currently in effect.
     3.2++   Form of Certificate of Amendment of Restated Articles of Incorporation of the
             Registrant to be filed prior to the effective date of the offering made under this Registration Statement.
     3.3++   Form of Restated Certificate of Incorporation of the Registrant to be effective upon consummation of the Registrant's reincorporation into Delaware.
     3.4++   Form of Restated Certificate of Incorporation of the Registrant, to be filed immediately following the closing of the offering made under this Registration
             Statement.
     3.5++   Bylaws of the Registrant.
     3.6++   Bylaws of Registrant to be effective upon consummation of the Registrant's reincorporation into Delaware.
     4.1++   Specimen Common Stock Certificate.
     5.1++   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
    10.1++   Form of Indemnification Agreement between the Registrant and each of its directors and officers.
    10.2++   1991 Stock Plan and form of Stock Option Agreement thereunder.
    10.3++   1996 Director Option Plan and form of Director Stock Option Agreement thereunder.
    10.4++   1996 Employee Stock Purchase Plan and forms of agreement thereunder.
    10.5+++  OEM Agreement between Registrant and Liebel-Flarsheim Company dated June 22,
             1994.
    10.6+    License Agreement between Registrant and BSI Corporation dated October 21, 1994.
    10.7++   Loan Agreement between the Registrant and Dideco S.P.A. dated June 23, 1994, as amended by Amendment to Loan Agreement dated June 22, 1995 and Amendment No. 2 to Loan Agreement dated April 10, 1996.
    10.8+    Exclusive License Agreement dated May 24, 1995.
    10.9++   Manufacturing and Supply Agreement between the Registrant and Arrow
             International, Inc. dated March 8, 1995.
    10.10++  Exclusive International Distributor Agreement between the Registrant and Arrow
             International dated March 8, 1995.
    10.11++  Lease dated June 25, 1993 between the Registrant and Brock Properties.
    10.12++  Master Lease Agreement dated December 1, 1993 between the Registrant and Linc
             Capital Management Services, Ltd., as amended.
    10.13++  Shareholder Rights Agreement, as amended to date, dated June 13, 1995, between the Registrant and certain holders of the Company's securities.
    10.14++  Consulting Agreement dated June 1, 1995 between the Registrant and Mir Imran.
    11.1++   Statement Regarding Computation of net loss per share.
    22.1++   Subsidiaries of Registrant.
    23.1     Consent of Ernst & Young LLP, Independent Auditors. (See page II-6).
    23.2++   Consent of Counsel.
    23.3++   Consent of Limbach & Limbach L.L.P.
    24.1++   Power of Attorney.
    27.1++   Financial Data Schedule

- ------------
+ Confidential treatment requested for portions of these agreements. Omitted portions have been filed separately with the Commission.

++ Previously filed.

     (b) Financial Statement Schedules:

        II -- Valuation and Qualifying Accounts

     All other Schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17.  UNDERTAKINGS

     The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of the Registrant, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 7th day of June, 1996.

                                          CARDIAC PATHWAYS CORPORATION

                                          By /s/  WILLIAM N. STARLING

                                            ------------------------------------
                                            (William N. Starling)
                                            President, Chief Executive Officer
                                             and
                                            Chairman of the Board of Directors

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 3 TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED


[/R]

                SIGNATURE                                    TITLE                          DATE
- ------------------------------------------  ---------------------------------------    --------------
/s/  WILLIAM N. STARLING                    President, Chief Executive Officer and       June 7, 1996
- ------------------------------------------  Chairman of the Board of Directors
(William N. Starling)                       (Principal Executive Officer)
DAVID W. GRYSKA*                            Vice President, Finance and Chief            June 7, 1996
- ------------------------------------------  Financial Officer (Principal Financial
(David W. Gryska)                           and Accounting Officer)
LAWRENCE G. MOHR, JR.*                      Director                                     June 7, 1996
- ------------------------------------------
(Lawrence G. Mohr, Jr.)
JOSEPH P. ILVENTO, M.D.*                    Director                                     June 7, 1996
- ------------------------------------------
(Joseph P. Ilvento, M.D.)
THOMAS J. FOGARTY, M.D.*                    Director                                     June 7, 1996
- ------------------------------------------
(Thomas J. Fogarty, M.D.)
ANNETTE CAMPBELL-WHITE*                     Director                                     June 7, 1996
- ------------------------------------------
(Annette Campbell-White)
*By: /s/  WILLIAM N. STARLING
     (Attorney-In-Fact)

[/R]

                                                                    EXHIBIT 23.1

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

     We consent to the reference to our firm under the caption "Selected Consolidated Financial Data" and "Experts" and to the use of our report dated April 11, 1996 (except for the second paragraph of Note 14 as to which the date is June 5, 1996) in the Registration Statement (Form S-1 Amendment No. 3) and related Prospectus of Cardiac Pathways Corporation for the registration of 2,875,000 shares of its common stock.

     Our audits also included the financial statement schedule of Cardiac Pathways Corporation listed in Item 16(b). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                          /s/  ERNST & YOUNG LLP

San Jose, California
June 5, 1996

                                                                    EXHIBIT 23.3

                      CONSENT OF LIMBACH & LIMBACH L.L.P.

     We consent to the reference to our firm under the caption "Experts" in the Registration Statement of Cardiac Pathways Corporation for the registration of 2,875,000 shares of its common stock, including the prospectus constituting a part thereof, and any amendment thereof.

                                            LIMBACH & LIMBACH L.L.P.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                                 ADDITIONS
                                                 BALANCE AT      CHARGED TO                    BALANCE AT
                                                BEGINNING OF     COSTS AND                       END OF
                 DESCRIPTION                       PERIOD         EXPENSES      DEDUCTIONS       PERIOD
- ----------------------------------------------  ------------     ----------     ----------     ----------
Allowance for doubtful accounts:
June 30, 1994.................................     $   --          $   --         $   --         $   --
June 30, 1995.................................         --           9,500             --          9,500
March 31, 1996................................      9,500           2,000         (2,000)         9,500

                                       S-1